   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000

                                                      REGISTRATION NO. 333-48638
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ADEPT TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA                           3559                             94-2900635
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL        (IRS EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)                   NUMBER)

                150 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134
                                 (408) 432-0888
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               BRIAN R. CARLISLE
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             ADEPT TECHNOLOGY, INC.
                             150 ROSE ORCHARD WAY,
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 432-0888
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

              KENNETH R. LAMB, ESQ.                                JOHN L. SAVVA, ESQ.
             MEG L. FITZPATRICK, ESQ.                             DAVID A. RIVERA, ESQ.
           GIBSON, DUNN & CRUTCHER LLP                             SULLIVAN & CROMWELL
              ONE MONTGOMERY STREET                               1870 EMBARCADERO ROAD
         SAN FRANCISCO, CALIFORNIA 95104                       PALO ALTO, CALIFORNIA 94303
                  (415) 393-8200                                      (650) 461-5600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM      AGGREGATE OFFERING
 TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE         OFFERING PRICE        PROPOSED MAXIMUM          AMOUNT OF
         TO BE REGISTERED                  REGISTERED           PER SHARE(1)             PRICE(1)         REGISTRATION FEE(1)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
  share............................        2,454,968               $37.81              $92,822,340            $24,505.10
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act of 1933 based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq National Market on October 20, 2000. Previously paid.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 13, 2000

PROSPECTUS

                                2,134,755 SHARES

                          ADEPT TECHNOLOGY, INC. LOGO
                                  COMMON STOCK

                             ----------------------

     Adept is selling 2,000,000 shares and the selling shareholders identified in this prospectus are selling 134,755 shares. Adept will not receive any proceeds from the sale of the shares being sold by the selling shareholders.

     The shares are quoted on the Nasdaq National Market under the symbol "ADTK." On October 24, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $39.75 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                             ----------------------

                                                              PER SHARE        TOTAL
                                                              ---------        -----
Public offering price......................................       $              $
Underwriting discount......................................       $              $
Proceeds, before expenses, to Adept........................       $              $
Proceeds, before expenses, to the selling shareholders.....       $              $

     The underwriters may also purchase up to an additional 320,213 shares from Adept at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about             , 2000.

                             ----------------------

MERRILL LYNCH & CO.                                              LEHMAN BROTHERS
                               CIBC WORLD MARKETS
                             ----------------------
               The date of this prospectus is             , 2000

[DESCRIPTION OF INSIDE FRONT COVER GRAPHIC
GRAPHICS IDENTIFYING THREE AREAS OF ADEPT'S BUSINESS WITH A PICTURE OF A ROBOT RELATING TO EACH AREA, INCLUDING:
  AUTOMATION EQUIPMENT FOR: WAFER PROCESSING -- SEMICONDUCTOR
                            TELECOM AUTOMATION -- TELECOMMUNICATIONS
                            FIBER OPTIC ASSEMBLY -- PHOTONICS]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Special Note Regarding Forward-Looking Statements...........   19
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Price Range of Our Common Stock.............................   20
Capitalization..............................................   21
Selected Consolidated Financial Data........................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   33
Management..................................................   46
Certain Transactions........................................   52
Principal and Selling Shareholders..........................   53
Description of Capital Stock................................   56
Shares Eligible For Future Sale.............................   58
Underwriting................................................   60
Validity of Common Stock....................................   62
Experts.....................................................   62
Where You Can Find More Information About Us................   62
Index To Consolidated Financial Statements..................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
                            ------------------------

     Adept's registered trademarks include Adept and SILMA. This prospectus contains other trademarks and trade names of Adept and other companies.

                               PROSPECTUS SUMMARY

     The following summary highlights information that we more fully describe elsewhere in this prospectus. You should read this entire prospectus carefully, including the section entitled "Risk Factors."

                             ADEPT TECHNOLOGY, INC.

     We provide intelligent automation systems that meet our customers' increasingly complex manufacturing requirements. Over our 17 year history, we have become a market leader in intelligent automation systems and have an installed base of approximately 19,000 systems worldwide. We utilize our portfolio of high precision assembly components, material handling robotics and application development software to deliver a comprehensive approach to intelligent automation that we call Rapid Deployment Automation, or RDA. Our simplified approach to the design and implementation of intelligent automation reduces the time and cost to design, engineer and launch products into high-volume production.

     Intelligent automation technology is composed of computer-based motion control machinery, machine vision for alignment and positioning and high-level software programming. These technologies perform material handling, precision assembly and packaging functions within manufacturing environments. This technology has been adopted by many industries including semiconductors, electronics, automotive, food processing, life sciences and pharmaceuticals with increasing adoption in high growth industries such as wireless communications and photonics, which include optical components, sensors and modules.

     Implementing production automation systems has become a key factor in the successful commercialization of products and technologies. This strategy is apparent in both mature and high technology industries as more companies implement automation into their production environments to cost-effectively meet product demand and reduce the time to market between product design and full volume production. In addition to meeting the challenges of capacity constraints and short product life cycles, our customers also face increasing component miniaturization in a variety of industries. As a result, manual assembly and handling in the manufacturing process has become increasingly infeasible, requiring high precision manufacturing automation. Underlying all of these manufacturing goals is our customers' need to maintain high levels of production quality. Intelligent automation solutions have the ability to improve our customers' profitability by reducing costs and increasing production throughput while maintaining high product quality.

     We believe significant opportunities exist for intelligent automation systems in several key high growth industries including fiber optic components, wireless communications and semiconductor equipment. In particular, we believe there is substantial opportunity in fiber optic component manufacturing as a majority of these components are manually produced today without standardized production processes. In addition, many of the companies in the photonics industry are start-ups who often lack the resources and expertise to develop automation solutions in-house. In the wireless communications industry, growth in subscribers and wireless applications has resulted in the need to use automated systems to meet mobile phone demand and to respond to short product life cycles. Manufacturers of semiconductor capital equipment continue to turn to third party suppliers to provide value-added subsystems that increase automation capabilities and efficiencies in their core processes. We believe that the transition to 300 mm wafers in the semiconductor industry will further contribute to the demand for automation.

     We have leveraged our automation experience across multiple industries including semiconductor, electronics, automotive, food processing, life sciences, and pharmaceuticals. We have also successfully introduced automation systems to the high growth industries of photonics and wireless communications. We believe our automation solutions will reduce manufacturing times while improving quality, yield and throughput in the photonics industry. Using our RDA methodology, our customers can configure standardized platforms by utilizing a combination of automation components from our portfolio that provide both a flexible and an integrated manufacturing solution. Our customers also benefit from increased flexibility via efficient production line changeovers during product life cycles, less customized engineering, reduced dependence on manufacturing engineers and overall shorter implementation cycles.

     Our goal is to be the leading provider of precision automation systems to the markets we serve. Key elements of our strategy include:

     - Enhance RDA capabilities by providing integrated platforms;

     - Leverage key technologies and automation knowledge to further penetrate the photonics industry;

     - Provide differentiated, value added automation systems to further penetrate high growth markets;

     - Continue strategic acquisitions to complement existing product portfolio; and

     - Enhance customer relationships.

     We have developed a diverse customer base by marketing and selling our products worldwide through more than 300 system integrators, our direct sales force and original equipment manufacturers, or OEMs. We have leveraged these relationships into a worldwide presence with the ability to deliver comprehensive turnkey solutions to our customers across multiple industries and applications. No customer accounted for more than 10% of our revenues in any of the past three years. During fiscal 2000, our top three OEM customers by revenue were Staubli Faverges SCA, KLA-Tencor Corporation and PMJ Automec USA, Inc.; our top three system integrator customers by revenue were ATS Ohio; RTS Wright Industries Inc. and Balda AG; and our top three corporate customers by revenue were Ford Motor Company, Motorola, Inc. and Corning, Inc.

     Our principal executive offices are located at 150 Rose Orchard Way, San Jose, California 95134, and our telephone number at that location is (408) 432-0888.

                                  THE OFFERING

Common stock offered by
Adept.........................   2,000,000 shares

Common stock offered by the
selling shareholders..........   134,755 shares

Shares outstanding after the
offering......................   12,851,540 shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the over-allotment option will be approximately $74.1 million. We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds to pursue acquisitions of complementary products, technologies or businesses. We will not receive any proceeds from the sale of shares by the selling shareholders.

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares of common stock.

Nasdaq National Market
symbol........................   ADTK

     Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

     The number of shares of common stock outstanding after this offering is based on 10,851,540 shares outstanding as of October 19, 2000. The number of shares outstanding after this offering excludes:

     - 2,534,771 shares reserved for issuance under our stock option plans, of which options to purchase 1,991,604 shares at an average option price of $11.55 have been issued;

     - 862,016 shares reserved for issuance under our stock purchase plan; and

     - shares of our common stock valued at $1.1 million that may be issuable to the former shareholders of HexaVision Technologies Inc. in connection with our acquisition of HexaVision.

     This number assumes that the underwriters' over-allotment option to purchase additional shares is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 320,213 shares.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Please read this table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

     On July 14, 1999, we completed the acquisition of BYE/OASIS Engineering, Inc. in a pooling of interests transaction. The summary consolidated financial data prior to June 30, 2000 has been restated to include the historical results of BYE/OASIS. Fiscal 2000 results also include the financial results of Pensar-Tucson, Inc. subsequent to its acquisition on April 28, 2000 and NanoMotion Incorporated subsequent to its acquisition on May 31, 2000. Financial results for the fiscal quarter ended September 30, 2000, also include the financial results of HexaVision Technologies Inc. subsequent to its acquisition on July 21, 2000.

                                          THREE MONTHS ENDED
                                      --------------------------                 YEAR ENDED JUNE 30,
                                      SEPTEMBER 30,   OCTOBER 2,   ------------------------------------------------
                                          2000           1999       2000      1999       1998      1997      1996
                                      -------------   ----------   -------   -------   --------   -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Net revenues........................     $27,621       $20,634     $99,212   $87,374   $105,440   $88,511   $85,098
  Gross margin......................      12,838         7,887      43,039    39,472     44,599    36,494    36,160
Total operating expenses............      14,127        11,704      45,805    36,267     41,490    32,496    29,316
Operating income (loss).............      (1,289)       (3,817)     (2,766)    3,205      3,109     3,998     6,844
Interest income, net................         189           309         746       926        971       693       490
Net income (loss)...................     $  (715)      $(2,446)    $(1,427)  $ 2,511   $  2,261   $ 3,157   $ 6,030
Net income (loss) per share:(1)
  Basic.............................     $ (0.07)      $ (0.26)    $ (0.15)  $  0.27   $   0.25   $  0.36   $  0.79
  Diluted...........................     $ (0.07)      $ (0.26)    $ (0.15)  $  0.26   $   0.23   $  0.34   $  0.72
Number of shares used in computing
  per share amounts:(1)
  Basic.............................      10,743         9,491       9,774     9,302      9,154     8,739     7,659
  Diluted...........................      10,743         9,491       9,774     9,484      9,689     9,159     8,404

---------------
(1) See notes 1 and 8 of the notes to our consolidated financial statements for a discussion of the computation of net income (loss) per share.

     The as adjusted balance sheet data below reflects the application of the estimated net proceeds to Adept from the sale of our common stock in this offering based on an assumed public offering price of $39.75 per share, after deducting an assumed underwriting discount and estimated offering expenses.

                                                              AS OF SEPTEMBER 30, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 8,575       $ 82,683
Working capital.............................................   37,687        111,795
Total assets................................................   90,625        164,733
Long-term liabilities.......................................    1,403          1,403
Total shareholders' equity..................................   70,876        144,984

                                  RISK FACTORS

     You should carefully consider the risks described below, as well as other information contained in this prospectus, before making a decision to buy our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

RISKS RELATED TO OUR BUSINESS

YOU SHOULD NOT RELY ON OUR PAST RESULTS TO PREDICT OUR FUTURE PERFORMANCE BECAUSE OUR OPERATING RESULTS FLUCTUATE DUE TO FACTORS WHICH ARE DIFFICULT TO FORECAST.

     Our past revenue and other operating results may not be accurate indicators of our future performance. Our operating results have been subject to significant fluctuations in the past, and we expect this to continue in the future. The factors that may contribute to these fluctuations include:

     - fluctuations in capital spending, cyclicality and other economic conditions domestically and internationally in one or more industries in which we sell our products;

     - new product introductions by us or by our competitors;

     - changes in product mix and pricing by us, our suppliers or our competitors;

     - availability of components and raw materials for our products;

     - our failure to manufacture a sufficient volume of products in a timely and cost-effective manner;

     - our failure to anticipate the changing product requirements of our customers;

     - a change in market acceptance of our products or a shift in demand for our products;

     - changes in the mix of sales by distribution channels;

     - exchange rate fluctuations; and

     - extraordinary events such as litigation or acquisitions.

     Our gross margins may vary greatly depending on the mix of sales of lower margin hardware products, particularly mechanical subsystems purchased from third party vendors, and higher margin software products.

     Our operating results may also be affected by general economic and other conditions affecting the timing of customer orders and capital spending. For example, our operations during the third and fourth quarters of fiscal 1998, the first three quarters of fiscal 1999 and the first quarter of fiscal 2000 were adversely affected by a continuing downturn in hardware purchases by customers in the electronics industry, particularly disk-drive manufacturers and to a lesser extent communication manufacturers. We cannot estimate when or if a sustained revival in these key hardware markets will occur.

     We generally recognize product revenue upon shipment or, for certain international sales, upon receipt by the customers. As a result, our net revenues and results of operations for a fiscal period will be affected by the timing of orders received and orders shipped during the period. A delay in shipments near the end of a fiscal period, for example, due to product development delays or delays in obtaining materials may cause sales to fall below expectations and harm our operating results for the period.

     In addition, our continued investments in research and development, capital equipment and ongoing customer service and support capabilities result in significant fixed costs that we cannot reduce rapidly. As a result, if our sales for a particular fiscal period are below expected levels, our operating results for the period could be materially adversely affected.

     In the event that in some future fiscal quarter our net revenues or operating results fall below the expectations of public market analysts and investors, the price of our common stock may fall. We may not be able to increase or sustain our profitability on a quarterly or annual basis in the future.

SALES OF OUR PRODUCTS DEPEND ON THE CAPITAL SPENDING HABITS OF OUR CUSTOMERS, WHICH TEND TO BE CYCLICAL.

     Intelligent automation systems using our products can range in price from $75,000 to several million dollars. Accordingly, our success is directly dependent upon the capital expenditure budgets of our customers. Our future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns and other factors affecting capital spending. Although the majority of our international customers are not in the Asia-Pacific region, we believe that any instability in the Asia-Pacific economies could also have a material adverse effect on the results of our operations as a result of a reduction in sales by our customers to those markets. Domestic or international recessions or a downturn in one or more of our major markets, such as the electronics, wireless communications, semiconductor, appliances, pharmaceutical, food processing or automotive components industries, and resulting cutbacks in capital spending would have a direct, negative impact on our business.

     We sell some of our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

     Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. The long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell. A downturn in the semiconductor industry could therefore harm our revenues and gross margin if demand drops or average selling prices decline.

     Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of qualified personnel. Our inability to ramp-up in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors.

MANY OF THE KEY COMPONENTS AND MATERIALS OF OUR PRODUCTS COME FROM SINGLE SOURCE SUPPLIERS AND THEIR PROCUREMENT REQUIRES LENGTHY LEAD TIMES.

     We obtain many key components and materials and some significant mechanical subsystems from sole or single source suppliers with whom we have no guaranteed supply arrangements. In addition, some of our sole or single sourced components and mechanical subsystems incorporated into our products have long procurement lead times. Our reliance on sole or single source suppliers involves certain significant risks including:

     - loss of control over the manufacturing process;

     - potential absence of adequate supplier capacity;

     - potential inability to obtain an adequate supply of required components, materials or mechanical subsystems; and

     - reduced control over manufacturing yields, costs, timely delivery, reliability and quality of components, materials and mechanical subsystems.

     We depend on Sanmina Corporation for the supply of our circuit boards, NSK Corporation for the supply of our linear modules, which are mechanical devices powered by an electric motor that move in a straight line, and which can be combined as building blocks to form simple robotic systems, Yaskawa Electric Corp. for the supply of our 6-axis robots, Samsung Electronics Co., Ltd. for the supply of semiconductor robots, Hirata Corporation for the supply of our Adept Cobra 600 robot mechanism and we are transitioning from Imaging Technology Incorporated to Matrox Electronic Systems Ltd. for the supply of our computer vision processors, which are used to digitize images from a camera and perform measurements and analysis. If any one of these significant sole or single source supplier were unable or unwilling to manufacture the components, materials or mechanical subsystems we need in the volumes we require, we would have to identify and qualify acceptable replacements. The process of qualifying suppliers may be lengthy, and additional sources may not be available to us on a timely basis, on acceptable terms or at all. If supplies of these items were not available from our existing suppliers and a relationship with an alternative vendor could not be developed in a timely manner, shipments of our products could be interrupted and reengineering of these products could be required. In the past, we have experienced quality control or specification problems with certain key components provided by sole source suppliers, and have had to design around the particular flawed item. We have also experienced delays in filling customer orders due to the failure of certain suppliers to meet our volume and schedule requirements. Some of our suppliers have also ceased manufacturing components that we require for our products, and we have been required to purchase sufficient supplies for the estimated life of our product line. Problems of this nature with our suppliers may occur in the future.

     Disruption or termination of our supply sources could require us to seek alternative sources of supply, and could delay our product shipments and damage relationships with current and prospective customers, any of which could have a material adverse effect on our business. If we incorrectly forecast product mix for a particular period and we are unable to obtain sufficient supplies of any components or mechanical subsystems on a timely basis due to long procurement lead times, our business, financial condition and results of operations could be substantially impaired. Moreover, if demand for a product for which we have purchased a substantial amount of components fails to meet our expectations, we would be required to write off the excess inventory. A prolonged inability to obtain adequate timely deliveries of key components could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE OUR PRODUCT SALES ARE SEASONAL, WE MAY NOT BE ABLE TO MAINTAIN A STEADY REVENUE STREAM.

     Our product sales are seasonal. We have historically had higher bookings for our products during the June quarter of each fiscal year and lower bookings during the September quarter of each fiscal year, due primarily to the slowdown in sales to European markets and summer vacations. In the event bookings for our products in the June fiscal quarter are lower than anticipated and our backlog at the end of the June fiscal quarter is insufficient to compensate for lower bookings in the September fiscal quarter, our results of operations for the September fiscal quarter and future quarters will suffer. For example, our net revenues decreased as a result of reduced product bookings in each of the two previous fiscal quarters ending December 1999. As a whole, our revenues were adversely affected by a decline in orders from customers primarily in the disk-drive industry during fiscal 2000 and fiscal 1999 and, to a lesser extent, the communications markets in fiscal 1999.

     A significant percentage of our product shipments occur in the last month of each fiscal quarter. Historically, this has been due in part, at times, to our inability to forecast the level of demand for our products or of the product mix for a particular fiscal quarter. To address this problem we periodically stock inventory levels of completed robots, machine controllers and certain strategic components. If shipments of

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

our products fail to meet forecasted levels, the increased inventory levels and increased operating expenses in anticipation of sales that do not materialize could adversely affect our business.

ORDERS CONSTITUTING OUR BACKLOG ARE SUBJECT TO CHANGES IN DELIVERY SCHEDULES AND CUSTOMER CANCELLATIONS RESULTING IN LOWER THAN EXPECTED REVENUES.

     Backlog should not be relied on as a measure of anticipated activity or future revenues, because the orders constituting our backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty to the customer. We have in the past experienced changes in delivery schedules and customer cancellations that resulted in our revenues in a given quarter being materially less than would have been anticipated based on backlog at the beginning of the quarter. Similar delivery schedule changes and order cancellations may adversely affect our operating results in the future.

BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, THEY MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME.

     We generally do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. Because our customers are free to purchase products from our competitors, we are exposed to competitive price pressure on each order. Any reductions, cancellations or deferrals in customer orders could have a negative impact on our financial condition and results of operations.

WE ARE EXPANDING DEVELOPMENT OF INTELLIGENT AUTOMATION SOLUTIONS FOR THE PHOTONICS INDUSTRY, AND OUR ENTRY INTO THIS INDUSTRY WILL REQUIRE US TO DEVELOP SIGNIFICANT NEW CAPABILITIES AND MAY NOT BE SUCCESSFUL.

     We are expanding development of our intelligent automation solutions targeted at the photonics industry. We expect to devote significant financial, engineering and management resources to expand our development and marketing of these solutions. Our success in the photonics industry depends upon our ability to, among other things:

     - accurately determine the features and functionality that our photonics customers require or prefer;

     - successfully design and implement intelligent automation solutions that include these features and functionality;

     - enter into agreements with system integrators, manufacturers and distributors; and

     - achieve market acceptance for our photonics solutions.

     Our photonics solutions may not achieve broad market acceptance for a variety of reasons including:

     - photonics companies may continue their current production methods and may not adopt our intelligent automation solutions;

     - photonics companies may determine that the costs and resources required to switch to our intelligent automation solutions are unacceptable to them;

     - system integrators, manufacturers and original equipment manufacturers, or OEMs, may not enter into agreements with us; and

     - competition from traditional, well-established photonics manufacturing methods.

     We have limited experience in developing and marketing products for the photonics industry. If we do not successfully develop and achieve market acceptance of products for the photonics industry, our ability to increase our revenue may be limited and our business and our results of operations will suffer.

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

WE CHARGE A FIXED PRICE FOR CERTAIN PRODUCTS WHICH MAY MAKE US VULNERABLE TO COST OVERRUNS.

     Our operating results fluctuate when our gross margins vary. Our gross margins vary for a number of reasons, including:

     - the mix of products we sell;

     - the average selling prices of products we sell;

     - the costs to manufacture, market, service and support our new products and enhancements;

     - the costs to customize our systems; and

     - our efforts to enter new markets.

     We charge a fixed price for certain of our products, including the products that we added as a result of our acquisition of Pensar. If the costs we incur in completing a customer order for these products exceed our expectations, we generally cannot pass those costs on to our customer.

WE HAVE SIGNIFICANT FIXED COSTS WHICH ARE NOT EASILY REDUCED DURING A DOWNTURN.

     We continue to invest in research and development, capital equipment and extensive ongoing customer service and support capability worldwide. These investments create significant fixed costs that we may be unable to reduce rapidly if we do not meet our sales goals. Moreover, if we fail to obtain a significant volume of customer orders for an extended period of time, we may have difficulty planning our future production and inventory levels, which could also cause fluctuations in our operating results.

IF OUR TARGETED PHOTONICS MARKET DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR REVENUE WILL NOT GROW AS FAST AS ANTICIPATED, IF AT ALL.

     Segments of the photonics market that we target as an element of our growth strategy are either emerging or rapidly changing and the potential size of these market segments and the timing of their development are difficult to predict. If our targeted segments of this market develop more slowly than we expect, our ability to increase our revenue may be limited. We depend, in part, upon the broad acceptance by photonics manufacturers of our material handling and component assembly solutions, as well as our simulation software and robot vision and motion control technology.

WE RELY ON SYSTEMS INTEGRATORS AND OEMS TO SELL OUR PRODUCTS.

     We believe that our ability to sell products to system integrators and OEMs will continue to be important to our success. Our relationships with system integrators and OEMs are generally not exclusive, and some of our system integrators and OEMs may expend a significant amount of effort or give higher priority to selling products of our competitors. In the future, any of our system integrators or our OEMs may discontinue their relationships with us or form additional competing arrangements with our competitors. The loss of, or a significant reduction in revenues from, system integrators or OEMs to which we sell a significant amount of our product could negatively impact our business, financial condition or results of operations.

     As we enter new geographic and applications markets, we must locate system integrators and OEMs to assist us in building sales in those markets. We may not be successful in obtaining effective new system integrators or OEMs or in maintaining sales relationships with them. In the event a number of our system integrators and/or OEMs experience financial problems, terminate their relationships with us or substantially reduce the amount of our products they sell, or in the event we fail to build an effective systems integrator or OEM channel in any new markets, our business, financial condition and results of operations could be adversely affected.

     In addition, a substantial portion of our sales are to system integrators that specialize in designing and building production lines for manufacturers. Many of these companies are small operations with limited financial resources, and we have from time to time experienced difficulty in collecting payments from
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

certain of these companies. As a result, we perform ongoing credit evaluations of our customers. To the extent we are unable to mitigate this risk of collections from system integrators, our results of operations may be harmed.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS, WHICH INCREASE OUR COSTS IN OBTAINING ORDERS AND REDUCES THE PREDICTABILITY OF OUR EARNINGS.

     Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. Orders expected in one quarter may shift to another quarter or be cancelled as a result of the customers' budgetary constraints, internal acceptance reviews, and other factors affecting the timing of customers' purchase decisions. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. In addition, the time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Longer sales cycles require us to invest significant resources in attempting to make sales, which may not be realized, and delay the generation of revenue.

OUR INTERNATIONAL OPERATIONS MAY SUBJECT US TO DIVERGENT REGULATORY REQUIREMENTS AND OTHER RISKS THAT MAY HARM OUR OPERATING RESULTS.

     International sales were $11.5 million for the fiscal quarter ended September 30, 2000, $44.9 million for the fiscal year ended June 30, 2000, $41.2 million for the fiscal year ended June 30, 1999 and $39.8 million for the fiscal year ended June 30, 1998. This represented 41.7%, 45.2%, 47.2%, and 37.8% of net revenues for the respective periods. We also purchase some components and mechanical subsystems from foreign suppliers. As a result, our operating results are subject to the risks inherent in international sales and purchases, which include the following:

     - unexpected changes in regulatory requirements;

     - political and economic changes and disruptions;

     - transportation costs and delays;

     - foreign currency fluctuations;

     - export/import controls;

     - tariff regulations and other trade barriers;

     - higher freight rates;

     - difficulties in staffing and managing foreign sales operations;

     - greater difficulty in accounts receivable collection in foreign jurisdictions; and

     - potentially adverse tax consequences.

     Foreign exchange fluctuations may render our products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. In calendar 2000, the value of major European currencies has dropped against the U.S. dollar. To date, we have not reflected that change in currency value in our selling prices. In order to maintain a competitive price for our products in Europe, we may have to provide discounts or otherwise effectively reduce our prices, resulting in a lower margin on products sold in Europe. Continued change in the values of European currencies or changes in the values of other foreign currencies could have a negative impact on our business, financial condition and results of operations.

     In addition, duty, tariff and freight costs can materially increase the cost of crucial components for our products. We anticipate that past turmoil in Asian financial markets and the deterioration of the underlying economic conditions in certain Asian countries may continue to have an impact on our sales to customers located in, or whose projects are based in, those countries due to the impact of restrictions on government spending imposed by the International Monetary Fund on those countries receiving the International Monetary Fund's assistance. In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as our products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer's or our bank's financial condition or the inability to access local equity financing.

     Maintaining operations in different countries requires us to expend significant resources to keep our operations coordinated and subjects us to differing laws and regulatory regimes that may affect our service offerings and revenue.

WE MAY INCUR CURRENCY EXCHANGE-RELATED LOSSES IN CONNECTION WITH OUR RELIANCE ON OUR SINGLE OR SOLE SOURCE FOREIGN SUPPLIERS.

     We make yen-denominated purchases of certain components and mechanical subsystems from certain of our sole or single source Japanese suppliers. Depending on the amount of yen-denominated purchases, we may engage in hedging transactions in the future. However, notwithstanding these precautions, we remain subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. Our current or any future currency exchange strategy may not be successful in avoiding exchange-related losses. Any exchange-related losses or exposure may negatively effect our business, financial condition or results of operations.

IF OUR HARDWARE PRODUCTS DO NOT COMPLY WITH STANDARDS SET FORTH BY THE EUROPEAN UNION, WE WILL NOT BE ABLE TO SELL THEM IN EUROPE.

     Our hardware products are required to comply with European Union Low Voltage, Electro-Magnetic Compatibility, and Machinery Safety Directives. The European Union mandates that our products carry the CE mark denoting that these products are manufactured in strict accordance to design guidelines in support of these directives. These guidelines are subject to change and to varying interpretation. New guidelines impacting machinery design go into effect each year. To date, we have retained TUV Rheinland to help certify that our controller-based products, including some of our robots, meet applicable European Union directives and guidelines. Although our existing certified products meet the requirements of the applicable European Union directives, we cannot assure that future products can be designed, within market window constraints, to meet the future requirements. If any of our robot products or any other major hardware products do not meet the requirements of the European Union directives, we would be unable to legally sell these products in Europe. Thus, our business, financial condition and results of operations could be harmed.

OUR HARDWARE AND SOFTWARE PRODUCTS MAY CONTAIN DEFECTS THAT COULD INCREASE OUR EXPENSES, EXPOSURE TO LIABILITIES AND HARM OUR REPUTATION AND FUTURE BUSINESS PROSPECTS.

     Our hardware and software products are complex and, despite extensive testing, our new or existing products or enhancements may contain defects, errors or performance problems when first introduced, when new versions or enhancements are released or even after these products or enhancements have been used in the marketplace for a period of time. We may discover product defects only after a product has been installed and used by customers. We may discover defects, errors or performance problems in future shipments of our products. These problems could result in expensive and time consuming design modifications or large warranty charges, expose us to liability for damages, damage customer relationships and result in loss of market share, any of which could harm our reputation and future business prospects. In addition, increased development and warranty costs could reduce our operating profits and could result in losses.

     The existence of any defects, errors or failures in our products could also lead to product liability claims or lawsuits against us or against our customers. A successful product liability claim could result in substantial cost and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations. Although we are not aware of any product liability claims to date, the sale and support of our products entail the risk of these claims.

THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR KEY EMPLOYEES.

     We are highly dependent upon the continuing contributions of our key management, sales, and product development personnel. In particular, we would be adversely affected if we were to lose the services of Brian Carlisle, Chief Executive Officer and Chairman of the Board, who has provided significant leadership to us since our inception, or Bruce Shimano, Vice President, Research and Development and a director, who has guided our research and development programs since inception. In addition, the loss of the services of any of our senior managerial, technical or sales personnel could impair our business, financial condition, and results of operations. We do not have employment contracts with any of our executive officers and do not maintain key man life insurance on the lives of any of our key personnel.

OUR FUTURE SUCCESS DEPENDS ON OUR CONTINUING ABILITY TO ATTRACT, RETAIN AND MOTIVATE HIGHLY-QUALIFIED MANAGERIAL, TECHNICAL AND SALES PERSONNEL.

     Competition for qualified technical personnel in the intelligent automation industry is intense. Our inability to recruit and train adequate numbers of qualified personnel on a timely basis would adversely affect our ability to design, manufacture, market and support our products.

     In addition, our success will depend on our ability to hire additional experienced engineers, senior management and sales and marketing personnel. The robust economy and opportunities available in other high technology companies has made and could continue to make recruiting and retaining employees, especially design engineers, more difficult for us. Competition for these personnel is intense, particularly in geographic areas recognized as high technology centers such as the Silicon Valley area, where our principal offices are located, and other locations where we maintain design sites. To attract and retain individuals with the requisite expertise, we may be required to grant large option or other stock-based incentive awards, which may be dilutive to shareholders. We may also be required to pay significant base salaries and cash bonuses, which could harm our operating results. If we do not succeed in hiring and retaining candidates with appropriate qualifications, we will not be able to grow our business and our operation results will be harmed.

IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS, WE COULD BE PREVENTED FROM HIRING NEEDED PERSONNEL, INCUR LIABILITY FOR DAMAGES AND INCUR SUBSTANTIAL COSTS IN DEFENDING OURSELVES.

     Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could divert the attention of our management away from our operations.

IF WE ARE UNABLE TO IDENTIFY AND MAKE ACQUISITIONS, OUR ABILITY TO EXPAND OUR OPERATIONS AND INCREASE OUR REVENUE MAY SUFFER.

     In the latter half of fiscal 2000, a significant portion of our growth was attributable to acquisitions of other businesses and technologies. Although we have no specific commitments or understandings with
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

respect to any acquisitions currently, we expect that acquisitions of complementary companies, products and technologies in the future will play an important role in our ability to expand our operations, hire additional personnel and increase our revenue. If we are unable to identify suitable targets for acquisition or complete acquisitions on acceptable terms, our ability to expand our service offerings and increase our revenue may be impaired. Even if we are able to identify and acquire acquisition candidates, we may be unable to realize the benefits anticipated as a result of these acquisitions.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR FINANCIAL CONDITION OR OPERATIONS.

     During fiscal 2000, we acquired Pensar, NanoMotion, and BYE/OASIS. In July 2000, we acquired HexaVision. These acquisitions introduced us to industries and technologies in which we have limited previous experience. In the future we may make material acquisitions of, or large investments in, other businesses that offer products, services, and technologies that management believes will further our strategic objectives. We cannot be certain that we would successfully integrate any businesses, technologies or personnel that we might acquire, and any acquisitions might divert our management's attention away from our core business. Any future acquisitions or investments we might make would present risks commonly associated with these types of transactions, including:

     - difficulty in combining the product offerings, operations or work force of an acquired business;

     - potential loss of key personnel of an acquired business;

     - adverse effects on existing relationships with suppliers and customers;

     - disruptions of our on-going businesses;

     - difficulties in realizing our potential financial and strategic position through the successful integration of the acquired business;

     - difficulty in maintaining uniform standards, controls, procedures and policies;

     - potential negative impact on results of operation due to amortization of goodwill, other intangible assets acquired or assumption of anticipated liabilities;

     - risks associated with entering markets in which we have limited previous experience; and

     - the diversion of management attention.

     The risks described above, either individually or in the aggregate, could significantly harm our business, financial condition and results of operations. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and common stock. In addition, we may issue additional equity in connection with future acquisitions, which could result in dilution of our shareholders' equity interest. Fluctuations in our stock price may make acquisitions more expensive or prevent us from being able to complete on terms that are acceptable to us.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE ADVANTAGE.

     Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark and trade secret protection and nondisclosure agreements to protect our proprietary rights. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks and similar proprietary rights.

     In addition, patents issued to Adept may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

WE MAY FACE COSTLY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS.

     We have from time to time received communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against these alleged infringement. For example, some end users of our products have notified us that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that their use of our machine vision products infringes certain patents issued to Mr. Lemelson. In addition, we have been notified that other end users of our AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from the Lemelson Foundation which refer to Mr. Lemelson's patent portfolio and offer the end user a license to the particular patents. As claims arise, we evaluate their merits. Any claims of infringement brought of third parties could result in protracted and costly litigation, that damages for infringement, and the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us and diversion of our resources, may be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations. Some of our end users have notified us that they may seek indemnification from us for damages or expenses resulting from any claims made by the Jerome H. Lemelson Foundation. We cannot predict the outcome of this or any similar litigation which may arise in the future. Litigation of this kind may have a material adverse effect on our business, financial condition or results of operations.

NEW ACCOUNTING GUIDANCE COULD RESULT IN DELAYED RECOGNITION OF OUR REVENUES.

     In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In recent actions, the SEC has further delayed the required implementation date which, for us, will be the fourth quarter of fiscal 2001, retroactive to the beginning of the fiscal year. The Company is still assessing the impact of SAB 101 on our consolidated results of operations, financial position, and cash flows based upon the most current information. In certain situations, application of the new accounting could delay the recognition of revenue that might otherwise have been recognized in earlier periods. As a result, our reported revenue may fluctuate more widely among fiscal periods in the future, and reported revenue for a particular fiscal period may not meet expectations.

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

RISKS RELATED TO OUR INDUSTRY

WE FACE INTENSE COMPETITION IN THE MARKET FOR INTELLIGENT AUTOMATION PRODUCTS.

     The market for intelligent automation products is highly competitive. We believe that the principal competitive factors affecting the market for our products are:

     - product functionality and reliability;

     - customer service;

     - price;

     - delivery; and

     - product features such as flexibility, programmability and ease of use.

     We compete with a number of robot companies, motion control companies, machine vision companies and simulation software companies. Many of our competitors have substantially greater financial, technical and marketing resources than us. In addition, we may in the future face competition from new entrants in one or more of our markets.

     Many of our competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with our products for sales to other customers. Some of these large manufacturing companies have greater flexibility in pricing because they generate substantial unit volumes of robots for internal demand and may have access through their parent companies to large amounts of capital. Any of our competitors may seek to expand their presence in other markets in which we compete.

     Our current or potential competitors may develop products comparable or superior in terms of price and performance features to those developed by us or adapt more quickly than we can to new or emerging technologies and changes in customer requirements. We may be required to make substantial additional investments in connection with our research, development, engineering, marketing and customer service efforts in order to meet any competitive threat, so that we will be able to compete successfully in the future. We expect that in the event the intelligent automation market expands, competition in the industry will intensify, as additional competitors enter our markets and current competitors expand their product lines. Increased competitive pressure could result in a loss of sales or market share, or cause us to lower prices for our products, any of which could harm our business.

WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID PACE OF TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT THAT CHARACTERIZE THE INTELLIGENT AUTOMATION INDUSTRY.

     The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. Our ability to remain competitive depends greatly upon the technological quality of our products and processes compared to those of our competitors and our ability both to continue to develop new and enhanced products and to introduce those products at competitive prices and on a timely and cost-effective basis. We may not be successful in selecting, developing and manufacturing new products or in enhancing our existing products on a timely basis or at all. Our new or enhanced products may not achieve market acceptance. Our failure to successfully select, develop and manufacture new products, or to timely enhance existing technologies and meet customers' technical specifications for any new products or enhancements on a timely basis, or to successfully market new products, could harm our business. If we cannot successfully develop and manufacture new products or meet specifications, our products could lose market share, our revenues and profits could decline, or we could experience operating losses. New technology or product introductions by our competitors could also cause a decline in sales or loss of market acceptance for our existing products or force us to significantly reduce the prices of our existing products.

     From time to time we have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, some of our products, and we may experience technical and manufacturing difficulties and delays in future introductions of new products and enhancements. Our failure to develop, manufacture and sell new products in quantities sufficient to offset a decline in revenues from existing products or to successfully manage product and related inventory transitions could harm our business.

     Our success in developing, introducing, selling and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, implementation of manufacturing processes and effective sales, marketing and customer service. Because of the complexity of our products, significant delays may occur between a product's initial introduction and commencement of volume production.

     The development and commercialization of new products involve many difficulties, including:

     - the identification of new product opportunities;

     - the retention and hiring of appropriate research and development personnel;

     - the determination of the product's technical specifications;

     - the successful completion of the development process;

     - the successful marketing of the product and the risk of having customers embrace new technological advances; and

     - additional customer service costs associated with supporting new product introductions or required for field upgrades.

     For example, we are currently in the process of releasing our new micro and nano positioning mechanisms, NanoMotion process modules, SmartModules, Standard Platforms and Semiconductor front-ends. These products include significant new networking, hardware and software technology. The development of these products may not be completed in a timely manner, and these products may not achieve acceptance in the market. The development of these products has required, and will require, that we expend significant financial and management resources. If we are unable to continue to successfully develop these or other new products in response to customer requirements or technological changes, our business may be harmed.

IF WE FAIL TO ADEQUATELY INVEST IN RESEARCH AND DEVELOPMENT, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

     We have limited resources to allocate to research and development and must allocate our resources among a wide variety of projects. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. If we fail to adequately invest in research and development, we may be unable to compete effectively in the intelligent automation markets in which we operate.

IF WE DO NOT COMPLY WITH ENVIRONMENTAL REGULATIONS, OUR BUSINESS MAY BE HARMED.

     We are subject to a variety of environmental regulations relating to the use, storage, handling, and disposal of certain hazardous substances used in the manufacturing and assembly of our products. We believe that we are currently in compliance with all material environmental regulations in connection with our manufacturing operations, and that we have obtained all necessary environmental permits to conduct our business. However, our failure to comply with present or future regulations could subject us to a variety of consequences that could harm our business, including:

     - the imposition of substantial fines;

     - suspension of production; and

     - alteration of manufacturing processes or cessation of operations.

     Compliance with environmental regulations could require us to acquire expensive remediation equipment or to incur substantial expenses. Our failure to control the use, disposal, removal, storage, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statutes. The imposition of liabilities of this kind could harm our financial condition.

FAILURE TO OBTAIN EXPORT LICENSES COULD HARM OUR BUSINESS.

     We must comply with U.S. Department of Commerce regulations in shipping its software products and other technologies outside the United States. Any significant future difficulty in complying could harm our business, financial condition and results of operations.

RISKS RELATED TO OUR STOCK

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

     The market price of our common stock has fluctuated substantially in the past. Between September 30, 1999 and September 30, 2000, the price of our common stock, as reported on the Nasdaq National Market, has ranged from a low of $5.44 to a high of $58.19. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

     - future announcements concerning our business or that of our competitors or customers;

     - the introduction of new products or changes in product pricing policies by us or our competitors;

     - litigation regarding proprietary rights or other matters;

     - change in analysts' earnings estimates;

     - developments in the financial markets;

     - quarterly fluctuations in operating results; and

     - general conditions in the intelligent automation industry.

     Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common stock.

WE MAY BE SUBJECT TO SECURITIES CLASS ACTION LITIGATION IF OUR STOCK PRICE IS VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL COSTS, DISTRACT MANAGEMENT AND DAMAGE OUR REPUTATION.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. We may be the target of litigation of this kind in the future. Any securities litigation could result in substantial costs, divert management's attention and resources from our operations and negatively affect our public image and reputation.

A SUBSTANTIAL NUMBER OF OUR SHARES OF COMMON STOCK ARE ELIGIBLE FOR FUTURE SALE, AND THE SALE OF THESE SHARES MAY CAUSE OUR STOCK PRICE TO DECLINE, EVEN IF OUR BUSINESS IS DOING WELL.

     Additional sales of our common stock in the public market after this offering, or the perception that sales could occur, could cause the market price of our common stock to decline. Upon completion of the offering, we will have approximately 12,851,540 shares of common stock outstanding, and approximately 13,171,753 shares outstanding if we issue shares upon exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of October 19, 2000. Upon completion of the offering, approximately 12,158,340 shares will be freely tradable without restriction or further registration under the federal securities laws or will be tradable subject to the provisions of Rule 144. In addition, as of October 19, 2000, there were outstanding options to purchase 1,991,604 shares of our common stock. We have granted registration rights with respect to shares of our common stock with a value of approximately $1.1 million that we expect to issue to the former HexaVision shareholders. In the future, we may grant additional options or grant additional registration rights with respect to our common stock.

     Our executive officers, our directors and the selling shareholders have entered into lock-up agreements with the underwriters that restrict their ability to sell shares of our common stock for a period that will expire 90 days after the date of this prospectus. Following this lock-up period, these shares will be eligible for sale, in some cases without restriction. In addition, Merrill Lynch and Lehman Brothers can waive the restrictions imposed by these lock-up agreements at an earlier time without prior notice or consent. A sale of a substantial number of these shares, particularly by our directors and officers, or the perception that these sales could occur, could cause the price of our common stock to decline.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, AND IF WE ARE UNABLE TO SECURE ADEQUATE FUNDS ON ACCEPTABLE TERMS, WE MAY BE UNABLE TO EXECUTE OUR BUSINESS PLAN.

     If our capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If the proceeds of this offering, together with our existing cash balances and cash flow expected from future operations, are not sufficient to meet our liquidity needs, we will need to raise additional funds. If adequate funds are not available on acceptable terms or at all, we may not be able to take advantage of market opportunities, develop or enhance new products, pursue acquisitions that would complement our existing product offerings or enhance our technical capabilities, execute our business plan or otherwise respond to competitive pressures or unanticipated requirements.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - marketing and commercialization of our products under development;

     - our estimates regarding our capital requirements and our needs for additional financing;

     - plans for future products and services and for enhancements of existing products and services;

     - our ability to attract customers and market our products;

     - our intellectual property;

     - our ability to establish relationships with suppliers, systems integrators and OEMs for the supply and distribution of our products;

     - plans for future acquisitions and for the integration of recent acquisitions; and

     - sources of revenues and anticipated revenues, including the contribution from the growth of new products and markets.

     In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from this offering will be approximately $74.1 million, or $86.1 million if the underwriters exercise their option in full to purchase additional shares, based on an assumed public offering price per share of $39.75, and after deducting an assumed underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.

     We currently intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may also use a portion of the net proceeds of this offering for the acquisition of complementary products, technologies or businesses. While we evaluate these types of opportunities from time to time, we are not engaged in negotiations with respect to any material acquisitions. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     To date, we have neither declared nor paid cash dividends on shares of our common stock. We currently intend to retain all future earnings for our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "ADTK." The following table reflects the range of high and low sale prices as reported on the Nasdaq National Market for the quarters identified below:

                                                              HIGH      LOW
                                                             ------    ------
Fiscal Year ended June 30, 1999
  First Quarter............................................  $ 8.00    $ 4.75
  Second Quarter...........................................  $ 8.50    $ 4.25
  Third Quarter............................................  $ 8.50    $ 6.00
  Fourth Quarter...........................................  $10.50    $ 6.00

Fiscal Year ended June 30, 2000
  First Quarter............................................  $11.25    $ 6.13
  Second Quarter...........................................  $ 7.97    $ 5.44
  Third Quarter............................................  $16.69    $ 6.00
  Fourth Quarter...........................................  $47.50    $ 8.75

Fiscal Year ending June 30, 2001
  First Quarter............................................  $58.19    $21.50
  Second Quarter (through November 9, 2000)................  $53.25    $23.25

     On November 9, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $35.31 per share. At November 9, 2000, there were approximately 270 shareholders of record.

                                 CAPITALIZATION

     The following table describes our capitalization as of September 30, 2000:

     - on an actual basis;

     - on an as adjusted basis to give effect to the sale of 2,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $39.75 per share, after deducting an assumed underwriting discount and estimated offering expenses.

     Please read this table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                              AS OF SEPTEMBER 30, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN THOUSANDS)
Long-term liabilities.......................................  $ 1,403       $  1,403
                                                              -------       --------
Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares
     authorized, no shares issued and outstanding, actual
     and as adjusted........................................       --             --
  Common stock, no par value, 25,000,000 shares authorized
     actual and as adjusted, 10,809,000 shares issued and
     outstanding, actual; 12,809,000 shares issued and
     outstanding, as adjusted...............................   68,047        142,155
                                                              -------       --------
  Retained Earnings.........................................    2,829          2,829
                                                              -------       --------
          Total shareholders' equity........................   70,876        144,984
                                                              -------       --------
          Total capitalization..............................  $72,279       $146,387
                                                              =======       ========

     The table excludes:

     - 1,991,604 shares issuable upon the exercise of stock options outstanding as of October 19, 2000, at a weighted average exercise price of $11.55 per share;

     - 1,405,183 shares available for future issuance under our stock option plans and employee stock purchase plan as of October 19, 2000; and

     - shares of our common stock valued at $1.1 million that may be issuable to the former shareholders of HexaVision in connection with our acquisition of HexaVision.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Please read the following selected financial data in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of future results. The consolidated statement of operations data for the three years in the period ended June 30, 2000 and the consolidated balance sheet data as of June 30, 2000 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2000 and for the three months ended September 30, 2000 and October 2, 1999 are derived from our unaudited consolidated financial statements and our notes to those statements appearing elsewhere in this prospectus. On July 14, 1999, we completed the acquisition of BYE/OASIS in a pooling of interests transaction. The selected financial data prior to June 30, 2000 has been restated to include the historical results of BYE/OASIS. Fiscal 2000 results also include the financial results of Pensar-Tucson, Inc. subsequent to our acquisition on April 28, 2000 and NanoMotion Incorporated subsequent to our acquisition on May 31, 2000. Financial results for the fiscal quarter ended September 30, 2000 also include the financial results of HexaVision Technologies Inc. subsequent to its acquisition on July 21, 2000.

                                                    THREE MONTHS ENDED
                                                --------------------------                 YEAR ENDED JUNE 30,
                                                SEPTEMBER 30,   OCTOBER 2,   ------------------------------------------------
                                                    2000           1999       2000      1999       1998      1997      1996
                                                -------------   ----------   -------   -------   --------   -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Net revenues..................................     $27,621       $20,634     $99,212   $87,374   $105,440   $88,511   $85,098
Cost of revenues..............................      14,783        12,747      56,173    47,902     60,841    52,017    48,938
                                                   -------       -------     -------   -------   --------   -------   -------
  Gross margin................................      12,838         7,887      43,039    39,472     44,599    36,494    36,160
Operating expenses:
  Research, development and engineering.......       4,866         3,459      14,629    11,591     11,844     9,738     8,495
  Selling, general and administrative.........       7,836         7,257      29,503    24,676     26,890    22,758    20,821
  Merger-related charges(1)...................          --      988.....         988        --         --        --        --
  Restructuring and other non-recurring
    charges...................................          --            --          --        --      2,756        --        --
  Amortization of goodwill and other
    intangibles...............................       1,425            --         685        --         --        --        --
                                                   -------       -------     -------   -------   --------   -------   -------
Total operating expenses......................      14,127        11,704      45,805    36,267     41,490    32,496    29,316
                                                   -------       -------     -------   -------   --------   -------   -------
Operating income (loss).......................      (1,289)       (3,817)     (2,766)    3,205      3,109     3,998     6,844
Interest income, net..........................         189           309         746       926        971       693       490
                                                   -------       -------     -------   -------   --------   -------   -------
Income (loss) before provision for (benefit
  from) income taxes..........................      (1,100)       (3,508)     (2,020)    4,131      4,080     4,691     7,334
Provision for (benefit from) income taxes.....        (385)       (1,062)       (593)    1,620      1,819     1,534     1,304
                                                   -------       -------     -------   -------   --------   -------   -------
Net income (loss).............................     $  (715)      $(2,446)    $(1,427)  $ 2,511   $  2,261   $ 3,157   $ 6,030
                                                   =======       =======     =======   =======   ========   =======   =======
Net income (loss) per share:(2)
  Basic.......................................     $ (0.07)      $ (0.26)    $ (0.15)  $  0.27   $   0.25   $  0.36   $  0.79
                                                   =======       =======     =======   =======   ========   =======   =======
  Diluted.....................................     $ (0.07)      $ (0.26)    $ (0.15)  $  0.26   $   0.23   $  0.34   $  0.72
                                                   =======       =======     =======   =======   ========   =======   =======
Number of shares used in computing per share
  amounts:(2)
  Basic.......................................      10,743         9,491       9,774     9,302      9,154     8,739     7,659
  Diluted.....................................      10,743         9,491       9,774     9,484      9,689     9,159     8,404

---------------
(1) In July 1999, we incurred charges of $988,000 relating to the acquisition of BYE/OASIS.

(2) See notes 1 and 8 of the notes to our consolidated financial statements for a discussion of the computation of net income (loss) per share.

                                                                AS OF                       AS OF JUNE 30,
                                                            SEPTEMBER 30,   -----------------------------------------------
                                                                2000         2000      1999      1998      1997      1996
                                                            -------------   -------   -------   -------   -------   -------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.........     $ 8,575      $20,437   $27,016   $20,939   $18,642   $11,141
Working capital...........................................      37,687       46,593    47,614    45,928    39,703    35,477
Total assets..............................................      90,625       93,523    71,677    70,310    61,480    57,599
Long-term liabilities.....................................       1,403        1,222        --        78       109        79
Total shareholders' equity................................      70,876       70,728    55,186    53,399    48,114    43,225

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We provide intelligent production automation solutions to our customers in many industries including the semiconductor, wireless communications, photonics, food, automotive, life sciences and electronics industries. We utilize our comprehensive portfolio of high precision mechanical components and application development software to deliver automation solutions that meet our customer's increasingly complex manufacturing requirements. We offer our customers a comprehensive and tailored automation solution that we call Rapid Deployment Automation, or RDA, that reduces the time and cost to design, engineer and launch products into high-volume production. We market and sell our products worldwide through more than 300 system integrators, our direct sales force and OEMs.

     This discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flow during the quarter ended September 30, 2000, and during the three-year period ended June 30, 2000, referred to as fiscal 2000, 1999 and 1998. Unless otherwise indicated, in this Management's Discussion and Analysis of Financial Condition and Results of Operations, references to any quarter refer to our fiscal quarter ended September 30, 2000 and references to any year refer to our fiscal year ended June 30. This discussion should be read with the consolidated financial statements and financial statement footnotes included elsewhere in this prospectus.

RESULTS OF OPERATIONS

  Three Month Periods Ended September 30, 2000 and October 2, 1999

     Net revenues. Our net revenues increased by 33.9% to $27.6 million for the three months ended September 30, 2000 from $20.6 million for the three months ended October 2, 1999. The increase over the first quarter of 1999 is primarily attributable to continued growth in mechanized system sales and stand-alone controller sales, which were up 39.1%, collectively, versus the corresponding quarter a year ago. We also experienced gains domestically in two of our growth markets. Sales in the semiconductor markets were 13.6% of revenue, up 62% from the corresponding quarter a year ago, and sales into the photonics markets represented 4.5% of revenue versus less than 1.0% of revenue for the corresponding quarter a year ago.

     Our domestic sales totaled $16.1 million for the three months ended September 30, 2000, compared with $11.1 million for the three months ended October 2, 1999, an increase of 44.6%. The growth in domestic sales was principally attributable to increases in sales to the semiconductor markets, which were primarily made in the domestic market.

     Our international sales totaled $11.5 million for the three months ended September 30, 2000, compared with $9.5 million for the three months ended October 2, 1999, an increase of 21.2%. The growth in international sales came primarily from increased sales of stand-alone controllers to European-based OEM customers. This growth was somewhat offset by the continued strength of the U.S. dollar against the euro. We expect to see continued price pressure in these markets which may have a negative effect on revenue.

     Gross margin. Gross margin as a percentage of net revenue was 46.5% for the three months ended September 30, 2000 compared to 38.2% for the three months ended October 2, 1999. Exclusive of the write down of $665,000 for excess and obsolete spare parts inventory in the first quarter of the prior year, the improvement in gross margin for the three months ended September 30, 2000 was primarily the result of increased volumes, while manufacturing operating expenses remained relatively flat. These improvements represent a better utilization of existing manufacturing resources, but as we enter new markets or experience significant growth in existing markets, the acquisition of additional capacity to meet those needs could negatively impact margins in the future.

     Research, Development and Engineering Expenses. Research, development and engineering expenses increased by 40.7% to $4.9 million, or 17.6% of net revenues, for the three months ended September 30, 2000 from $3.5 million, or 16.8% of net revenues, for the three months ended October 2, 1999. The increase in the three months ended September 30, 2000 was primarily due to increases in salaries and payroll-related expenses of $502,000, project material expenses of $78,000 and facilities expenses of $267,000. We expect that project and operating expenses will continue to increase as we continue to invest in new product development opportunities made available through our recent acquisitions. Research, development and engineering expenses for the three months ended September 30, 2000 were partially offset by third party funding of $18,000, compared to $129,000 for the three months ended October 2, 1999. We expect that we will continue to receive third party development funding from the government as well as other third parties during fiscal 2001. However, any funds budgeted by the government or other third parties for our development projects may be curtailed or eliminated at any time.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 8.0% to $7.8 million, or 28.4% of net revenues, for the three months ended September 30, 2000, as compared with $7.3 million, or 35.2% of net revenues, for the three months ended October 2, 1999. The increased level of spending for the three months ended September 30, 2000 was primarily attributable to increased headcount and compensation-related expenses. We expect that selling, general and administrative expenses will continue to increase as we continue to invest in new product marketing opportunities made available through our recent acquisitions.

     Merger-Related Charges. We did not incur any merger-related expenses during the three months ended September 30, 2000. In the quarter ended October 2, 1999, we incurred merger-related charges of $988,000 relating to the acquisition of BYE/OASIS and the closure of BYE/OASIS facilities in Texas. Included in this amount were merger-related expenses of $558,000, expenses relating to the closure of facilities in Texas of $195,000, and other non-recurring expenses relating to the BYE/OASIS acquisition of $235,000.

     Amortization of Goodwill and Other Intangibles. We incurred non-cash expenses of $1.4 million in amortization of goodwill and other intangibles relating to the acquisition of HexaVision, NanoMotion and Pensar for the three months ended September 30, 2000.

     Interest Income, Net. Interest income for the three months ended September 30, 2000 was $189,000 compared to $309,000 for the three months ended October 2, 1999. The decrease was a result of a lower average cash balance attributable to our acquisition of HexaVision on July 21, 2000.

     Benefit from Income Taxes. Our effective tax rate was 35% for the three months ended September 30, 2000 and 30% for the three months ended October 2, 1999. For the three months ended September 30, 2000, the effective tax rate was based on estimates of the annual effective tax rate.

     Derivative Financial Instruments. Our product sales are predominantly denominated in U.S. dollars. However, certain international operating expenses are predominately paid in their respective local currency. During 2000, we began a foreign currency hedging program to hedge our exposure to foreign currency exchange risk on local international operational expenses and revenues. Realized and unrealized gains and losses on forward currency contracts that are effective as hedges of assets and liabilities are recognized in income. We recognized gains of $196,000 for the three months ended September 30, 2000 and none in 1999.

  Comparison of 2000 to 1999

     Net Revenues. Our net revenues increased by 13.5% to $99.2 million in 2000 from $87.4 million in 1999. The increase in net revenues for 2000 over 1999 was primarily due to strong demand in the semiconductor and electronic industries. Although we experienced some improvement in our targeted markets in fiscal 2000, we cannot predict if this improvement will continue in the markets we currently serve. International sales, including sales to Canada and export sales, were $44.9 million or 45.2% of net revenues in 2000 as compared with $41.2 million, or 47.2% of net revenues, in 1999. International revenue as a percentage of total net revenues decreased due to the addition of our semiconductor business whose revenue was derived primarily from domestic sources in 2000. Domestic semiconductor revenue was greater than our international semiconductor revenue causing the total international revenue as a percent of total revenue to decline.

     Gross Margin. Gross margin as a percentage of net revenue was 43.4% in 2000 compared to 45.2% in 1999. The decrease in gross margin percentage was primarily attributable to the increase in operational and manufacturing overhead expenses related to supplier changes during the first quarter of fiscal 2000 and general increases in component costs. We expect to continue to experience fluctuations in our gross margin percentage due to changes in availability of components, changes in product configuration and changes in sales mix.

     Research, Development and Engineering Expenses. Research, development and engineering expenses increased by 26.2% to $14.6 million, or 14.7% of net revenues in 2000, from $11.6 million, or 13.3% of net revenues in 1999. The absolute dollar increase in expenses in 2000 was primarily due to increases in payroll and related expenses of $2.0 million, increases in project and operating expenses which were $1.1 million, partially offset by decreased spending in outside services. We expect that project and operating expenses will continue to increase as we continue to invest in new product development opportunities available through our recent acquisitions. Research, development and engineering expenses in 2000 were partially offset by approximately $309,000 of third party development funding as compared with $681,000 of third party development funding in 1999. We expect to continue to receive third party development funding from the federal government as well as other third parties during 2001 but anticipate a decrease in this funding as compared to funding received in 2000. There can be no assurance that any funds budgeted by the government or other third parties for our development projects will not be curtailed or eliminated at any time.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 19.6% to $29.5 million, or 29.7% of net revenues, in 2000 from $24.7 million or 28.2% of net revenues, in 1999. The increased level of spending was primarily attributable to increases in corporate administration expenses of $1.6 million related to the opening of new sales offices, increases in payroll and related expenses of $4.0 million due to increased headcount from acquisition activity, and increases in travel expenses of $446,000 associated with increased sales activity. The increases were partially offset by decreased spending in outside services of $162,000, and reduced spending in project supplies. We expect that selling, general and administrative expenses will continue to increase as we continue to invest in new product marketing opportunities available through our recent acquisitions.

     Merger-Related Charges. Merger-related charges were $988,000 in 2000 relating to the acquisition of BYE/OASIS and the closure of BYE/OASIS facilities in Texas. Merger-related expenses were $558,000, expenses relating to the closure of facilities in Texas were $195,000 and other non-recurring expenses relating to the acquisition were $235,000.

     Interest Income, Net. Interest income, net in 2000 was $746,000 compared to $926,000 in 1999. The decrease was primarily as a result of a lower interest yield rate on investments in 2000 compared to 1999.

     Provision for (benefit from) Income Taxes. Our effective tax rate for 2000 was 29% as compared to 39% for 1999. Our tax rate for 2000 differs from the federal statutory income tax rate of 34% primarily due to the utilization of foreign tax and other federal and state credits in 2000. In 1999, our tax rate differed from the federal statutory rate of 34% primarily due to future foreign losses not utilized for U.S. federal and state tax purposes and foreign taxes, partially offset by the benefits of federal and state tax credits.

     Derivative Financial Instruments. We recognized losses of $50,000 relating to forward foreign exchange contracts for the year ended June 30, 2000. We make yen-denominated purchases of certain components and mechanical subsystems from Japanese suppliers. Based on the amount of these purchases, current exchange rate fluctuations would not typically be expected to result in material unfavorable foreign exchange transactions included in cost of revenues. From time to time, we manage the currency risk associated with the yen-denominated purchases using forward rate currency contracts.

  Comparison of 1999 to 1998

     Net Revenues. Our net revenues decreased by 17.1% to $87.4 million in 1999 from $105.4 million in 1998. The decrease in net revenues for 1999 over 1998 was primarily due to decreased product sales, including robot and motion controller sales, decreased service and upgrade revenues, offset in part by increased software revenue, primarily from our SILMA products. Revenue growth slowed substantially starting in the second half of 1998 as a result of lower sales to the customers in the computer disk-drive, wireless communications, semiconductor and electronics industries. Additionally, while our direct sales into the Asia-Pacific region have been relatively insignificant to date, the widely reported economic instability in that region affected certain domestic and OEM customers who experienced a decline in their Asia-Pacific revenues. The revenue decline continued into fiscal 1999 and was seen throughout the markets and industries we serve. International sales, including sales to Canada and export sales, were $41.2 million, or 47.2% of net revenues, in 1999, as compared with $39.8 million, or 37.8% of net revenues, in 1998. International sales as a percentage of total net revenues increased due to the greater relative decline in our domestic sales in 1999 as compared to the prior year. Because international revenues constitute a significant portion of our net revenues, adverse economic conditions or instability in foreign markets where we operate directly can be expected to have an adverse effect on our revenues and results of operations. In addition, fluctuations in economic conditions internationally can also affect our revenues and operating results indirectly to the extent significant customers or industry segments on which we are significantly dependent are affected by these international fluctuations.

     Gross Margin. Gross margin as a percentage of net revenue was 45.2% in 1999 compared to 42.3% in 1998. The increase in gross margin percentage was primarily attributable to reduced sales of lower margin hardware products, and to a lesser extent, to relatively higher margin software revenue and cost reductions on our products. We expect that we will continue to experience fluctuations in gross margin percentage due to changes in our sales and product mix.

     Research, Development and Engineering Expenses. Research, development and engineering expenses decreased by 2.1% to $11.6 million, or 13.3% of net revenues, in 1999 from $11.8 million, or 11.2% of net revenues, in 1998. The absolute dollar decrease in expenses in 1999 was primarily due to decreased project material spending, and travel expenses. Research, development and engineering expenses in 1999 were partially offset by $681,000 of third party development funding as compared with $629,000 in 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 8.2% to $24.7 million, or 28.2% of net revenues, in 1999 from $26.9 million, or 25.5% of net revenues, in 1998. The decreased level of spending was primarily attributable to the closure of our Japanese office, lower compensation related expenses, including commissions of $256,000, and to a lesser extent, to lower travel expenses of $108,000, reduced foreign currency losses on balance sheet remeasurement of $230,000, partially offset by an increase in outside consulting services of $410,000. The increase in selling, general and administrative expenses as a percentage of total net revenues was due to the relative decline in the level of net revenues.

     Restructuring and Other Nonrecurring Charges. We did not incur any restructuring or other nonrecurring charges in 1999. During 1998, we recorded restructuring charges of approximately $1.0 million and other nonrecurring charges of approximately $1.7 million. The restructuring charges of $1.0 million included a write-off of certain assets and excess facilities equal to $651,000 in connection with the closing of our branch in Japan. We now operate in Japan through a joint venture in which we have a minority interest. The remaining $362,000 relates to severance for the termination of certain employees.

     The nonrecurring charges of approximately $1.7 million included $675,000 for non-cash compensation expenses related to our employee stock purchase plan (see Note 1 of Notes to Consolidated Financial Statements) and $383,000 related to the write off of certain information system hardware and software which had become obsolete. Additionally, $413,000 was related to the write off of the remaining balance of capitalized purchased software associated with the acquisition of SILMA. Due to technological changes in 1998 related to the SILMA operating platform, we determined the net realizable value of the purchased software was impaired.

     We reported the charge of $675,000 in the second quarter of fiscal 1998 for compensation expense related to the Emerging Issues Task Force, or EITF, Issue No. 97-12, "Accounting for Increased Share Authorizations in an IRS Section 423 Employee Stock Purchase Plan under APB Opinion No. 25, Accounting for Stock Issued to Employees" which was approved by the EITF in September 1997. This nonrecurring, non-cash charge represented the difference between 85% of the fair market value of common stock on the date of the beginning of the offering period and the fair market value of common stock on the date the shareholders approved the increase in shares authorized for issuance, multiplied by the number of shares in the 1995 Employee Stock Purchase Plan, or 1995 ESPP, that had been subscribed for purchase by employees, but not authorized by the shareholders, prior to our 1998 Annual Meeting of Shareholders. Shareholder approval was granted to make available for issuance an additional 500,000 shares under the 1995 ESPP on October 31, 1997.

     Interest Income, Net. Interest income, net in 1999 was $926,000 compared to $971,000 in 1998. The decrease was due to a higher concentration of tax advantaged investments yielding lower gross interest income.

     Provision for Income Taxes. Our effective tax rate for 1999 was 39% as compared to 45% in 1998. Our tax rates for 1999 and 1998 differed from the federal statutory rate of 34%, due to foreign losses not utilized for U.S. federal and state tax purposes and foreign taxes, partially offset by the benefits of federal and state tax credits.

IMPACT OF INFLATION

     The effect of inflation on our business and financial position has not been significant to date.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     We operate and report financial results ending on the last Saturday of a 13 week period for each of our first three fiscal quarters and at June 30 for our fiscal year end. For convenience, we have indicated in this prospectus, our fiscal quarters end on March 31, December 31 and September 30.

     The following table presents our historical quarterly results of operations for our most recent eight quarters. This data is derived from our annual and quarterly financial statements. In the opinion of management, the quarterly financial information has been prepared on the same basis as our annual financial statements and includes all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the financial results set forth therein. Results of operations for any previous quarter are not necessarily indicative of results for any future period. Amounts for the fiscal quarters ended December 31, 1998, March 31, 1999 and June 30, 1999 have been restated to reflect the acquisition of BYE/OASIS which was accounted for as a pooling of interests.

                                                                     THREE MONTHS ENDED
                                    -------------------------------------------------------------------------------------
                                    SEP. 30,   JUN. 30,   MAR. 31,   DEC. 31,   SEP. 30,   JUN. 30,   MAR. 31,   DEC. 31,
                                      2000       2000       2000       1999       1999       1999       1999       1998
                                    --------   --------   --------   --------   --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues......................  $27,621    $28,058    $26,253    $24,267    $20,634    $24,283    $21,590    $20,508
Cost of revenues..................   14,783     15,389     14,327     13,710     12,747     13,273     11,603     11,083
                                    -------    -------    -------    -------    -------    -------    -------    -------
Gross margin......................   12,838     12,669     11,926     10,557      7,887     11,010      9,987      9,425
Operating expenses:
  Research, development and
    engineering...................    4,866      4,346      3,708      3,116      3,459      3,284      2,937      2,786
  Selling, general and
    administrative................    7,836      7,405      7,450      7,391      7,257      6,815      6,120      5,680
  Merger-related charges(1).......       --                    --         --        988         --         --         --
  Amortization of goodwill and
    other intangibles.............    1,425        685         --         --         --         --         --         --
                                    -------    -------    -------    -------    -------    -------    -------    -------
    Total operating expenses......   14,127     12,436     11,158     10,507     11,704     10,099      9,057      8,466
                                    -------    -------    -------    -------    -------    -------    -------    -------
Operating income (loss)...........   (1,289)       233        768         50     (3,817)       911        930        959
Interest income, net..............      189        115         80        242        309        268        230        224
                                    -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before provision for
  income taxes....................   (1,100)       348        848        292     (3,508)     1,179      1,160      1,183
Provision for (benefit from)
  income taxes....................     (385)        98        254        117     (1,062)       506        476        437
                                    -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss).................     (715)   $   250    $   594    $   175    $(2,446)   $   673    $   684    $   746
                                    =======    =======    =======    =======    =======    =======    =======    =======
Net income (loss) per share:
  Basic...........................  $ (0.07)   $   .02    $   .06    $   .02    $  (.26)   $   .07    $   .07    $   .08
                                    =======    =======    =======    =======    =======    =======    =======    =======
  Diluted.........................  $ (0.07)   $   .02    $   .06    $   .02    $  (.26)   $   .07    $   .07    $   .08
                                    =======    =======    =======    =======    =======    =======    =======    =======
Number of shares used in computing
  per share amounts:
  Basic...........................   10,743     10,677      9,788      9,583      9,491      9,352      9,230      9,266
  Diluted.........................   10,743     11,395     10,460      9,752      9,491      9,594      9,438      9,421

---------------
(1) In July 1999, we incurred charges of $988,000 relating to the acquisition of BYE/OASIS.

                                                                             THREE MONTHS ENDED
                                            -------------------------------------------------------------------------------------
                                            SEP. 30,   JUN. 30,   MAR. 31,   DEC. 31,   SEP. 30,   JUN. 30,   MAR. 31,   DEC. 31,
                                              2000       2000       2000       1999       1999       1999       1999       1998
                                            --------   --------   --------   --------   --------   --------   --------   --------
AS A PERCENTAGE OF NET REVENUES:
  Net revenues............................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
  Cost of revenues........................    53.5       54.8       54.6       56.5       61.8       54.7       53.7       54.0
                                             -----      -----      -----      -----      -----      -----      -----      -----
  Gross margin............................    46.5       45.2       45.4       43.5       38.2       45.3       46.3       46.0
Operating expenses:
  Research, development and engineering...    17.6       15.5       14.1       12.8       16.7       13.5       13.6       13.6
  Selling, general and administrative.....    28.4       26.4       28.4       30.5       35.2       28.1       28.4       27.7
  Merger-related charges(1)...............      --         --         --         --        4.8         --         --         --
  Amortization of goodwill and other
    intangibles...........................     5.2        2.5         --         --         --         --         --         --
                                             -----      -----      -----      -----      -----      -----      -----      -----
    Total operating expenses..............    51.2       44.4       42.5       43.3       56.7       41.6       42.0       41.3
                                             -----      -----      -----      -----      -----      -----      -----      -----
Operating income (loss)...................    (4.7)       0.8        2.9        0.2      (18.5)       3.8        4.3        4.7
Interest income, net......................     0.7        0.4        0.3        1.0        1.5        1.1        1.1        1.1
                                             -----      -----      -----      -----      -----      -----      -----      -----
Income (loss) before provision for income
  taxes...................................    (4.0)       1.2        3.2        1.2      (17.0)       4.9        5.4        5.8
Provision for (benefit from) income
  taxes...................................    (1.4)       0.3        0.9        0.5       (5.1)       2.1        2.2        2.1
                                             -----      -----      -----      -----      -----      -----      -----      -----
Net income (loss).........................    (2.6)%      0.9%       2.3%       0.7%     (11.9)%      2.8%       3.2%       3.7%
                                             =====      =====      =====      =====      =====      =====      =====      =====

---------------
(1) In July 1999, we incurred charges of $988,000 relating to the acquisition of BYE/OASIS.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2000, we had working capital of approximately $37.7 million, including $5.7 million in cash and cash equivalents and $2.9 million in short-term investments.

     Cash and cash equivalents decreased $7.7 million from June 30, 2000. Net cash used in operating activities of $3.3 million was primarily attributable to the net loss adjusted by depreciation and amortization, increased inventories, decreased accounts payable and accrued liabilities offset by decreased accounts receivable. The increase in inventories of $2.7 million during the quarter related primarily to new product introductions. Cash used in investing activities during the quarter included $7.1 million in cash paid as part of the purchase price for the acquisition of HexaVision, which was completed during the quarter, and $2.4 million used to purchase property and equipment, offset by $4.1 million of net proceeds from sales of short-term investments. Cash flows from financing activities during the quarter consisted of $0.9 million in proceeds from our employee stock incentive plan.

     As of June 30, 2000, we had working capital of approximately $46.6 million, including $13.5 million in cash and cash equivalents and $7.0 million in short-term investments.

     During the year ended June 30, 2000, cash and short-term investments decreased by approximately $6.6 million. These funds were primarily used to acquire Pensar and NanoMotion. Additionally, we made investments in inventories for safety stock related to components with long lead times. Generally other cash requirements during the year ended June 30, 2000 were met primarily through cash provided by investing activities and financing activities partially offset by cash used in operating activities. Specifically, cash and cash equivalents increased $1.7 million from June 30, 1999 primarily as a result of $2.7 million provided by investing activities and $2.6 million provided by financing activities offset by $3.6 million used in operations.

     Net cash used by operating activities was primarily attributable to the net loss adjusted by depreciation and amortization and the increase in inventory and accounts receivable. Cash provided by financing activities consisted of proceeds from employee stock options and stock purchase plans. Cash provided by investing activities was primarily attributable to the net sales of short-term investments offset by business acquisitions and the purchase of property and equipment.

     We believe that our existing cash and cash equivalent balances as well as short-term investments, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to support our working capital requirements for at least the next 12 months.

     In fiscal 2001, we anticipate to incur approximately $6.0 million of capital expenditures and approximately $9.0 million for obligations in connection with prior acquisitions.

ACQUISITIONS

     During the three-year period ended June 30, 2000, we acquired four companies: NanoMotion Incorporated, Pensar-Tucson, Inc., BYE/OASIS and RoboElektronik GmbH. In addition, we acquired a fifth company, HexaVision Technologies Inc., in July 2000. These acquisitions are described below.

  NanoMotion

     On May 31, 2000, we completed the acquisition of NanoMotion Incorporated, a California corporation. NanoMotion is a manufacturer of ultra-high precision positioning and alignment devices. In connection with the acquisition, we issued 600,000 shares of our common stock to the shareholders of NanoMotion valued at $21 per share which was the fair market value of our common stock at May 31, 2000. The acquisition was accounted for as a purchase. We believe that our acquisition of NanoMotion will enhance our ability to offer intelligent automation solutions to the microelectrical, fiber optic, semiconductor, metrology, or precision machining and photonics industries.

  Pensar

     On April 28, 2000, we completed the acquisition of Pensar-Tucson, Inc., an Arizona corporation. Pensar is a design and engineering company which integrates factory automation systems. In connection with the acquisition, we issued 100,000 shares of our common stock to the shareholders of Pensar valued at $11.75 per share, which was the fair market value of our common stock at April 28, 2000. In addition, we paid $3,000,000 in cash, resulting in a total purchase price of $4.2 million. The acquisition was accounted for as a purchase. We believe that our acquisition of Pensar will enhance our ability to offer standard solutions for microelectrical, fiber optic and photonics assembly automation.

  BYE/OASIS

     On July 14, 1999, we completed the acquisition of BYE/OASIS Engineering, Inc., a Texas corporation. BYE/OASIS is a manufacturer of environmental filtering and control systems, which create a clean room environment inside a semiconductor manufacturing machine or tool, and wafer cassette handling devices for the microelectronics industry. In connection with the acquisition, we issued 720,008 shares of our common stock to the shareholders of BYE/OASIS. In addition, we assumed outstanding options to acquire BYE/OASIS shares, which were converted into options to acquire 185,361 shares of our common stock. The acquisition constituted a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986. The acquisition was accounted for using the pooling of interests method, and, accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of BYE/OASIS. Prior to the merger, BYE/ OASIS's fiscal year ended on September 30. In recording the business combination, BYE/OASIS's prior period financial statements have been restated to conform to our fiscal year. We believe this acquisition will broaden our factory automation offerings in the wafer and microelectronic manufacturing industry and enhance our experience and marketing and service infrastructure.

  RoboElektronik

     On February 13, 1998, we completed the acquisition of RoboElektronik GmbH, a German corporation, through the issuance of 24,252 shares of our common stock, which were exchanged for all of the outstanding capital stock of RoboElektronik. RoboElektronik GmbH was renamed Adept Technology, GmbH on June 26, 1998. The results of operations of RoboElektronik have been consolidated with Adept's financial statements since the acquisition. The acquisition was accounted for using the pooling of interests method.

  HexaVision

     On July 21, 2000, we completed the acquisition of HexaVision Technologies Inc., a Canadian corporation. HexaVision is a machine vision research and development company. In connection with the acquisition, we paid $5.5 million in cash, which includes transaction costs of $0.4 million, and will be issuing shares of our common stock to the shareholders of HexaVision with a value of $1.1 million, subject to certain conditions. In addition, the terms of the acquisition provide that we will make two payments totaling approximately $1.6 million to the shareholders of HexaVision contingent upon the continued employment of selected HexaVision employees through July 2001. We deposited $1.6 million into an escrow account pending resolution of the contingencies. These contingent cash payments and share issuances will be accounted for as additional purchase price when the contingencies have been resolved. If the payments are made and the shares are issued these amounts will be allocated to goodwill. We have accounted for the acquisition under the purchase method. We believe the acquisition of HexaVision will enhance our machine vision products for all markets and facilitate our entry into the PC-based machine vision market. HexaVision's core technology incorporates techniques to achieve accuracies up to 1/40th of a pixel with machine vision measurement algorithms that can increase our performance in critical and demanding applications such as vision servoing for the microelectrical, fiber optic, semiconductor, metrology and photonics industry.

NEW ACCOUNTING PRONOUNCEMENTS

 Staff Accounting Bulletin No. 101 -- Revenue Recognition

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In recent actions, the SEC has further delayed the required implementation date which, for us, will be the fourth quarter of fiscal 2001, retroactive to the beginning of the fiscal year. We are still in the process of assessing the impact of SAB 101 on our consolidated results of operations, financial position, and cash flows based upon the most current information.

 Statement of Financial Accounting Standards No. 133 -- Accounting for Derivative Instruments and Hedging Activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 137 and 138, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Our foreign currency exchange rate hedging activities have been insignificant to date, and the adoption of SFAS No. 133 did not have a material impact on our financial position, results of operations or cash flows.

RECLASSIFICATION

     Certain amounts presented in the financial statements of prior years have been reclassified to conform to the current presentation for 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We maintain an investment policy designed to ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio.

                                                                                       FAIR
                                                 2000      2001    2002     TOTAL      VALUE
                                                -------    ----    ----    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Cash equivalents
  Fixed rate..................................  $13,487     --      --     $13,487    $13,487
  Average rate................................     3.90%    --      --        3.90%
Auction rate securities
  Fixed rate..................................  $ 3,500     --      --     $ 3,500    $ 3,500
  Average rate................................     4.49%    --      --        4.49%
Auction rate preferred
  Variable rate...............................  $ 3,450     --      --     $ 3,450    $ 3,450
  Average rate................................     4.64%    --      --        4.64%
Total Investment Securities...................  $20,437     --      --     $20,437    $20,437
  Average rate................................     4.13%    --      --        4.13%

     We mitigate default risk by investing in high credit quality securities and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. Our portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity and maintains a prudent amount of diversification. We conduct business on a global basis. Consequently, we are exposed to adverse or beneficial movements in foreign currency exchange rates. We enter into foreign currency forward contracts to minimize the impact of exchange rate fluctuations on certain foreign currency commitments and balance sheet positions and may enter into foreign exchange forward contracts in the future. The realized gains and losses on these contracts are deferred and offset against realized and unrealized gains and losses when the transaction occurs.

                                    BUSINESS

     We provide intelligent production automation systems to our customers in many industries including the semiconductor, wireless communications, photonics, food, automotive, life sciences and electronics industries. We utilize our comprehensive portfolio to provide automation solutions consisting of high precision mechanical components and application development software to meet our customer's increasingly complex manufacturing requirements.

     We offer our customers a comprehensive approach to automation that we call Rapid Deployment Automation, or RDA, that reduces the time and cost to design, engineer and launch products into high-volume production. Other benefits of our RDA solution include increased manufacturing flexibility for future product generations, less customized engineering and reduced dependence on production engineers. We intend to continue to enhance our RDA capabilities by providing differentiated, value added integrated systems to further penetrate high growth markets.

     We market and sell our products worldwide through more than 300 system integrators, our direct sales force and original equipment manufacturers. This global presence, when combined with our extensive service and support infrastructure, enables us to effectively understand our customers' current and future technological automation requirements.

INDUSTRY OVERVIEW

     Intelligent automation technology is composed of computer-based motion control machinery that utilizes advanced software programming and high-precision sensor products, or machine vision, to perform material handling, assembly and packaging functions within manufacturing environments. This technology began to evolve in the 1970's with the commercialization of microprocessors and advances in the PC. As computing power continued to increase and its associated costs fell, software also matured from simple operating systems to high-level programming languages. These computing advances provided greater functionality and the ability to apply intelligent automation solutions across a broad range of production environments. This technology has been adopted by many industries including semiconductors, electronics, automotive, food, life sciences and pharmaceuticals with increasing adoption in high growth industries such as photonics and wireless communications.

     Outsourcing production solutions, including intelligent automation, has become a requirement to the successful commercialization of products and technologies in a wide variety of industries. This strategy is apparent as more high technology industries implement intelligent automation solutions in their production environments to more cost-effectively meet product demand. We believe significant opportunities exist in several key high growth industries for intelligent automation systems:

     - Fiber Optic Components -- The potential opportunity for automated solutions in this segment of the photonics industry is significant given that the majority of these components are manually produced today without standardized manufacturing processes. In addition, many of the companies in this industry are start-ups who usually lack the resources and expertise to develop these solutions in-house. According to RHK, Inc., a market research firm, worldwide demand for fiber optic components is expected to exceed $23 billion in 2003, up from $6.6 billion in 1999, a compound annual growth rate of approximately 36%.

     - Wireless Communications -- In the wireless communications industry, high growth in mobile phones has resulted in the need to use automated systems to meet demand. According to International Data Corporation, worldwide wireless subscribers are expected to reach approximately 1.1 billion by 2003 from 303 million in 1998, a compound annual growth rate of approximately 29%.

     - Semiconductor -- Manufacturers of semiconductor capital equipment continue to turn to third party suppliers to provide value added subsystems that increase capabilities and efficiencies of their products. According to VLSI Research, the semiconductor manufacturing equipment market was

       $33 billion in 1999, and is expected to grow to $84 billion in 2002, a compound annual growth rate of approximately 37%.

     Both mature and high growth industries increasingly require automated solutions for their production environments due to the following growth drivers:

     - Miniaturization -- Component parts in a variety of industries have undergone increasing miniaturization. Manual assembly and handling in manufacturing processes become increasingly infeasible as parts are reduced in size. The transition to 300 mm wafers will nearly double the density of integrated circuits on an individual wafer, requiring more precise handling and placement systems. Even greater precision is needed to align optical fibers within approximately one hundred nanometers, or four millionths of an inch, to allow laser light pulses to be transmitted efficiently and accurately.

     - Capacity -- Suppliers in several rapidly growing segments of the technology industry, particularly communication products such as mobile phones and photonics products, are demanding automated production solutions in order to address capacity constraints. These industries are rapidly replacing manual assembly with automated solutions.

     - Short Product Life Cycles -- Products such as mobile phones, PC's, printers, disk drives, and even automobiles are experiencing shorter life cycles. As a result, manufacturers require faster time to market between product design and full volume production. Additionally, many next generation products incorporate enhancements that require flexible adjustment to the production environment rather than a complete re-tooling of the production lines. This flexibility is one of the advantages provided by intelligent automation production environments.

     - Quality -- Production quality is one of the primary determinants of manufacturing profitability. While manufacturers strive for greater miniaturization and higher levels of capacity, these goals cannot economically be reached without maintaining high levels of quality. Intelligent automation reduces human error and costs associated with manufacturing processes that incorporate human intervention. Intelligent automation solutions have the ability to reduce these costs and increase production throughput, while maintaining high product quality.

ADEPT'S SOLUTION

  Comprehensive Product Line

     We have developed a comprehensive line of intelligent automation products, including over 20 industrial robotic platforms, a common integrated architecture, intelligent peripherals, and a full range of simulation, control and application software. Our robotic platforms include a wide range of models suited for assembly, handling, and packaging at various levels of precision, speed and payload. Our common industrial control architecture integrates the industrial robotics, linear modules, motion control and machine vision seamlessly. We also provide a comprehensive suite of software for application development which includes V+, an advanced factory automation programming language, AIM for task level application programming, and simulation software products. The integration of the recently acquired NanoLine product portfolio increases our precision motion capabilities by a factor of 1,000, to 25 nanometers. Through the acquisition of HexSight machine vision software, we obtained high precision machine vision tools to locate objects for guidance and orientation. This level of precision is required for assembly of fiber optic components, and has additional applications in semiconductor manufacturing and other precision electro mechanical processes.

 Extensive Automation Experience in Precision Assembly and Material Handling

     Over our 17 year history, we have become a market leader in precision assembly and material handling and have an installed base of approximately 19,000 systems worldwide. We have successfully leveraged our automation experience across multiple industries including semiconductor, electronics, automotive, food processing, life sciences, and pharmaceuticals. We have also successfully introduced

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automation systems to the high growth industries of photonics and wireless communications as these industries try to solve issues of shorter product life cycles and capacity constraints.

  Rapid Deployment Automation

     Our approach to simplifying the design and implementation of intelligent automation solutions is called Rapid Deployment Automation, or RDA. This approach reduces our customers' total time and cost required to design, build and implement volume production. RDA uses sophisticated simulation models to evaluate the throughput and performance of the manufacturing process to design production environments for efficient manufacturability. Using the RDA methodology, our customers can configure standardized platforms utilizing various automation components that provide both flexibility and an integrated manufacturing solution. With RDA, our customers benefit from increased flexibility via efficient production line changeovers during product life cycles, less customized engineering, reduced dependence on manufacturing engineers and overall shorter implementation cycles.

  Extensive Integration Channel

     We utilize a worldwide network of more than 300 system integrators to sell and market our intelligent automation solutions. We have leveraged these relationships into a worldwide presence with the reputation to deliver comprehensive turnkey solutions to our customers across multiple industries and applications. We have devoted significant time and resources to ensure our system integrators are highly trained in our products and provide the global service and support expected by our customers.

  Global Customer Sales, Service and Support

     We support our worldwide customer base with direct sales, service and engineering capabilities. We have six direct sales offices in North America and eight international locations covering Europe and the Pacific Rim. Our staff of experienced engineers provides our customers with application consulting, systems troubleshooting and product maintenance assistance including on-site support for our key customers. We provide a toll-free technical support hotline 24 hours a day, 7 days a week for North America, Europe, and major Asian markets. We also provide product training courses for systems installation, programming, operation, and maintenance targeted to specific audiences. These global sales, service and support functions enhance our customer relationships and provide continual feedback to enable us to better understand our customers' current and future technological requirements.

ADEPT'S STRATEGY

     Our goal is to be the leading provider of precision automation systems to the markets we serve. Key elements of our strategy include:

  Enhance RDA Capabilities by Providing Integrated Platforms

     We intend to further enhance our RDA capabilities that reduce the time between product design and the launch into full volume production. This will include extending our development efforts to standardize applications for manually intensive, high-growth markets. We plan to expand our flexible automation product offerings in the photonics, semiconductor and wireless industries, providing our customers with automation platforms. We will continue to develop and refine our simulation capabilities based on these automation platforms.

  Leverage Key Technologies and Automation Knowledge To Further Penetrate Photonics Industry

     Through our recent acquisitions, we have added to our product and process knowledge key technologies required to develop automation products for the photonics industry. Our NanoLine product family provides advanced nanometer positioning and alignment capabilities that are fundamental to high precision, fiber optic component assembly. We will integrate NanoLine products with our precision robots, machine vision for parts location and guidance, vision servoing, and other advanced search and control
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software for continuous component alignment. Vision servoing is an advanced technique that involves continuous machine vision feedback, which provides extremely precise motion guidance. We believe our automation solutions will significantly reduce manufacturing times while improving quality, yield and throughput in the photonics industry. Given the rapid growth of this industry, we believe there will be significant demand for automation systems.

  Provide Differentiated, Value Added Automation Systems to Further Penetrate Other High Growth Markets

     We intend to continue leveraging our automation knowledge with key technologies gained through recent acquisitions to provide differentiated, value added offerings to the semiconductor and wireless communications industries. We believe the transition to 300 mm semiconductor wafer fabrication plants in the semiconductor industry provides us an opportunity to expand our wafer handling product offerings to include integrated systems based on our RDA approach. In the wireless communications industry, mobile phone life cycles continue to shorten as wireless technologies advance. We will continue to use our simulation technology to sell high value-added automated mobile phone assembly, test and packaging systems that utilize our modular approach to automation.

  Continue Strategic Acquisitions to Complement Existing Product Portfolio

     We have completed and integrated four acquisitions since July 1, 1999. We will continue to evaluate product and technology opportunities that complement our existing product portfolio, thereby enhancing our technological leadership and RDA capabilities while further increasing the barriers to entry in our industry. Currently, no material acquisitions are planned.

  Enhance Customer Relationships

     We have developed considerable market presence and brand recognition in the small parts assembly and material handling markets. Many end users, integrators and OEMs have standardized aspects of their manufacturing processes or products based on our comprehensive product line. We have maintained relationships with a number of our customers for over 15 years. We have built a global direct sales and support network to maintain key customer relationships. We are investing in technology and staff to strengthen our customer relationships, including programs that impact all phases of an automation project:

     Conceptual Phase. We use simulation software from our SILMA division to assist customers in the earliest conceptual stages of a project. Simulation allows engineers and designers to evaluate various approaches and automation strategies to optimize their manufacturing process.

     Implementation Stage. We offer consulting engineering to assist our customers and integrators during the implementation stage of a project. Our experienced automation engineers and programmers assists in identifying efficient means to accelerate projects to meet demanding time to market goals.

     Operating Stage. We are currently building a global networked knowledge base called ServiceExpert 2000. This knowledge base will be available to our customers via a website, providing advanced support and information to configure, program, troubleshoot, and service our products.

PRODUCTS AND TECHNOLOGY

     Our vision of making automation easy to install is called Rapid Deployment Automation. We have developed a product strategy to enable RDA. This product strategy includes simulation tools to help design automation systems, application software packages which contain automation process knowledge, very powerful software and hardware for real-time motion control and integrated sensing, and a family of mechanisms for different applications.

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[DESCRIPTION OF RDA GRAPHIC
GRAPHICS DEPICTING RDA LAYERS INCLUDING SYSTEM DESIGN LAYER, PROCESS KNOWLEDGE LAYER, REAL-TIME CONTROL LAYER, AND MECHANICAL COMPONENT LAYER AND SHOWING ADEPT PRODUCTS GROUPED BY APPLICABLE RDA LAYER]

  Mechanical Components

     We provide a large number of automation mechanisms to address different application needs. All of these mechanisms are controlled by the software and hardware control architecture described below. This broad product line of mechanisms allows system integrators and end users to develop automation solutions for many industries and applications.

     - Robot Mechanism. We offer two floor standing Selective Compliance Assembly Robot Arm, or SCARA, style robot mechanisms called the AdeptOne-XL and the AdeptThree-XL, as well as two table top robot mechanisms called the Adept Cobra 600 and 800, all of which are designed for assembly and material handling tasks. SCARA robots utilize a combination of rotary and linear joints for high speed, high precision material handling, assembly and packaging. The Adept-XL robots use direct-drive technology. Direct-drive technology eliminates gears and linkages from the drive train of the mechanism, thereby significantly increasing robot speed and precision and improving the robot's product life, reliability and accuracy. The Adept Cobra series robots are light-duty SCARA mechanisms that can be table mounted and offer an efficient range of motions in limited space.

       We also offer a line of linear modules, called AdeptModules, which we purchase from NSK Ltd. These single axis devices can be coupled together by the user to form a custom robot mechanism for applications requiring a robot with fewer than four axes. In addition, we offer these linear modules in combination with our own Z-Theta module to provide customers with a line of configurable linear robots.

       During fiscal 2000, we introduced SmartModules, which is a new family of precision linear modules utilizing Adept SmartAmps. Adept SmartAmps utilize the industry standard IEEE 1394 Firewire protocol to combine motion control signals and input/output signals for transmission over a single high-speed cable. Adept SmartModules lowers costs and installation time by reducing the amount of software programming and cabling required in a workcell, or a robotic system that performs a specific automation function. SmartModules will also come in single-axis standalone versions, which can operate without any additional controllers, saving cost and space for simple applications.

       We also offer a line of flat panel and semiconductor wafer handling robots. These mechanisms are sourced from Samsung Corporation. The AdeptAtlas series is designed for flat panel display transfer applications and consists of two models: the Adept Atlas 720S (single arm) and 720D (dual arm) are designed to handle large-scale substrates up to 600mm by 720 mm. The AdeptVicron series is designed for semiconductor wafer handling applications and consists of two models: the AdeptVicron 300S (single arm) and 300D (dual arm) models handle up to 300mm wafers.

     - High Precision Micro Positioners. With the acquisition of NanoMotion in the fourth quarter of fiscal 2000, we gained the ability to design and manufacture advanced nanometer positioning and alignment systems. We recently introduced the NanoLine L3 series of precision micro positioners for applications in fiber optic assembly and other high precision applications. These devices increase the resolution of our mechanisms by a factor of 1000, from 25 microns for our standard robots to 25 nanometers for our standard micro positioners. Unlike many micro positioners which were developed for laboratory environments, these products are durable, production-ready devices intended for integration into continuous production factory environments. We are developing versions of these micro positioners for fiber optic component assembly, fiber alignment, laser welding, and semiconductor OEM applications.

     - Programmable Parts Feeder. Part feeding has historically been accomplished by designing custom devices that could only accommodate a single part or class of parts. The Adept Flex Feeder 250

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       can be rapidly reconfigured through software to accommodate new products and a wide variety of parts ranging from simple rectangular objects to complex molded or machined parts, thus preserving the flexibility of the workcell or production line. The Adept Flex Feeder 250 integrates machine vision, software and motion control technology with a simple mechanical device for separating parts from bulk. The Adept Flex Feeder 250 recirculates the parts and separates them, relying on vision to identify individual parts.

     - Environmental Control Products. We offer front end wafer handling solutions for both semiconductor OEMs and end users. These offerings include both standard and customized products for contamination control including robotics for wafer handling and transport. The Adept Flexible Front End Systems, including the Adept FFE 200 and the Adept FFE 300, combine wafer sorting and wafer cassette handling load functions into one compact integrated front-end system; reducing cycle times, process complexity and cost. The Adept FFE 200/300 units combine wafer value added operations such as wafer orientation, optical character recognition, or OCR, sort and merge into a compact front-end system, eliminating the need for wafer sorters in the factory.

  Real Time Control Products

     - Machine Control Software. Our V+ real-time programming language allows software developers to create automation software systems and is the key enabling technology for our intelligent automation approach. This programming environment provides a high-level language coupled with a multitasking operating system and built-in capability for integrating robots, machine vision, sensors, workcell control and general communications. These capabilities enable the development of sophisticated application software that can adaptively control mechanical systems based upon real-time sensory input while simultaneously maintaining communication with other factory equipment.

       V+ offers the user approximately 300 instructions for programming an intelligent automation workcell. It includes a trajectory generator and continuous path planner, which compute the path of the robot's tool in real-time based upon predefined data or sensory input. V+ also includes a number of network communication facilities and supports a variety of standard communication protocols. In addition, this software includes an operating system specifically designed for factory automation and robot control. This operating system allows V+ to execute dozens of tasks concurrently and permits control to pass between tasks in a predictable manner, often several times per millisecond. The V+ operating system also allows the installation of additional processors into the controller and automatically reassigns tasks to optimize overall system performance, providing a key scalability feature not found in other controllers. An optional development environment for V+ is Windows 95, 98 and NT based and allows the customer to utilize industry standard personal computers.

     - Servo Software. The most basic level of our software architecture is the servo software which directs individual motors to follow motion commands generated from the higher V+ software level. This software has been designed to control Adept robots, standard robots manufactured by other companies, and many custom robotic mechanisms built for special application. The servo software layer includes advanced control, safety and diagnostic features.

     - Guidance and Inspection Vision Products. AdeptVision is a line of machine vision products that are used for robot guidance and inspection applications. For guidance applications, AdeptVision is added into the controller by inserting a printed circuit board and enabling the vision system software. The integration of our controller and vision systems software enables high speed vision applications such as vision servoing. For inspection applications such as gauging and dimensioning, the AdeptVision product is sold as an integrated inspection vision system comprised of a controller with the vision board and software.

       AdeptVision quickly recognizes parts that are randomly positioned and have an unknown orientation ranging up to 360 degrees, as compared with other solutions which simply locate translated images with very limited rotation. Our vision servoing ability is critical for precision processes such as the
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       assembly of electronic or fiber optic components. Our machine vision software can also measure part dimensions for inspection purposes. Machine vision can be used to acquire parts from stationary locations or from conveyors. Cameras can be fixed in the workcell or attached to a robot.

       With the addition of HexaVision products, we now offer a shrink-wrapped library of machine vision software tools for OEMs. These tools run directly in a PC environment and can be adapted to run in an OEM's custom software solution.

     - Machine Controllers. Our controller products are currently based on the VersaModule Eurocard, or VME, bus architecture standard, but are migrating to a distributed control architecture which depends on high-speed networks such as Firewire, Ethernet, and DeviceNet, to link processors and sensors which may be distributed around a workcell. A large array of controller configurations are possible depending on the features selected by the customer. Our VME controllers are configured in four, five, or ten slot chassis. All controllers include a system processor module. Additional functionality can be incorporated by adding printed circuit boards and additional software. For example, motion control is added by inserting a motion control board. Printed circuit boards can be added for machine vision, graphical user interface capability and additional communication inputs and outputs. The controller products are sold independently for machine control and inspection vision applications and are also sold as a component of the robot systems. The heart of our machine controllers is the AdeptWindows Controller board, or AWC, a single slot central processing unit board based on Motorola 68040/060 processors. All AWC boards include solid-state, mass storage, direct ethernet connectivity, DeviceNet industrial data network connectivity and international safety circuitry.

       Our AWC controller offers plug-and-play integration of personal computer hardware and software for users of the Windows platform. Specifically, this new technology allows customers to do all development work, including vision applications, on personal computers using Windows 95, 98, 2000 and NT operating systems. This open architecture product allows customers to combine the features of our AIM and V+ software products with other personal computer-based software products using industry standard software tools such as Active X, Visual Basic, and Visual C++. Finally, all of our controller products support the same Windows NT-based graphical user interface and can execute the same application programs, thereby allowing software development investments to be leveraged across a number of applications.

       The controller includes a number of technologically advanced capabilities designed specifically to address the intelligent automation market. These capabilities include special application specific integrated circuit reading encoders for controlling direct-drive motors, reading encoders, or sensors, and controlling power up sequencing of complex high power systems. The controller also includes safety circuits that meet domestic and international specifications and technology to protect the controller from voltage spikes, electrical noise and power brownouts. Additionally the controller features high wattage switching power amplifiers, and networking circuitry for local area network and industrial data networks.

  Process Knowledge Products

     Assembly Information Manager, or AIM software, simplifies the integration, programming and operation of automation workcells and lines. AIM accomplishes this goal by providing a formal method for capturing application specific process knowledge and then allowing users lacking advanced programming expertise to use this embedded knowledge to accomplish a specific task.

     AIM simplifies the implementation of intelligent automation workcells by combining a point and click graphical user interface with an icon-based programming method that does not require advanced computer programming skills. This method combines task-level statements with a high performance, real-time database and a structure for representing process knowledge.

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     The AIM task level statements allow the developer to specify at a very high level what operations the workcell is to perform, such as "insert a component into a socket using vision to correct for part irregularities". This command is automatically coupled with data contained in the real-time database that specifies the physical aspects of the workcell, such as the location of a part. The information contained in the databases can be created or downloaded from a computer or simulation system at any time. Finally, the AIM system automatically invokes the routines that contain the process knowledge and dictate how the specified operation will be performed. In this way, an AIM workcell can be programmed by a person who understands as few as ten process actions rather than hundreds of programming instructions or thousands of lines of conventional code.

     We sell several application specific versions of AIM, including MotionWare, which addresses motion applications such as those requiring sophisticated conveyor tracking, and VisionWare, which simplifies the use of vision in both guidance and inspection applications, as well as other packages which address dispensing, packaging, flexible part feeding, and semiconductor wafer handling. In addition, end users and system integrators, many of whom have developed their own AIM application-specific packages, can add process knowledge. AIM can be accessed via the Windows 95, 98 and NT environments. AIM programs are written in the V+ language.

  System Design Software

     Adept provides simulation tools to help system integrators and end users both design automation systems and evaluate product designs for ease of manufacture. These tools are developed by our SILMA division, a developer of simulation software. SILMA's products allow machines to be modeled with 3D graphics and then animated in response to software control programs. Mechanisms can be defined graphically and the mathematics necessary to animate them, known as kinematic models, are generated automatically. Dynamics of mechanisms can also be modeled, which enables machine cycle times to be accurately predicted. SILMA products can either create new computer aided design, or CAD, geometry for simulations, import CAD models from standard libraries of machines and peripheral devices, or import models directly from common CAD systems. SILMA products are available on both PC and several workstation platforms.

     SILMA's newest product, Production PILOT, consists of three modules for assembly automation process design, simulation, and analysis, built into an easy-to-use, yet powerful, 3-D graphical simulation environment.

     PILOT Yield allows assembly sequences to be analyzed for interferences and to be scored for ease of automation. Pursuant to a sublicense agreement with Adept Japan, which had entered into an agreement with Sony Corporation on March 24, 2000, we acquired the right to embed Sony Corporation's design for assembly/disassembly capability, or DAC, product in PILOT Yield. DAC is an assembly/disassembly and cost-effectiveness rating methodology or scoring system used by designers to measure and analyze the effectiveness of their factory assembly designs. It includes a scoring system that rates product designs for ease of assembly.

     PILOT Cell allows the detailed animation of a workcell, checks for collisions, and predicts actual production cycle times to an accuracy better than 5%. End user programs can be developed at a high level of abstraction in PILOT Cell using our AIM software and later optimized at a detailed level using Adept Digital Workcell.

     PILOT Line allows multiple cells on an assembly line to be linked together and provides discrete event simulation tools for analyzing how material flows through the line based on the cycle times of individual workcells. This allows production lines to be balanced to optimize throughput and eliminate bottlenecks. We have found that balancing lines which have not been optimized can increase throughput by 20% to 30%, increasing return on investment by this amount.

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     The CimStation Inspection product simulates the operation of coordinate measurement machines and generates programs that would be tedious to program manually given the complex inspection tasks these machines perform.

     Adept Digital Workcell allows engineers to program a workcell with actual production software without the physical robot or cell hardware. Adept Digital Workcell increases productivity by allowing the user to anticipate cycle times, program logic errors, location errors, collision errors and motor overload errors far earlier in the development process. In addition, Adept Digital Workcell allows users to quickly generate alternative conceptual layouts and cycletime estimates for project proposals.

  Platforms

     In response to end customer and integrator needs, we acquired Pensar in the fourth quarter of fiscal 2000. We believe Pensar's experience in delivering standard high precision automated platforms, combined with our automation component products, enables us to deliver a more unified offering in selected markets. We currently are developing manufacturing automation platforms for the semiconductor and photonics markets. In the fiber/fiber optic assembly market we are in the process of building a unified product, consisting of SmartModules, MV Controller, AdeptVision VXL, Adept NanoLine stages and AIM software. We also are pursuing a similar strategy in the semiconductor front-end market, where we are developing a standard wafer handling platform, combining robots, contamination control, machine vision and control software.

     Our OEMs, integrators and end users can quickly configure these standard platforms to add specific manufacturing processes. Platform products represent a further extension of our RDA strategy. For industries where high volumes of a similar basic machine are needed, an integrated platform eliminates the time and cost of designing equipment frames, assembling control and mechanism products and developing generic control software.

CUSTOMERS

     We sell our products to system integrators, end users and OEMs. End users of our products include a broad range of manufacturing companies in the semiconductor, wireless communications, photonics, food, automotive, appliances, life sciences and electronics industries. These companies use our products to perform a wide variety of functions in assembly, material handling and precision process applications, including mechanical assembly, printed circuit board assembly, dispensing and inspection. No customer accounted for more than 10% of our revenues in any of the past three years. During fiscal 2000, our top three OEM customers by revenue were Staubli Faverges SCA, KLA-Tencor Corporation and PMJ Automec USA, Inc.; our top three system integrator customers by revenue were ATS Ohio; RTS Wright Industries Inc. and Balda AG; and our top three corporate customers by revenue were Ford Motor Company, Motorola, Inc. and Corning, Inc.

SALES, DISTRIBUTION AND MARKETING

  Sales and Distribution

     We market our products through system integrators, our direct sales force and OEMs.

     System Integrators. We ship a substantial portion of our products through system integrators, and we view our relationships with these organizations as important to our success. We have established relationships with over 300 system integrators worldwide that provide expertise and process knowledge for a wide range of specific applications. These relationships are generally not regional and are mutually nonexclusive. In certain international markets, the system integrators perform marketing and support functions directly.

     Direct Sales Force. We employ a direct sales force which directs its sales efforts to end users to communicate the capabilities of our products and support services and obtain up-to-date information regarding market requirements. Our sales force possesses specific expertise in automation solutions and

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advises end users on alternative production line designs, special application techniques, equipment sources and system integrator selection. Our sales force works closely with system integrators and OEMs to integrate our product line into their systems, provide sales leads to certain system integrators and obtain intelligent automation system quotes from system integrators for end users. As of September 30, 2000, our North American sales organization included approximately 26 individuals. We have six North American sales and customer support offices located in San Jose, California; Southbury, Connecticut; Southfield, Michigan; Charlotte, North Carolina; Cincinnati, Ohio; and Dallas, Texas. As of September 30, 2000, our international sales organization included approximately 12 persons covering Europe, Singapore, and South Korea. We have eight international sales and customer support offices located in Europe and the Pacific Rim.

     Some of our larger manufacturing end user customers have in-house engineering departments that are comparable to a captive system integrator. These captive engineering groups can establish a corporate integrator relationship with us that offers benefits similar to those provided to our system integrators.

     OEMs. Our OEM customers typically purchase one standard product configuration, which the OEM integrates with additional hardware and software and sells under the OEM's label to other resellers and end users.

  Marketing

     Our marketing organization, which consisted of 48 persons as of September 30, 2000, supports our system integrators, direct sales force and OEM customers in a variety of ways. Our product management group works with end users, system integrators, corporate integrators and our sales engineers to continually gather input on product performance and end user needs. This information is used to enhance existing products and to develop new products. Our marketing programs group generates and qualifies new business through industry trade shows, various direct marketing programs such as direct mail and telemarketing, public relations efforts, internet marketing and advertising in industry periodicals. This marketing team is responsible for tracking customers and prospects through our marketing database. Our marketing group also publishes a document called the MV Partner catalog, which lists software and hardware components that we have certified as compatible with our product line. We also expend considerable effort on the development of thorough technical documentation and user manuals for our product line, and we view well-designed manuals as critical to simplifying the installation, programming, use and maintenance of our products.

  Services and Support

     Our service and support organization, which consisted of approximately 113 full-time employees as of September 30, 2000, is designed to support our customers from the design of our automation line through ongoing support of the installed system. This organization included approximately 52 consulting and application engineers/programmers based in a number of our sales offices in the U.S., Europe and Asia. This team is experienced in applying our product line to solve a wide array of application issues and operates toll-free telephone support lines to provide advice on issues such as software programming structure, layout problems and system installation. End users and system integrators can also hire these experts on a consulting basis to help resolve new or difficult application issues.

     We also maintain a team of instructors, consisting of eight instructors as of September 30, 2000, who develop training courses on subjects ranging from basic system maintenance to advanced programming. These courses are geared both for manufacturing engineers who design and implement automation lines and for operators who operate and maintain equipment once it is in production, and are taught in Adept offices and customer sites throughout the world.

     Our field service organization, which consisted of 53 persons as of September 30, 2000, is based in eight service centers located in San Jose, California; Cincinnati, Ohio; Massy, France; Dortmund, Germany; Arezzo, Italy; Kobe, Japan; Seoul, South Korea and Singapore. In addition, we have service resources located inside some key customers' facilities. Our field-based service engineers maintain and
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repair our products at the end user's facilities. Personnel based at these service centers also provide advice to customers on spare parts, product upgrades and preventative maintenance.

BACKLOG

     Our backlog at June 30, 2000 was approximately $20.9 million, as compared with approximately $21.2 million at June 30, 1999, and was approximately $18.2 million at September 30, 2000.

     Our business is characterized by short-term order and shipment schedules. Because orders constituting our current backlog are subject to changes in delivery schedules and in certain instances may be subject to cancellation without significant penalty to the customer, our backlog at any date may not be indicative of demand for our products or actual net revenues for any period in the future.

RESEARCH AND DEVELOPMENT

     Our research and development efforts are focused on the design of intelligent automation products, which address the challenges of designing, implementing, installing, operating and modifying automated production lines. We intend to focus our research and development efforts on the development of an integrated product line which further implements our RDA approach and which reduces cost, enhances performance and improves ease of use.

     We have devoted, and intend to devote in the future, a significant portion of our resources to research and development programs. As of September 30, 2000, we had 118 persons engaged in research, development and engineering. Our research, development and engineering expenses were approximately $4.9 million for the three months ended September 30, 2000 and represented 17.6% of net revenues for that fiscal quarter. Our research, development and engineering expenses were approximately $14.6 million for 2000, $11.6 million for 1999 and $11.8 million for 1998 and represented 14.7% of net revenues for 2000, 13.3% for 1999 and 11.2% for 1998.

MANUFACTURING

     Our manufacturing activities include the assembly, testing and configuration of our products. We believe that by performing these operations, we can better ensure the quality and performance of our products. We outsource low value-added manufacturing operations, including standard and build-to-print fabricated parts such as machinery, sheet metal fabrication and assembled printed circuit boards. We also outsource some robot mechanisms. The purchased robot mechanisms are tested to meet defined quality standards and then configured into complete products which are tested again before shipment to the customer. This strategy enables us to leverage product development, manufacturing and management resources while retaining greater control over product delivery, final product configuration and the timing of new product introductions, all of which are critical to meeting customer expectations.

     Our manufacturing organization has expertise in mechanical, electrical, and software assembly and testing. Because outstanding quality and reliability over the life of our products are key to customer satisfaction and customers' repeat purchases of automation products, we believe our quality plans and organization are a key part of our business strategy. Our manufacturing engineering organization develops detailed instructions for all manufacturing and test operations. These instructions are established in writing, implemented through training of the manufacturing work force and monitored to assure compliance. In addition, our manufacturing organization works closely with vendors to develop instructions and to remedy quality problems if they arise.

     In February 2000, we were awarded ISO 9002 certification for our corporate San Jose location from TUV Rheinland of North America, Inc. The ISO 9000 series standards are internationally recognized quality management standards developed by the International Organization for Standardization (ISO). ISO 9002 registration focuses on quality system requirements for a company's production, delivery and servicing of products and services around the world.

COMPETITION

     Our principal competition in the photonics industry for high precision micro positioners are Newport Corporation, Melles Griot Inc., ATS and Polytec PI, Inc. Historically, these companies have primarily marketed to the research community to supply these positioners for use in laboratory environments. We also compete with Newport Corporation and various automation solution providers to deliver semi-automatic and fully automatic manufacturing platforms for fiber optic component assembly. This market is in its early stages of development and is changing rapidly; therefore, new competitors could emerge with alternative processes and solutions.

     The market for intelligent automation products is highly competitive. We compete with a number of robot companies, motion control companies, machine vision companies and simulation software companies. Many of our competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with our products for sales to other customers.

     Our principal competitors in the assembly robot and linear modules markets include subsidiaries of Japanese companies, including Fanuc Ltd, Seiko Instruments, Yamaha Corporation, Denso and Intelligent Actuator. We also compete with a narrow group of European companies, principally Robert Bosch GmbH, and some divisions of Parker Hannifin. In the material handling robot market, we compete with the above companies, as well as manufacturers of 6-axis robots including Motoman, Kawasaki, Reis, Kuka, CRS and Asea Brown Boveri.

     Our principal competition in the semiconductor atmospheric wafer handling and contamination control market comes from Asyst Technologies, Inc. The majority of Asyst's revenue comes from adaptive wafer handling and transfer devices sold to end users. They have been the leader in wafer handling and transfer and isolation technology in the semiconductor industry. Additional competitors in the semiconductor robot market are Brooks Automation, Inc. and Equip, a division of PRI Automation, Inc.

     Our principal competitors in the market for motion control system include Allen-Bradley Co., a subsidiary of Rockwell International Corporation, in the United States, and Siemens AG in Europe. In addition, we face motion control competition from two major suppliers of motion control boards, Galil Motion Control, Inc. and Delta Tau Data Systems, Inc. These motion control boards are purchased by end users which engineer their own custom motion control systems. In the simulation software market, our competitors include Tecnomatix Technologies, Inc., an Israel-based company which sells mostly to major automotive manufacturers, and Deneb Robotics, Inc., a subsidiary of Dassault Systemes. In the machine vision market, we face competition from Cognex Corporation and Robotic Vision Systems Inc.

INTELLECTUAL PROPERTY

     We primarily pursue patent, trademark and copyright protection for our technology and products. We currently hold eight patents and one pending patent application in the United States and two patents and one pending patent application outside of the United States. There can be no assurance that patents will be issued from any of these pending applications or that any claims in existing patents, or allowed from pending patent applications, will be sufficiently broad to protect our technology.

FACILITIES

     Our headquarters and principal research and development and manufacturing facilities are located in a 92,000 square foot building we lease in San Jose, California. The lease expires in December 2003 and provides for lease payments of approximately $1.2 million in calendar year 2000 and $2.0 million in calendar year 2001. We lease an additional 10,417 square feet in an adjacent building in San Jose for our SILMA division. The lease expires in December 2003 and provides for lease payments of approximately $313,000 in calendar year 2000 and $224,000 in calendar year 2001. We lease a 12,000 square foot facility in Santa Barbara, California for our NanoMotion operations, which commenced on June 1, 2000. The lease expires in May 2005 and provides for lease payments of approximately $121,000 in calendar year

2000 and $215,000 in calendar year 2001. We lease a 17,000 square foot facility in Tucson, Arizona, which commenced in April 28, 2000. The lease expires in April 2005 and provides for lease payments of approximately $93,000 in calendar year 2000 and $137,000 in calendar year 2001. We lease a 5,000 square foot facility in City of Industry, California at which our software development group is based. The lease expires in September 2001 and provides for lease payments of approximately $119,000 in calendar year 2000 and $85,000 in calendar year 2001. We also lease a facility in Livermore, California consisting of 13,000 square feet that houses certain research and development activities and exercised our option to lease an additional 13,000 square feet adjacent to the current facility in August 1999. This lease expires in October 2003 and provides for lease payments of approximately $290,000 in calendar year 2000 and $306,000 in calendar year 2001. We also lease a 75,000 square foot facility in Livermore, California for certain research and development activities to be occupied in early 2001, with an option to lease an additional 145,000 square foot location. The lease expires in 2011 and provides for lease payments of $1.3 million in 2001 with a four percent annual increase thereafter. We also lease facilities for sales and customer training in Southbury, Connecticut; Southfield, Michigan; Charlotte, North Carolina; Cincinnati, Ohio; Dallas, Texas; Massy, France; Dortmund and Munich, Germany; Arezzo, Italy; Kobe, Japan (through our joint venture); Kenilworth, the United Kingdom; Seoul, South Korea; and Singapore.

LEGAL PROCEEDINGS

     From time to time, we are party to various legal proceedings or claims, either asserted or unasserted, which arise in the ordinary course of our business. Management has reviewed pending legal matters and believes that the resolution of these matters will not have a material adverse effect on our business, financial condition, or results of operations.

     Some end users of our products have notified us that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that their use of our machine vision products infringes certain patents issued to Mr. Lemelson. In addition, we have been notified that other end users of our AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from Mr. Lemelson which refer to Mr. Lemelson's patent portfolio and offer the end user a license to the particular patents. Some of these end users have notified us that they may seek indemnification from us for any damages or expenses resulting from this matter.

                                   MANAGEMENT

     The following table shows information regarding our executive officers and directors as of November 9, 2000:

NAME                                     AGE                 POSITION(S)
----                                     ---                 -----------
Brian R. Carlisle......................  49    Chairman of the Board of Directors and
                                                 Chief Executive Officer
Bruce E. Shimano.......................  51    Vice President, Research and
                                               Development, Secretary and Director
Marcy R. Alstott.......................  43    Vice President, Operations
Richard J. Casler, Jr. ................  48    Vice President, Engineering
Michael W. Overby......................  43    Vice President, Finance and Chief
                                               Financial Officer
Ronald E. F. Codd......................  45    Director
Michael P. Kelly.......................  52    Director
Cary R. Mock...........................  57    Director
John E. Pomeroy........................  59    Director

     Brian R. Carlisle has served as Adept's Chief Executive Officer and Chairman of the Board of Directors since he co-founded Adept in June 1983. From June 1980 to June 1983, he served as General Manager of the West Coast Division of Unimation, Inc., a manufacturer of industrial robots, where he was responsible for new product strategy and development for Unimation's electric robots, control systems, sensing systems and other robotics applications. Mr. Carlisle received B.S. and M.S. degrees in Mechanical Engineering from Stanford University. Mr. Carlisle was President of the U.S. Robotic Industries Association for 3 years, is currently a member of the Board of Directors for the National Coalition for Manufacturing Sciences, served as General Chair in May 2000 for the IEEE International Conference on Robotics and Automation, and is on the Board of the National Coalition for Advanced Manufacturing.

     Bruce E. Shimano has served as our Vice President, Research and Development, Secretary and a director since he co-founded Adept in June 1983. Prior to that time, he was Director of Software Development at Unimation. Mr. Shimano received B.S., M.S. and Ph.D. degrees in Mechanical Engineering from Stanford University.

     Marcy R. Alstott joined Adept in March 1998 as Vice President of Operations. From August 1995 to March 1998, Ms. Alstott served as Program Director responsible for switching product development at 3Com Corporation, a networking company. Ms. Alstott has a B.S. in Mechanical Engineering from Purdue University, an M.S. in Mechanical Engineering from Stanford University and an M.B.A. from the University of Santa Clara.

     Richard J. Casler, Jr. has served as our Vice President of Engineering since March 1993 and from October 1992 to March 1993 served as our Director of Robot Interface Development. In October 1986, Mr. Casler co-founded Genesis Automation, Inc., a developer of robots and automation for the service industry, and served as its president until October 1992. Mr. Casler received B.S. and M.S. degrees in Mechanical Engineering from the Massachusetts Institute of Technology.

     Michael W. Overby has served as Adept's Vice President of Finance and Chief Financial Officer since March 2000. From December 1999 to March 2000, Mr. Overby held the position of Corporate Controller at Adept. Prior to joining Adept, Mr. Overby was the financial executive for DG Systems, a leading provider of digital distribution services to the broadcast advertising industry. From 1996 to 1998 he was Corporate Controller and Director of Information Systems at Inprise Corporation, formerly Borland, a public software company. Mr. Overby holds a B.S. in Business Administration from California Polytechnic State University.

     Ronald E. F. Codd has served as a director of Adept since February 1998. Since January 1999, Mr. Codd has served as the Chief Executive Officer and President of Momentum Business Applications, Inc. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary of PeopleSoft, Inc. Mr. Codd is also a director of Interwoven, Inc., a leading provider of software products for web content management for large enterprises, and of Intraware, Inc., a leading provider of web-based IT management solutions. Mr. Codd received a B.S. in Accounting from the University of California, Berkeley and an M.M. from the J.L. Kellogg Graduate School of Management at Northwestern University.

     Michael P. Kelly has served as a director of Adept since April 1997. Since 1985, Mr. Kelly has served as a managing director of Broadview International, LLC, a corporate finance advisory firm. Mr. Kelly received a B.A. degree in Accounting from Western Illinois University and an M.B.A. from St. Louis University. Mr. Kelly is also a Certified Public Accountant.

     Cary R. Mock has served as a director of Adept since December 1990. Since January 1996, Mr. Mock has served as a financial advisor specializing in acquisitions and related corporate development activities. From January 1996 to the present, Mr. Mock has served as President of C.R. Mock & Associates. From October 1983 to December 1995, Mr. Mock served as Director of Acquisitions and Divestitures for Westinghouse Electric Corporation, having served in other positions since joining Westinghouse in 1964. Mr. Mock received a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the State University of New York at Buffalo.

     John E. Pomeroy has served as a director of Adept since August 1994. Since May 1987, Mr. Pomeroy has served as President and Chief Executive Officer of Dover Technologies, a subsidiary of Dover Corporation and a manufacturer of production equipment for printed circuit board assembly. Mr. Pomeroy was also a director of Dover Corporation from May 1998 to April 2000 and HADCO Corporation, a supplier of electronic interconnect products and services, from August 1996 to July 2000. Mr. Pomeroy received a B.S. in Electrical Engineering from Purdue University.

BOARD OF DIRECTORS AND COMMITTEES

     Our board of directors currently consists of six members and has an audit committee and a compensation committee.

     The audit committee, which currently consists of Messrs. Codd, Kelly and Mock, is responsible for overseeing actions taken by our independent auditors and reviewing our internal financial procedures and controls.

     The compensation committee, which consists of Messrs. Mock and Pomeroy, is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     There are no interlocking relationships, as described by the SEC, between the compensation committee members.

DIRECTOR COMPENSATION

     No director currently receives any cash compensation for attendance at board or committee meetings, except that directors are reimbursed for travel and lodging expenses incurred in attending these meetings. Our 1995 Director Option Plan provides that options will be granted to non-employee directors under an automatic nondiscretionary grant mechanism. Upon joining our board of directors, each new non-employee director is granted an option automatically for 15,000 shares. Each non-employee director is granted an option to purchase 3,000 shares of common stock annually for so long as the individual remains a member of our board. Messrs. Codd, Kelly, Mock and Pomeroy each received an annual grant of an option to purchase 3,000 shares of our common stock on February 3, 2000 at an exercise price of $9.938 per share.

All the options were granted at the fair market value of our common stock on the date of grant. The initial grants to non-employee directors vest at a rate of 25% on the first anniversary date of grant and at a rate of 1/48 of the shares per month thereafter, and the annual grants become exercisable at a rate of 1/48 of the shares subject to the options on the monthly anniversary of the date of grant. Directors are also eligible to participate in our 1993 Stock Plan.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information regarding the compensation of our chief executive officer and our other four most highly compensated executive officers or former executive officers of ours for services rendered in all capacities to us for the fiscal year ended June 30, 2000, referred to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         ------------
                                                                          NUMBER OF
                                               ANNUAL COMPENSATION(1)     SECURITIES
                                     FISCAL    ----------------------     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR      SALARY      BONUS(2)       OPTIONS       COMPENSATIONS
---------------------------          ------    ---------    ---------    ------------    -------------
Brian R. Carlisle..................   2000     $312,440      $    --        25,000          $14,314(5)
  Chairman of the Board and Chief     1999      275,267           --        25,000           12,580(6)
  Executive Officer                   1998      262,117       31,000        25,000           12,377(7)

Charles S. Duncheon................   2000      205,379       36,410            --           11,366(5)
  Former Senior Vice President,       1999      191,049       61,448       120,000(4)        11,787(6)
  Marketing and Sales                 1998      186,439       59,437        20,000           12,468(7)

Bruce E. Shimano...................   2000      210,527           --        20,000           12,247(5)
  Vice President, Research and        1999      183,033       20,000        10,899(6)
  Development, Secretary and
     Director                         1998      178,555       13,000        20,000           11,488(7)

Richard J. Casler..................   2000      179,479           --        10,000           11,119(5)
  Vice President, Standard Platform   1999      161,894           --        35,000(4)        10,541(6)
  Engineering                         1998      159,744       18,053        10,000           10,245(7)

Marcy R. Alstott(3)................   2000      165,610           --        15,000           69,886(5)
  Vice President, Operations          1999      148,023           --        50,000(4)        80,631(6)
                                      1998       40,385       25,000        40,000           35,991(7)

---------------
(1) Other than salary, bonus and all other compensation described in this table, we did not pay the persons named in the Summary Compensation Table any compensation, including incidental personal benefits that in the aggregate constituted an excess of 10% of the executive officer's salary.

(2) Bonus compensation for fiscal 1998 consisted in part of bonuses earned in fiscal 1998 but paid in fiscal 1999 of $31,000 for Mr. Carlisle, $13,000 for Mr. Shimano and $18,053 for Mr. Casler. Bonus compensation for Mr. Duncheon consists of (i) $36,410 in commission income earned in fiscal 2000 and to be paid in fiscal 2001, (ii) $27,456 in commission income earned in fiscal 1999 and paid in fiscal 2000, (iii) $33,992 in commission income earned and paid in fiscal 1999 and (iv) $59,437 in commission income earned in fiscal 1998 and paid in fiscal 1999.

(3) Ms. Alstott joined us in March 1998.

(4) Option grant figure includes options to purchase an aggregate of 20,000, 10,000 and 30,000 shares of common stock granted to Mr. Duncheon, Mr. Casler and Ms. Alstott in connection with our option repricing program in exchange for equivalent options that had a higher exercise price that were cancelled.

(5) Other compensation for fiscal 2000 consists of (i) group term life excess premiums of $616 for Mr. Carlisle, $399 for Mr. Duncheon, $419 for Mr. Shimano, $349 for Mr. Casler and $323 for Ms. Alstott; (ii) automobile allowance of $10,736 for Mr. Carlisle, $8,736 for Mr. Duncheon, $8,736 for Mr. Shimano, $9,782 for Mr. Casler and $8,736 for Ms. Alstott; (iii) supplemental life insurance premiums of $1,962 for Mr. Carlisle, $1,231 for Mr. Duncheon, $2,092 for Mr. Shimano, $998 for Mr. Casler and $564 for Ms. Alstott; (iv) our matching contributions of $1,000 under our 401(k) Plan for each of Messrs. Carlisle, Duncheon and Shimano and for Ms. Alstott; and (v) loan forgiveness of $59,263 for Ms. Alstott per the terms of her April 1998 promissory note to us.

(6) Other compensation for fiscal 1999 consists of (i) group term life excess premiums of $534 for Mr. Carlisle, $366 for Mr. Duncheon, $351 for Mr. Shimano, $313 for Mr. Casler and $292 for Ms. Alstott; (ii) automobile allowance of $9,784 for Mr. Carlisle, $9,768 for Mr. Duncheon, $8,736 for Mr. Shimano, $9,268 for Mr. Casler and $9,055 for Ms. Alstott; (iii) supplemental life insurance premiums of $1,762 for Mr. Carlisle, $1,153 for Mr. Duncheon, $1,302 for Mr. Shimano, $960 for Mr. Casler and $538 for Ms. Alstott; (iv) our matching contributions of $500 under our 401(k) Plan for each of Messrs. Carlisle, Duncheon, Shimano and for Ms. Alstott; and (v) loan forgiveness of $70,477 for Ms. Alstott per the terms of her April 1998 promissory note to us.

(7) Other compensation for fiscal 1998 consisted of (i) group term life excess premiums of $1,008 for Mr. Carlisle, $1,116 for Mr. Duncheon, $686 for Mr. Shimano, $601 for Mr. Casler and $118 for Ms. Alstott; (ii) automobile allowances for $8,736 for Mr. Carlisle, $9,638 for Mr. Duncheon, $8,736 for Mr. Shimano, $8,736 for Mr. Casler and $2,352 for Ms. Alstott; (iii) supplemental life insurance premiums of $1,633 for Mr. Carlisle, $714 for Mr. Duncheon, $1,066 for Mr. Shimano, $909 for Mr. Casler and $192 for Ms. Alstott; (iv) our matching contributions of $1,000 under our 401(k) Plan for each of Messrs. Carlisle, Duncheon and Shimano and $269 for Ms. Alstott; and
    (v) relocation assistance of $33,060 for Ms. Alstott.

                       OPTION GRANTS IN FISCAL YEAR 2000

     The following table sets forth certain information regarding the grant of stock options to the Named Executive Officers during the fiscal year ended June 30, 2000.

                                                  INDIVIDUAL GRANTS
                          ------------------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                                 PERCENTAGE OF                                 AT ASSUMED ANNUAL RATES OF
                                                 TOTAL OPTIONS                                  STOCK PRICE APPRECIATION
                          NUMBER OF SECURITIES    GRANTED TO                                       FOR OPTION TERM(1)
                               UNDERLYING        EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   --------------------------
NAME                       OPTION GRANTED(2)      FISCAL YEAR     PER SHARE(3)       DATE          5%             10%
----                      --------------------   -------------   --------------   ----------   ----------      ----------
Brian R. Carlisle.......         25,000               3.0%           $7.00         08/13/09     $110,065        $278,905
Charles S. Duncheon.....             --                --               --               --           --              --
Bruce E. Shimano........         20,000               2.4%            7.00         08/13/09       88,045         223,124
Richard J. Casler,
  Jr. ..................         10,000               1.2%            7.00         08/13/09       44,023         111,562
Marcy R. Alstott........         15,000               1.8%            7.00         08/13/09       66,034         167,343

---------------
(1) Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements of the SEC and do not reflect our estimates of future stock price growth.

(2) Each of the options becomes exercisable as to 1/48th of the option shares each month with full vesting occurring on the fourth anniversary of the date of grant.

(3) Options were granted at an exercise price equal to the fair market value of our common stock on the date of grant. Exercise price may be paid in cash, promissory note, by delivery of already-owned shares subject to certain conditions, or by a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to us, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain information regarding the exercise of options in the last fiscal year by the Named Executive Officers and the value of options held by these individuals as of June 30, 2000.

                                                         NUMBER OF SHARES UNDERLYING      VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                               SHARES                         AT JUNE 30, 2000             AT JUNE 30, 2000(1)
                             ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                          EXERCISE     REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   -----------   -----------   -------------   -----------   -------------
Charles S. Duncheon........     1,250        $ 2,000       88,462         81,538       $3,596,518     $3,383,482
Richard J. Casler, Jr......     6,250         62,109       24,998         30,002        1,010,075      1,220,550
Marcy R. Alstott...........     5,000         48,281       15,416         44,584          701,971      1,825,529

---------------
(1) Market value of our common stock at June 30, 2000 minus the exercise price.

(2) Market value of our common stock at the exercise date minus the exercise price.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     We currently have no employment contracts with any of the Named Executive Officers and no compensatory plan or arrangement with the executive officers that are activated upon resignation, termination or retirement of any executive officer upon a change in control of Adept.

COMPENSATION PLANS

  1993 Stock Plan

     In April 1993, our board adopted the 1993 Stock Plan, or 1993 plan, which was approved by our shareholders in June 1993. The 1993 plan provides for grants of incentive stock options to our employees, including officers and employee directors, and nonstatutory stock options to our employees, including officers and employee directors, and consultants retained by us. The terms of options granted under the 1993 plan generally may not exceed ten years. The term of all incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of our stock or a parent or subsidiary of ours, or a 10% shareholder, may not exceed five years, however. Generally, options granted under the 1993 plan vest and become exercisable starting one year after the date of grant, with 25% of the shares subject to the option becoming exercisable at that time and an additional 1/48th of the shares subject to the option becoming exercisable each month thereafter. The exercise price of incentive stock options granted under the 1993 plan must be equal to at least the fair market value of the shares on the date of grant. The exercise price of nonstatutory stock options granted under the 1993 plan is determined by our board. The exercise price of any incentive stock option granted to a 10% shareholder must equal at least 110% of the fair market value on the grant date. The consideration for exercising any incentive stock option or any nonstatutory stock option is determined by our board and may consist of cash, check, promissory note, delivery of already-owned shares of our common stock subject to certain conditions, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to us the amount of sale or loan proceeds required to pay the exercise price, a reduction in the amount of any of our liability to an optionee, or any combination of the foregoing methods of payment or other consideration or method of payment to the extent permitted under applicable law. To the extent incentive stock options granted to a participant, when aggregated with all other incentive stock options granted to the participant, have an aggregate fair market value in excess of $100,000 first becoming exercisable in any calendar year, the options would be treated as nonstatutory stock options.

     No option may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by the optionee. An optionee whose relationship with us ceases for any reason, other than death or permanent and total disability, may exercise options in the 30-day period following cessation, unless these options terminate or expire sooner by their terms, or in a longer period as is determined by the board of directors. In the event of a merger of us with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity. If options are not assumed or substituted, our board has discretion either to permit each optionee to exercise options as to all of the shares subject to the option agreement, including shares as to which the options would not otherwise be exercisable, or to cause the options to terminate as of the date of closing of the merger with respect to any unvested shares.

     The 1993 plan was amended by our board in August 2000 and approved by our shareholders in November 2000 to increase the number of shares authorized for issuance under the 1993 plan to 4,462,500.

     As of October 19, 2000, 1,900,604 shares subject to options were outstanding and 492,167 shares remained available for issuance under the 1993 plan.

  1995 Director Option Plan

     In October 1995, our board adopted and our shareholders approved the 1995 Director Option Plan, or director plan. The option grants under the director plan are automatic and nondiscretionary, and the exercise price of the options is the fair market value of our common stock on the date of grant. Upon hiring, each director is granted an option to purchase 15,000 shares of our common stock which vest and become exercisable starting one year after the date of the grant, with 25% of the shares subject to the option becoming exercisable at that time and 1/48 of the shares subject to the option becoming exercisable each month thereafter. Additionally, after a minimum of six months of service on our board, each director is granted a separate annual option to purchase 3,000 shares of our common stock which vest and become exercisable as to 1/48 of these shares each month after the date of the grant.

     A total of 150,000 shares of common stock has been reserved for issuance under the director plan. As of October 19, 2000, 91,000 options were granted and no options were exercised under the director plan. The options may be exercised at the time or times determined by our board.

     In August 1998, we offered all employees holding options the opportunity to exchange their outstanding options for options with exercise prices equal to the then fair market value of the company's common stock. Under the August 1998 offer, options to purchase 367,827 shares with exercise prices exceeding $7.00 per share were exchanged for similar options exercisable at $7.00 per share. The vesting schedule of all exchanged options was delayed by 12 months and the expiration date of the exchanged options will be August 2008.

  1998 Employee Stock Purchase Plan

     The 1998 Employee Stock Purchase allows eligible employees, through payroll deductions, to purchase shares of our common stock at 85% of fair market value of our common stock on either the first day of the offering period or the last day of the purchase period, whichever is lower. The plan has overlapping 12-month offering periods that begin every six months, starting on the first trading day on or after May 1 and November 1 of each year. Each 12-month offering period is divided into two six-month purchase periods. Effective May 1, 2000, the plan will have overlapping 24-month offering periods that include four six-month purchase periods. As amended by our board in August 2000 and approved by our shareholders in November 2000, the plan includes a provision for an annual automatic increase in the number of shares reserved for issuance by the lesser of

     - 600,000,

     - 3% of common stock outstanding on the last day of the prior fiscal year, or

     - a lesser amount as may be determined by our board.

     As of October 19, 2000, 300,164 shares of our common stock were issued under the 1998 Employee Stock Purchase plan and 862,016 shares remain unissued under the plan.

  401(k) Plan

     We participate in a tax-qualified employee savings and retirement plan which covers all of our full-time employees who are at least 21 years of age. Pursuant to the 401(k) plan, our employees may elect to reduce their current compensation by up to the lower of 15% or the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits additional discretionary matching contributions by us on behalf of all participants in the 401(k) plan in such a percentage amount as may be determined annually by our board. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by our employees or by us to the 401(k) plan, and so that our contributions, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

                              CERTAIN TRANSACTIONS

     Universal Instruments, a subsidiary of Dover Technologies, bought approximately $320,000 worth of linear modules and controls from us in fiscal 2000. Mr. Pomeroy, one of our directors, is the president and chief executive officer of Dover Technologies.

     On April 27, 1998, we loaned Marcy Alstott the sum of $300,000 under a promissory note due and payable within 180 days if Ms. Alstott terminates her employment with us before March 23, 2002. The interest rate on the note was initially set at 5.64% per annum and thereafter each May 1 and November 1 at the applicable federal short-term rate. Except under specified conditions, we will forgive the loan at a rate of 10% per year. As of June 30, 2000, the balance on Ms. Alstott's loan was $240,000.

     On May 7, 1999, the Company loaned Bruce Shimano, Vice President, Research and Development, Secretary and Director, the sum of $165,000 pursuant to an unsecured promissory note. Mr. Shimano paid off the note in its entirety on August 16, 1999. The note was due and payable on May 7, 2004. The interest rate on the note was set at the then-applicable Federal short-term rate on each successive May 7. Interest payments were payable on an annual basis beginning on May 7, 2000.

     On May 7, 1999, the Company loaned Brian Carlisle, Chairman of the Board and Chief Executive Officer, the sum of $165,000 pursuant to an unsecured promissory note. Mr. Carlisle paid off the note in its entirety on August 16, 1999. The note was due and payable on May 7, 2004. The interest rate on the note was set at the applicable Federal short-term rate on May 7, 1999, with the rate to adjust to the then-applicable Federal short-term rate on each successive May
7. Interest payments were payable on an annual basis beginning on May 7, 2000.

     All future transactions, including loans, between us and our officers, directors, principal shareholders and our affiliates will be approved by the compensation committee of the board of directors, which consists of independent and disinterested outside directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of October 19, 2000, and as adjusted to reflect the sale of the shares in this offering, held by:

     - each person known to us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of our directors;

     - each of the executive officers or former executive officers named in the Summary Compensation Table below;

     - all of our directors and executive officers as a group; and

     - all other selling shareholders.

     The following table assumes that the underwriters do not exercise their option to purchase additional shares in the offering. Beneficial ownership is determined according to the rules of the SEC and includes voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days after October 19, 2000 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the principal address of each of the following persons is c/o Adept Technology, Inc., 150 Rose Orchard Way, San Jose, CA 95134.

                                               SHARES OF                               SHARES OF
                                             COMMON STOCK                            COMMON STOCK
                                          BENEFICIALLY OWNED        NUMBER        BENEFICIALLY OWNED
                                           PRIOR TO OFFERING       OF SHARES      AFTER THE OFFERING
FIVE PERCENT SHAREHOLDERS,              -----------------------      BEING      -----------------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS   NUMBER      PERCENT(1)     OFFERED      NUMBER      PERCENT(1)
--------------------------------------  ---------    ----------    ---------    ---------    ----------
Kopp Investment Advisors Inc.(2).....   2,654,670       24.5%           --      2,654,670       20.7%
  7701 France Avenue South, Suite 500
  Edina, Minnesota 55435
Brian R. Carlisle(3).................     402,368        3.7        25,000        377,368        2.9
Bruce E. Shimano(4)..................     353,466        3.3        22,000        331,466        2.6
John E. Pomeroy(5)...................      27,000          *            --         27,000          *
Cary R. Mock(6)......................      22,000          *            --         22,000          *
Michael P. Kelly(7)..................      17,562          *            --         17,562          *
Ronald E. F. Codd(8).................       9,625          *            --          9,625          *
Charles S. Duncheon(9)...............     150,902        1.4        29,000        121,902          *
Richard J. Casler, Jr.(10)...........      41,497          *        10,000         31,497          *
Marcy R. Alstott(11).................      28,749          *         2,500         26,249          *
All directors and executive officers
  as a group (10 persons)(12)........   1,062,335        9.8        88,500        973,835        7.6

OTHER SELLING SHAREHOLDERS(13)

Daryush Agahi(14)....................       9,019          *         1,800          7,219          *
Andrew B. Gause(15)..................       8,553          *         4,275          4,278          *
  3409 Buck Race
  Austin, Texas 78748
Adrian C. Goding(16).................      60,000          *         5,000         55,000          *
Sue C. Lim(17).......................      39,147          *         5,000         34,147          *
James J. Repko(18)...................      55,168          *        30,180         24,988          *

---------------
  *  Less than 1%

 (1) Applicable percentage ownership is based on 10,851,540 shares of common stock outstanding as of October 19, 2000 together with applicable options for the shareholder currently exercisable or exercisable within 60 days after October 19, 2000.

 (2) Reflects ownership as reported on Amendment No. 8 to Schedule 13D dated September 26, 2000 filed with the Commission by Kopp Investment Advisors, Inc., or KIA. As set forth in KIA's filing, represents shares beneficially owned by (i) KIA, a registered investment advisor, (ii) Kopp Holding Company, (iii) Kopp Emerging Growth Fund, a registered investment company, and (iv) LeRoy C. Kopp individually and through his ownership of a controlling interest in KIA and his control over Kopp Holdings and Kopp Funds. KIA beneficially owns 2,329,670 shares of Adept's common stock, has sole voting power over 1,005,000 shares, sole dispositive power over 780,000 shares and shared dispositive power over 1,549,670 shares. Kopp Holding Company beneficially owns 2,329,670 shares of Adept's common stock. Kopp Emerging Growth Fund beneficially owns 640,000 shares of Adept's common stock. Mr. Kopp has beneficial ownership of 2,654,670 shares of Adept's common stock and sole voting and dispositive power over 325,000 shares of Adept's common stock.

 (3) Includes 120,832 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Mr. Carlisle is Chairman of the Board and Chief Executive Officer of Adept.

 (4) Includes 86,664 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000 and 25,200 shares held by Mr. Shimano as custodian for his children under the California Uniform Transfers to Minors Act, 2,000 shares of which are being offered for sale in this offering. Mr. Shimano is Vice President, Research and Development, Secretary and a director of Adept.

 (5) Includes 22,000 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Mr. Pomeroy is a director of Adept.

 (6) Includes 22,000 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Mr. Mock is a director of Adept.

 (7) Includes 17,562 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Mr. Kelly is a director of Adept.

 (8) Includes 4,625 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Mr. Codd is a director of Adept.

 (9) Includes 22,210 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000 and 1,000 shares held by Mr. Duncheon's spouse. Mr. Duncheon served as Senior Vice President, Marketing and Sales of Adept until May 19, 2000 and is currently being retained by Adept as a part-time consultant.

(10) Includes 31,247 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Mr. Casler is currently employed by Adept in the position of Vice President, Engineering.

(11) Includes 23,749 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. All of the shares being offered by Ms. Alstott are shares to be acquired by Ms. Alstott upon the exercise of options. Ms. Alstott is currently employed by Adept in the position of Vice President, Operations.

(12) Includes 360,055 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000.

(13) Unless otherwise noted, no selling shareholder holds any position or office or has a material relationship with us or any of our affiliates, and no selling shareholder has had a relationship of this nature with us within the past three years, other than as a result of the ownership of our common stock.

(14) Mr. Agahi is currently employed by Adept in the position of Senior Electrical Engineer and is a former shareholder of NanoMotion.

(15) Mr. Gause is a former shareholder of BYE/OASIS.

(16) Mr. Goding is currently employed by Adept in the position of Product Marketing Manager and is a former shareholder of NanoMotion.

(17) Includes 10,165 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. Ms. Lim is currently employed by Adept in the position of Director of Human Resources.

(18) Includes 32,159 shares of common stock which may be acquired upon exercise of options which are presently exercisable or will become exercisable within 60 days of October 19, 2000. All of the shares being offered by Mr. Repko are shares to be acquired by Mr. Repko upon the exercise of options. Mr. Repko is currently employed by Adept in the position of Vice President, International.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the offering, there will be 12,851,540 shares of Adept's common stock, no par value, issued and outstanding. We are authorized to issue 30,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. Our board of directors approved in August 2000, and our shareholders approved in November 2000, an amendment to Adept's Restated Articles of Incorporation to increase the number of shares of capital stock that we are authorized to issue from 30,000,000 to 75,000,000. The amendment increases from 25,000,000 to 70,000,000 the number of shares of common stock we are authorized to issue and does not affect the number of shares of preferred stock we are authorized to issue.

     The following is a summary of the material terms of our capital stock. You should refer to our Restated Articles of Incorporation and Bylaws and the agreements described below for more detailed information.

COMMON STOCK

     As of October 19, 2000, 10,851,540 shares of our common stock were issued and outstanding. Each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote of the shareholders. If a quorum is present, the affirmative vote of a majority of the shares represented and voting at a duly held meeting will be the act of the shareholders, unless the vote of a greater number or a vote by classes is required by the California Corporations Code. At a shareholders' meeting at which directors are to be elected, a shareholder will be entitled to cumulate votes if the candidates' names have been placed in nomination prior to the commencement of the voting and the shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. Subject to preferences that may be applicable to the holders of any outstanding preferred stock, if any, each holder of our common stock is entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Adept, the holders of our common stock are entitled to share ratably in all assets of Adept which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

     We have reserved approximately 1,405,183 shares of common stock for issuance in connection with our stock plans and employee stock purchase plan and a number of shares of common stock, equal in value to approximately $1.1 million, which may be issued upon fulfillment of certain conditions of the HexaVision sellers in connection with the HexaVision acquisition.

PREFERRED STOCK

     There are no shares of our preferred stock issued and outstanding. We may issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and, within the limitations or restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series, to increase or decrease, not below the number of shares of any series then outstanding, the number of shares of any series subsequent to the issuance of shares of that series, to determine the designation and par value of any series of preferred stock and to fix the number of shares of any series. Our board may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. In addition, the issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of Adept. We have no current plans to issue any shares of our preferred stock.

REGISTRATION RIGHTS

     We have granted to the former shareholders of NanoMotion and the former shareholders of HexaVision registration rights relating to our common stock. In connection with our acquisition of NanoMotion, we agreed to register under the Securities Act of 1933, within 130 days after the effective date of the acquisition, or October 8, 2000, 125,000 shares of our common stock issued to the former shareholders of NanoMotion. All but three of the former Nanomotion shareholders have either included their shares in this offering in satisfaction of Adept's registration obligations or waived these obligations. In connection with our acquisition of HexaVision, we agreed to register under the Securities Act, within 60 days of the one year anniversary of the July 21, 2000 closing date of the acquisition, or September 19, 2001, the shares of our common stock that may be issued to the former shareholders of HexaVision. However, we may defer registration for a period of up to 180 days after July 21, 2000 in the event we are not eligible to use Form S-3 under the Securities Act to register these shares at that time. The number of shares will be valued at $1.1 million and based upon the average trading price of our common stock as quoted on the Nasdaq National Market for the 30-day period ending on and including July 21, 2001.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock.

     Upon completion of this offering, we will have outstanding an aggregate of 12,851,540 shares of our common stock, based on shares of common stock outstanding as of October 19, 2000. Of these shares, all of the 2,134,755 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

     In connection with this offering, our executive officers and directors and the selling shareholders have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Lehman Brothers. Assuming Merrill Lynch and Lehman Brothers do not release shareholders from these agreements prior to the expiration of the lockup period, the following shares will be eligible for sale in the public market at the following times:

     - beginning 90 days following this offering, approximately 12,158,340 shares will be available for sale in the public market, some of which are securities held by our affiliates; and

     - the remaining 693,200 shares will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately 128,515 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

     The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

RULE 144(k)

     In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date the shares of common stock were acquired from us or from an affiliate of ours is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the contractual 90-day lockup restrictions with the underwriters or otherwise, those shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     In connection with our acquisition of HexaVision, we agreed to register under the Securities Act, within 60 days of the one year anniversary of the July 21, 2000 closing date of the acquisition, or September 19, 2001, the shares of our common stock that may be issued to the former shareholders of HexaVision. However, we may defer registration for a period of up to 180 days after July 21, 2000 in the event we are not eligible to use Form S-3 under the Securities Act to register these shares at that time. The number of shares will be valued at $1.1 million and based upon the average trading price of our common stock as quoted on the Nasdaq National Market for the 30-day period ending on and including July 21, 2001.

STOCK PLANS

     At October 19, 2000, options to purchase 1,991,604 shares of our common stock were outstanding under our stock option plans. We have filed registration statements under the Securities Act to register the 3,396,787 shares of common stock issued or reserved for issuance under our stock option plans and employee stock purchase plan. Shares of common stock issued under these plans will be freely tradable in the public market, subject to the Rule 144 limitations applicable to our affiliates, these agreements with the underwriters and vesting restrictions imposed by us.

                                  UNDERWRITING

     We and the selling shareholders intend to offer the shares through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp. are acting as representatives of the underwriters named below. Subject to the terms and conditions of the purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below.

                                                               NUMBER
                                                              OF SHARES
UNDERWRITER                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Lehman Brothers Inc.........................................
CIBC World Markets Corp.....................................

                                                              ---------
             Total..........................................  2,134,755
                                                              =========

     The underwriters have agreed to purchase all of the shares being sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us and the selling shareholders that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $          per share. The underwriters may allow,
and the dealers may reallow, a discount not in excess of $          per share to
other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Adept and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options to purchase additional shares.

                                                             PER SHARE   WITHOUT OPTION   WITH OPTION
                                                             ---------   --------------   -----------
Public offering price......................................      $             $               $
Underwriting discount......................................      $             $               $
Proceeds, before expenses, to Adept........................      $             $               $
Proceeds, before expenses, to the selling shareholders.....      $             $               $

     The expenses of the offering, not including the underwriting discount, are estimated at $900,000 and are payable by Adept.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 320,213 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to the conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We and the selling shareholders and our executive officers and directors, have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Lehman Brothers. Specifically, we and these other individuals have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. However, this lockup provision does not apply to up to 1,200,000 shares of common stock that we may issue as direct consideration for one or more acquisitions or business combinations, provided that any person or entity to whom those shares are issued agrees to be bound by the lockup provision during the remainder of the 90 day period after the date of this prospectus.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of these purchases.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock.

In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

                            VALIDITY OF COMMON STOCK

     Certain legal matters with respect to the legality of the issuance of the shares of common stock offered in this offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. The validity of the shares of common stock offered in this offering will be passed upon for the underwriters by Sullivan & Cromwell, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of HexaVision Technologies Inc. at January 31, 2000 and 1999 and for the two years in the period ended January 31, 2000 as set forth in their report. We have included the financial statements of HexaVision Technologies Inc. in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

     We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement or any other document we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                             ADEPT TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF ADEPT TECHNOLOGY, INC.
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Balance Sheets at June 30, 2000, June 30, 1999
  and September 30, 2000 (unaudited)........................   F-3
Consolidated Statements of Operations for each of the three
  years in the period ended
  June 30, 2000 and the three months ended September 30,
  2000 (unaudited) and
  October 2, 1999 (unaudited)...............................   F-4
Consolidated Statements of Cash Flows for each of the three
  years in the period ended
  June 30, 2000 and three months ended September 30, 2000
  (unaudited) and October 2, 1999 (unaudited)...............   F-5
Consolidated Statement of Shareholders' Equity for each of
  the three years in the period ended June 30, 2000 and the
  three months ended September 30, 2000 (unaudited).........   F-6
Notes to Consolidated Financial Statements..................   F-7

CONSOLIDATED FINANCIAL STATEMENTS OF HEXAVISION TECHNOLOGIES
  INC.
Report of Ernst & Young LLP, Independent Auditors...........  F-27
Consolidated Balance Sheets.................................  F-28
Consolidated Statements of Loss and Deficit.................  F-29
Consolidated Statements of Cash Flows.......................  F-30
Notes to Consolidated Financial Statements..................  F-31

ADEPT TECHNOLOGY, INC. UNAUDITED PRO FORMA COMBINED
  CONDENSED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Condensed Financial
  Statements................................................  F-40
Unaudited Pro Forma Combined Condensed Statements of
  Operations................................................  F-41
Unaudited Pro Forma Combined Condensed Balance Sheet........  F-42
Notes to Unaudited Pro Forma Combined Condensed Financial
  Statements................................................  F-43

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareholders and Board of Directors
Adept Technology, Inc.

     We have audited the accompanying consolidated balance sheets of Adept Technology, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adept Technology, Inc. at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

San Jose, California
August 2, 2000

                             ADEPT TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                             JUNE 30,    JUNE 30,    SEPTEMBER 30,
                                                               1999        2000          2000
                                                             --------    --------    -------------
                                                                                      (UNAUDITED)
                                                                        (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents................................  $11,816     $13,487        $ 5,721
  Short-term investments...................................   15,200       6,950          2,854
  Accounts receivable, less allowance for doubtful accounts
     of $637 in 2000, $716 in 1999, and $593 at September
     30, 2000..............................................   19,707      25,527         22,721
  Inventories..............................................   11,781      15,153         17,818
  Deferred tax and other current assets....................    5,601       7,049          6,919
                                                             -------     -------        -------
          Total current assets.............................   64,105      68,166         56,033
  Property and equipment at cost...........................   24,822      25,675         28,716
  Less accumulated depreciation and amortization...........   18,940      20,092         21,227
                                                             -------     -------        -------
  Property and equipment, net..............................    5,882       5,583          7,489
  Goodwill and other intangibles, net......................       --      16,963         21,604
  Other assets.............................................    1,690       2,811          5,499
                                                             -------     -------        -------
          Total assets.....................................  $71,677     $93,523        $90,625
                                                             =======     =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $ 6,838     $10,841        $ 8,805
  Accrued payroll and related expenses.....................    3,336       4,727          4,177
  Accrued warranty.........................................    1,408       1,915          1,938
  Deferred revenue.........................................    1,274       1,511          2,004
  Taxes payable and other accrued liabilities..............    3,635       2,579          1,422
                                                             -------     -------        -------
          Total current liabilities........................  $16,491     $21,573        $18,346
Long-term liabilities:
  Deferred income tax......................................       --       1,222          1,403
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value:
     5,000 shares authorized, none issued and
       outstanding.........................................       --          --             --
  Common stock, no par value:
     25,000 shares authorized, 9,459 shares issued and
       outstanding in 1999, 10,677 shares in 2000, and
       10,809 at September 30, 2000........................   50,215      67,184         68,047
  Retained earnings........................................    4,971       3,544          2,829
                                                             -------     -------        -------
          Total shareholders' equity.......................   55,186      70,728         70,876
                                                             -------     -------        -------
          Total liabilities and shareholders' equity.......  $71,677     $93,523        $90,625
                                                             =======     =======        =======

                            See accompanying notes.

                             ADEPT TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               THREE MONTHS ENDED
                                              YEAR ENDED JUNE 30,        ------------------------------
                                         -----------------------------     OCTOBER 2,     SEPTEMBER 30,
                                           1998      1999       2000          1999            2000
                                         --------   -------   --------   --------------   -------------
                                                                          (UNAUDITED)      (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues                             $105,440   $87,374   $ 99,212      $20,634          $27,621
Cost of revenues                           60,841    47,902     56,173       12,747           14,783
                                         --------   -------   --------      -------          -------
Gross margin                               44,599    39,472     43,039        7,887           12,838
Operating expenses:
  Research, development and engineering    11,844    11,591     14,629        3,459            4,866
  Selling, general and administrative      26,890    24,676     29,503        7,257            7,836
  Merger-related charges                       --        --        988          988               --
  Restructuring and other nonrecurring
     charges                                2,756        --         --           --               --
  Amortization of goodwill and other
     intangibles                               --        --        685           --            1,425
                                         --------   -------   --------      -------          -------
Total operating expenses                   41,490    36,267     45,805       11,704           14,127
                                         --------   -------   --------      -------          -------
Operating (loss) income                     3,109     3,205     (2,766)      (3,817)          (1,289)
Interest income                               998       967      1,031          309              193
Interest and other expense                     27        41        285           --                4
                                         --------   -------   --------      -------          -------
(Loss) income before (benefit from)
  provision for income taxes                4,080     4,131     (2,020)      (3,508)          (1,100)
(Benefit from) provision for income
  taxes                                     1,819     1,620       (593)      (1,062)            (385)
                                         --------   -------   --------      -------          -------
Net (loss) income                        $  2,261   $ 2,511   $ (1,427)     $(2,446)         $  (715)
                                         ========   =======   ========      =======          =======
Net (loss) income per share:
  Basic                                  $   0.25   $  0.27   $  (0.15)     $ (0.26)         $ (0.07)
                                         ========   =======   ========      =======          =======
  Diluted                                $   0.23   $  0.26   $  (0.15)     $ (0.26)         $ (0.07)
                                         ========   =======   ========      =======          =======
Number of shares used in computing per
  share amounts:
  Basic                                     9,154     9,302      9,774        9,491           10,743
                                         ========   =======   ========      =======          =======
  Diluted                                   9,689     9,484      9,774        9,491           10,743
                                         ========   =======   ========      =======          =======

                            See accompanying notes.

                             ADEPT TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       THREE MONTHS ENDED
                                                      YEAR ENDED JUNE 30,         ----------------------------
                                                 ------------------------------    OCTOBER 2,    SEPTEMBER 30,
                                                   1998       1999       2000         1999           2000
                                                 --------   --------   --------   ------------   -------------
                                                                                  (UNAUDITED)     (UNAUDITED)
                                                                        (IN THOUSANDS)
Operating activities
  Net (loss) income............................  $  2,261   $  2,511   $ (1,427)    $ (2,446)      $   (715)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Depreciation...............................     2,832      3,154      3,140          784            746
    Amortization...............................       277         79        843           25          1,486
    Deferred taxes.............................    (1,844)       300       (834)          --             --
    Gain on disposal of property and
      equipment................................      (278)       (37)       (50)          (2)            12
    Compensation expense related to employee
      stock purchase plan......................       675         --         --           --             --
    Write-off of certain assets relating to
      restructuring and nonrecurring charges...     1,062         --         --           --             --
    Tax benefit from stock plans...............       544        164        591           --             --
    Changes in operating assets and
      liabilities, net of effects of
      acquisitions:
      Accounts receivable......................    (2,692)     1,668     (5,581)       1,154          2,909
      Inventories..............................    (2,771)     3,307     (3,590)      (1,158)        (2,665)
      Other current assets.....................      (405)    (1,106)      (152)         615            495
      Other assets.............................      (172)      (404)    (1,279)        (251)          (655)
      Accounts payable.........................     1,421        762      3,695          620         (2,770)
      Accrued expenses.........................     1,360       (710)     2,071          145           (321)
      Accrued restructuring and nonrecurring
         charges...............................     1,019     (1,019)        --           --             --
      Taxes payable and other accrued
         liabilities...........................    (1,247)     1,048     (1,068)      (1,027)        (1,842)
                                                 --------   --------   --------     --------       --------
    Total adjustments..........................      (219)     7,206     (2,214)         905         (2,605)
                                                 --------   --------   --------     --------       --------
    Net cash (used in) provided by operating
      activities...............................     2,042      9,717     (3,641)      (1,541)        (3,320)
                                                 --------   --------   --------     --------       --------
Investing activities
  Business acquisitions........................        --         --     (3,250)          --         (7,050)
  Purchase of property and equipment...........    (3,100)    (2,469)    (2,406)        (356)        (2,355)
  Proceeds from the sale of property and
    equipment..................................       470        187        116            8             --
  Sales of long-term available-for-sale
    investments................................     1,000         --         --           --             --
  Purchases of short-term available-for-sale
    investments................................   (21,003)   (31,206)   (44,117)     (41,517)       (10,680)
  Sales of short-term available-for-sale
    investments................................    17,069     27,306     52,367       40,279         14,776
                                                 --------   --------   --------     --------       --------
  Net cash provided by (used in) investing
    activities.................................    (5,564)    (6,182)     2,710       (1,586)        (5,309)
                                                 --------   --------   --------     --------       --------
Financing activities
  Proceeds from employee stock incentive
    program and employee stock purchase plan,
    net of repurchase and cancellations........     1,995      2,306      2,602          298            863
  Revolving bank line of credit................      (109)      (470)        --           --             --
  Repurchase of common stock...................        --     (3,194)        --           --             --
                                                 --------   --------   --------     --------       --------
  Net cash provided by (used in) financing
    activities.................................     1,886     (1,358)     2,602          298            863
                                                 --------   --------   --------     --------       --------
Increase (decrease) in cash and cash
  equivalents..................................    (1,636)     2,177      1,671       (2,829)        (7,766)
Cash and cash equivalents, beginning of
  period.......................................    11,275      9,639     11,816       11,816         13,487
                                                 --------   --------   --------     --------       --------
Cash and cash equivalents, end of period.......  $  9,639   $ 11,816   $ 13,487     $  8,987       $  5,721
                                                 ========   ========   ========     ========       ========
Supplemental disclosure of noncash activities:
  Inventory capitalized into property and
    equipment including related tax............  $    863   $    561   $    228     $     65       $    228
  Addition to capital lease obligation.........  $     13   $     --   $     --     $     --       $     --
Cash paid during the period for:
  Interest.....................................  $     54   $     41   $     --     $     --       $     --
  Taxes paid (refunded)........................  $  3,894   $   (189)  $  1,373     $    227       $    256

                            See accompanying notes.

                             ADEPT TECHNOLOGY, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                      COMMON STOCK                       TOTAL
                                                    -----------------    RETAINED    SHAREHOLDERS'
                                                    SHARES    AMOUNT     EARNINGS       EQUITY
                                                    ------    -------    --------    -------------
Balance at June 30, 1997..........................   8,960    $46,951    $ 1,163        $48,114
  Common stock issued under employee stock
     incentive program and employee stock purchase
     plan.........................................     458      1,995         --          1,995
  Table benefit from stock plans..................      --        544         --            544
  Compensation charge.............................      --        675         --            675
  Acquisition of RoboElektronik GmbH..............      25        114       (304)          (190)
  Net income......................................      --         --      2,261          2,261
                                                    ------    -------    -------        -------
Balance at June 30, 1998..........................   9,443     50,279      3,120         53,399
  Common stock issued under employee stock
     incentive program and employee stock purchase
     plan.........................................     466      2,306         --          2,306
  Repurchase of shares............................    (450)    (2,534)      (660)        (3,194)
  Tax benefit from stock plans....................      --        164         --            164
  Net income......................................      --         --      2,511          2,511
                                                    ------    -------    -------        -------
Balance at June 30, 1999..........................   9,459     50,215      4,971         55,186
  Common stock issued under employee stock
     incentive program and employee stock purchase
     plan.........................................     518      2,602         --          2,602
  Tax benefit from stock plans....................      --        591         --            591
  Common stock issued for acquisitions............     700     13,776         --         13,776
  Net loss........................................      --         --     (1,427)        (1,427)
                                                    ------    -------    -------        -------
Balance at June 30, 2000..........................  10,677     67,184      3,544         70,728
  Common stock issued under employee stock
     incentive program and employee stock purchase
     plan (unaudited).............................     132        863         --            863
  Net loss (unaudited)............................      --         --       (715)          (715)
                                                    ------    -------    -------        -------
Balance at September 30, 2000 (unaudited).........  10,809    $68,047    $ 2,829        $70,876
                                                    ======    =======    =======        =======

                            See accompanying notes.

                             ADEPT TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Adept Technology, Inc. ("Adept" or the "Company") was incorporated under the laws of the state of California on June 14, 1983. The Company designs, manufactures and sells factory automation components and systems for the fiber optic, wireless communications and semiconductor industries throughout the world.

  Interim Financial Information

     The interim financial information at September 30, 2000 and for the three months ended September 30, 2000 and October 2, 1999 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for the interim periods. The results of operations for the three months ended September 30, 2000 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2001 or for any future period.

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adept Technology GmbH (formerly known as RoboElektronik GmbH, "RoboElektronik"), acquired by the Company on February 13, 1998 (see Note 2), and SILMA Incorporated ("SILMA"), acquired by the Company on June 28, 1995. All material intercompany accounts and transactions have been eliminated.

     As more fully described in Note 2, the Company merged with BYE/OASIS in July 1999 in a pooling of interests transaction. The Company's consolidated financial statements for prior periods have been restated to include the financial position, results of operations and cash flows of BYE/OASIS. On April 28, 2000 and on May 31, 2000, respectively, the Company completed the acquisitions of Pensar-Tucson, Inc. and NanoMotion Incorporated. Both acquisitions were accounted for under the purchase method of accounting. The financial results of these two companies are included in the financial results of Adept subsequent to the acquisition date.

     The notes to the Company's consolidated financial statements are for the three year period ended June 30, 2000. Unless otherwise indicated, references to any year in these Notes to Consolidated Financial Statements refer to the Company's fiscal year ended June 30.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency Translation

     The Company applies Financial Accounting Standards Board Statement No. 52 ("SFAS 52"), "Foreign Currency Translation," with respect to its international operations, which are sales and service entities. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

period, nonmonetary assets and liabilities are remeasured at historical exchange rates, and revenues and expenses are remeasured at average exchange rates in effect during the period. Translation losses resulting from the process of remeasuring foreign currency financial statements into U.S. dollars were $394,000 in 2000, $87,000 in 1999 and $376,000 in 1998. Transaction losses were
$17,000 in 2000 and $52,000 in 1999. Transaction gains were $6,000 in 1998.

  Cash, Cash Equivalents and Short-term Investments

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments in marketable securities consist principally of debt instruments with maturities between three and 12 months. Investments are classified as held-to-maturity, trading, or available-for-sale at the time of purchase.

     At June 30, 2000 and 1999, all of the Company's investments in marketable securities were classified as available-for-sale and were carried at fair market value, which approximated cost. Fair market value is based on quoted market prices on the last day of the year. The cost of the securities is based upon the specific identification method.

                                                                JUNE 30,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
                                                             (IN THOUSANDS)
Cash and cash equivalents
  Cash...................................................  $ 9,096    $ 2,209
  Money market funds.....................................    1,166      1,653
  Commercial paper.......................................       --      2,554
  Municipal notes and bonds..............................    3,225      5,400
                                                           -------    -------
Cash and cash equivalents................................  $13,487    $11,816
                                                           =======    =======
Short-term investments
  Auction rate securities................................  $ 3,500    $ 9,400
  Market auction preferred stock.........................    3,450      5,800
                                                           -------    -------
Short-term investments...................................  $ 6,950    $15,200
                                                           =======    =======

     Realized gains or losses, interest, and dividends are included in interest income. Realized and unrealized gains or losses from available-for-sale securities were not material in 2000, 1999 or 1998.

  Comprehensive Income

     For the three years in the period ended June 30, 2000, there were no significant differences between the Company's comprehensive (loss) income and its net (loss) income.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

  Loans to Employees

     Loans to employees are summarized as follows:

                                                                 JUNE 30,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Short-term loans to employees..............................  $  856    $  904
Long-term loans to employees...............................     617       342
                                                             ------    ------
                                                             $1,473    $1,246
                                                             ======    ======

     Short-term loans to employees are included in other current assets. Long-term loans to employees are included in other assets.

  Inventories

     Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market (estimated net realizable value). The components of inventories are as follows:

                                                     JUNE 30,
                                                 -----------------   SEPTEMBER 30,
                                                  2000      1999         2000
                                                 -------   -------   -------------
                                                                      (UNAUDITED)
Raw materials..................................  $ 6,097   $ 5,617      $ 6,972
Work-in-process................................    3,036     2,059        4,795
Finished goods.................................    6,020     4,105        6,051
                                                 -------   -------      -------
                                                 $15,153   $11,781      $17,818
                                                 =======   =======      =======

     Property and Equipment

     Property and equipment are recorded at cost.

     The components of property and equipment are summarized as follows:

                                                     JUNE 30,
                                                 -----------------   SEPTEMBER 30,
                                                  2000      1999         2000
                                                 -------   -------   -------------
                                                                      (UNAUDITED)
Cost:
  Machinery and equipment......................  $13,303   $13,558      $14,795
  Computer equipment...........................    8,975     8,153       10,300
  Office furniture and equipment...............    3,397     3,111        3,621
                                                 -------   -------      -------
                                                  25,675    24,822       28,716
Accumulated depreciation and amortization......   20,092    18,940       21,227
                                                 -------   -------      -------
Net property and equipment.....................  $ 5,583   $ 5,882      $ 7,489
                                                 =======   =======      =======

     Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

  Revenue Recognition

     The Company generally recognizes revenue on products at the time of shipment. For certain international sales where title and risk of loss are transferred at the customer's site, revenue is recognized upon receipt of product by the customer. A provision for the estimated cost to repair or replace products under warranty at the time of sale are recorded in the same period as the related revenues.

     The Company recognizes software revenue, primarily related to its simulation software products, in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2 ("SOP 97-2") on Software Revenue Recognition. License revenue is recognized on shipment of the product provided that no significant vendor or post-contract support obligations remain and that collection of the resulting receivable is deemed probable by management. Insignificant vendor and post-contract support obligations are accrued upon shipment. Service revenue includes training, consulting and customer support. Revenues from training and consulting are recognized at the time the service is performed.

     Deferred revenue primarily relates to software support contracts sold. The term of the software support contract is generally one year, and the Company recognizes the associated revenue on a pro rata basis over the life of the contract.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, auction rate securities and trade receivables. The Company places its cash equivalents and short-term investments with high credit-quality financial institutions. The Company invests its excess cash in commercial paper, readily marketable debt instruments and collateralized funds of U.S., state and municipal government entities. Adept has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.

     The Company manufactures and sells its products to system integrators, end users and OEMs in diversified industries. The Company performs ongoing credit evaluations of its customers and does not require collateral. However, the Company may require customers to make payments in advance of shipment or to provide a letter of credit. The Company provides reserves for potential credit losses, and such losses have been within management's expectations.

     Amounts charged to bad debt expense were $516,000, $389,000 and $346,000 in 2000, 1999 and 1998, respectively.

  Research, Development and Engineering Costs

     Research, development and engineering costs, other than purchased computer software, are charged to expense when incurred. The Company has received third party funding of $309,000 in 2000, $681,000 in 1999, and $629,000 in 1998. The
Company has offset research, development and engineering expenses by the third party funding as the Company retains the rights to any technology that is developed.

  Goodwill and Other Intangible Assets

     The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill and amortized over three to four years. Other intangible assets primarily represent developed technology and assembled workforce. Goodwill and other intangible assets totaled $16.9 million and $0 at June 30, 2000 and June 30, 1999, respectively, and is presented net of accumulated amortization of $0.7 million and $0 at June 30, 2000 and June 30, 1999. The recoverability of goodwill and other

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

intangible assets has been evaluated to determine whether current events or circumstances warrant adjustments to the carrying value. Management believes that no significant impairment of goodwill and other intangible assets was indicated.

  Software Development Costs

     The Company capitalizes software development costs incurred subsequent to the time the product reaches technical feasibility. All capitalized internally-developed software costs and purchased software costs are amortized to the cost of revenues on a straight-line basis based on the estimated useful lives of the products or the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. Capitalized internally-developed software and purchased software are stated at the lower of amortized cost or net realizable value.

     There are no unamortized software development and purchased software costs at June 30, 2000 or 1999. In 1998, $359,000 of purchased software costs were written off and included in the nonrecurring charges. Software amortization was $180,000 in 1998. There were no software amortization costs for 2000 and 1999. See "Restructuring and Other Nonrecurring Charges."

  Advertising Costs

     Advertising costs are expensed in the period incurred. Advertising costs were $224,000 in 2000, $143,000 in 1999, and $212,000 in 1998. The Company does not incur any direct response advertising costs.

  Income Taxes

     The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Stock-Based Compensation

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", which provides an alternative to APB Opinion No. 25 ("Opinion 25"), "Accounting for Stock Issued to Employees", in accounting for stock issued to employees. The Company has elected to account for stock-based compensation to employees in accordance with Opinion 25, providing only pro forma disclosure required by SFAS 123.

  Net Income (Loss) Per Share

     SFAS No. 128, "Earnings Per Share" ("EPS"), requires the presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then participates in the earnings of the Company. Dilutive common equivalent shares consist of stock options calculated using the treasury stock method.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

  Merger-Related Charges

     In July 1999, the Company incurred charges of $988,000 relating to the acquisition of BYE/OASIS and the closure of BYE/OASIS facilities in Texas. Included in this amount were merger-related expenses of $558,000, expenses relating to the closure of facilities in Texas of $195,000, and other expenses relating to the acquisition of $235,000.

  Restructuring and Other Nonrecurring Charges

     During 1998, the Company recorded restructuring charges of approximately $1.0 million and other nonrecurring charges of approximately $1.7 million. The restructuring charges of $1.0 million included $651,000 for relinquishing control of the Company's Japan branch, which resulted in the write-off of certain assets and excess facilities. The remaining $362,000 relates to severance for the termination of certain employees.

     The nonrecurring charges of approximately $1.7 million included $675,000 for compensation expenses related to the Company's employee 1998 stock purchase plan (see Note 5) and $383,000 related to the write-off of certain information system hardware and software which had become obsolete as a result of decisions related to the Company's information system implementation and upgrade made in the fourth quarter of 1998. Additionally $413,000 related to the write-off of the remaining balance of capitalized purchased software associated with the acquisition of SILMA. Due to technological changes in 1998 related to the SILMA operating platform, the Company determined that the net realizable value of the purchased software was impaired. The Company did not record any restructuring or other non-recurring charges for the quarter ended September 30, 2000.

     The following table summarizes the Company's restructuring and other nonrecurring charges and accrual activity for the years ended June 30, 2000, 1999 and 1998:

                                           SEVERANCE                 INTANGIBLE AND
                                              AND        JAPAN      FIXED ASSETS AND
                                           BENEFITS    OPERATIONS    OTHER CHARGES     TOTAL
                                           ---------   ----------   ----------------   ------
                                                             (IN THOUSANDS)
Restructuring charges in 1998............    $ 362       $ 651             $--         $1,013
Non-cash charges in 1998.................       --        (266)            --            (266)
                                             -----       -----             --          ------
Amounts included in accrued liabilities
  as of June 30, 1998....................      362         385             --             747
                                             =====       =====             ==          ======
Cash paid during 1999....................     (362)       (385)            --            (747)
                                             -----       -----             --          ------
Amounts included in accrued liabilities
  as of June 30, 1999 and June 30,
  2000...................................    $  --       $  --             $--         $   --
                                             =====       =====             ==          ======

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

     Nonrecurring Charges

                                                                 INTANGIBLE AND
                                                COMPENSATION    FIXED ASSETS AND
                                                  EXPENSE        OTHER CHARGES       TOTAL
                                                ------------    ----------------    -------
                                                              (IN THOUSANDS)
Nonrecurring charges in 1998..................     $ 675             $1,068         $ 1,743
Non-cash charges in 1998......................      (675)              (796)         (1,471)
                                                   -----             ------         -------
Accrued liabilities as of June 30, 1998.......        --                272             272
                                                   -----             ------         -------
Cash paid or non-cash charges during 1999.....        --               (272)           (272)
                                                   -----             ------         -------
Accrued liabilities as of June 30, 1999 and
  June 30, 2000...............................     $  --             $   --         $    --
                                                   =====             ======         =======

  New Accounting Pronouncements

     Staff Accounting Bulletin No. 101 -- Revenue Recognition

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" or SAB 101. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In recent actions, the SEC has further delayed the required implementation date which, for the Company, will be the fourth quarter of fiscal 2001, retroactive to the beginning of the fiscal year. The Company is in the process of assessing the impact of SAB 101 on its consolidated results of operations, financial position, and cash flows based upon the most current information.

     Statement of Financial Accounting Standards No. 133 -- Accounting for Derivative Instruments and Hedging Activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 137 and 138, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 as of the beginning of its fiscal year 2001. The Company's foreign currency exchange rate hedging activities have been insignificant to date and the adoption of SFAS No. 133 did not have a material impact on its financial position, results of operations or cash flows.

     Reclassification

     Certain amounts presented in the financial statements of prior years have been reclassified to conform to the current presentation for 2000.

2. MERGERS AND ACQUISITIONS

     During the three-year period ended June 30, 2000, Adept acquired four companies, as described below. Adept's acquisitions of NanoMotion and Pensar completed during 2000 have been accounted for as purchases, with the excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The Company's mergers with BYE/OASIS in 1999 and RoboElektronik in 1998 have been accounted for as a pooling of interests.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

  NanoMotion

     On May 31, 2000, the Company completed the acquisition of NanoMotion Incorporated, a California corporation. NanoMotion is a manufacturer of ultra-high precision positioning and alignment devices for nanometer-scale movement, positioning and alignment for the fiber optic, semiconductor and metrology, or precision machining, markets. In connection with the acquisition, the Company issued 600,000 shares of its common stock valued at $21 per share to the shareholders of NanoMotion which was the fair market value of Adept's common stock at May 31, 2000. The financial results of NanoMotion have been included in Adept's financial results since May 31, 2000.

  Pensar

     On April 28, 2000, the Company completed the acquisition of Pensar-Tucson, Inc., an Arizona corporation. Pensar is a design and engineering company which integrates factory automation systems. In connection with the acquisition, the Company issued 100,000 shares of its common stock valued at $11.75 per share to the shareholders of Pensar, which was the fair market value of Adept's common stock at April 28, 2000. In addition, the Company paid $3,000,000 in cash. The financial results of Pensar have been included in Adept's financial results since April 28, 2000.

     The purchase price of NanoMotion and Pensar was allocated, based on an independent valuation, to goodwill and other intangible assets. Goodwill represents the excess of the purchase price of the net tangible and intangible assets acquired over their estimated fair value. Other intangible assets primarily represent developed technology and assembled workforce.

     For the NanoMotion and Pensar acquisitions below is a table of the acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired, in thousands:

                                                                                     ANNUAL
                                                  ACQUISITION    AMORTIZATION     AMORTIZATION
                                                     COST            LIFE        OF INTANGIBLES
                                                  -----------    ------------    --------------
Common stock....................................    $13,776
Cash............................................      3,250
Transaction costs...............................         83
                                                    -------
     Total acquisition cost.....................    $17,109
                                                    =======
Purchase Price Allocation
  Net tangible assets...........................    $   230
  Developed and core technology.................      1,120         4 years          $  280
  Non-compete covenant..........................        380         4 years              95
  Assembled workforce...........................        480       3-4 years             131
  Goodwill......................................     15,658       3-4 years           4,474
  Deferred tax liability........................       (759)
                                                    -------                          ------
     Total......................................    $17,109                          $4,980
                                                    =======                          ======

  BYE/OASIS

     On July 14, 1999, the Company completed the acquisition of BYE/OASIS Engineering, Inc., a Texas corporation. BYE/OASIS is a leading manufacturer of environmental filtering and control systems and wafer cassette handling devices for the microelectronics industry. In connection with the acquisition, the

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

Company issued 720,008 shares of its common stock to the shareholders of BYE/OASIS. In addition, the Company assumed outstanding options to acquire BYE/OASIS shares, which were converted into options to acquire 185,361 shares of Adept's common stock. The acquisition was intended to constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986. The acquisition was accounted for using the pooling of interests method and accordingly all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of BYE/OASIS.

     Prior to the merger, BYE/OASIS's fiscal year ended on September 30. BYE/OASIS's prior period financial statements have been restated to conform to Adept's year-end.

     The following information presents certain income statement data of the separate companies for the periods preceding the merger:

                                                           1999        1998
                                                          -------    --------
Net sales
  Adept.................................................  $82,027    $ 98,394
  BYE/OASIS.............................................    5,347       7,046
                                                          -------    --------
     Total sales........................................  $87,374    $105,440
                                                          =======    ========
Net sales
  Adept.................................................  $ 2,622    $  2,551
  BYE/OASIS.............................................     (111)       (290)
                                                          -------    --------
     Total net income (loss)............................  $ 2,511    $  2,261
                                                          =======    ========

     Revenue generated for the period from July 1, 1999 through July 16, 1999 (date of acquisition) was not significant.

  RoboElektronik

     On February 13, 1998, the Company acquired RoboElektronik GmbH ("RoboElektronik") through the issuance of 24,252 shares of the Company's common stock, which were exchanged for all of the outstanding capital stock of RoboElektronik. The acquisition was accounted for as a pooling of interests. RoboElektronik GmbH was renamed Adept Technology, GmbH on June 26, 1998. The results of operations of RoboElektronik have been consolidated with Adept's financial statements since the acquisition.

3. DERIVATIVE FINANCIAL INSTRUMENTS

     From time to time, the Company may enter into forward foreign exchange contracts primarily to hedge against the short-term impact of foreign currency fluctuations of purchase commitments denominated in yen. The maturities of the forward exchange contracts are short-term in nature, generally 90 days. Because the impact of movements in currency exchange rates on forward foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized and unrealized gains and losses on instruments that hedge firm commitments are deferred and included in the measurement of the subsequent transaction; however, losses are deferred only to the extent of expected gains on the future commitment at June 30, 2000. The Company has deferred

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

recognition of transaction gains of $76,000, relating to foreign exchange contracts treated as accounting hedges. The Company expects to realize these transaction gains in the first quarter of 2001.

4. COMMITMENTS AND CONTINGENCIES

  Commitments

     The Company's lease on its major facility will expire in December 2003. Future minimum lease payments under non-cancelable operating leases are as follows:

                                                             LEASES
                                                         --------------
                                                         (IN THOUSANDS)
Fiscal Year
  2001.................................................     $ 3,386
  2002.................................................       3,387
  2003.................................................       3,283
  2004.................................................       1,809
  2005.................................................          85
  Later years..........................................          14
                                                            -------
Total minimum lease payments...........................     $11,964
                                                            =======

     Rent expense net of sublease income of $18,480, $312,000 and $0 was $3,019,000 in 2000, $2,507,000 in 1999 and $2,024,000 in 1998.

  Contingencies

     Some end users of the Company's products have notified the Company that they have received a claim of patent infringement from the Jerome H. Lemelson Foundation, alleging that their use of the Company's machine vision products infringes certain patents issued to Mr. Lemelson. In addition, the Company has been notified that other end users of the Company's AdeptVision VME line and the predecessor line of Multibus machine vision products have received letters from Mr. Lemelson which refer to Mr. Lemelson's patent portfolio and offer the end user a license to the particular patents. Certain end users have notified the Company that they may seek indemnification from the Company for damages or expenses resulting from this matter. The Company cannot predict the outcome of this or any similar litigation, which may arise in the future. However, the Company believes the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

     The Company has from time to time received communications from third parties asserting that the Company is infringing certain patents and other intellectual property rights of others, or seeking indemnification against alleged infringement. While it is not feasible to predict or determine the outcome of the actions brought against it, the Company believes the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

5. SHAREHOLDERS' EQUITY

  Preferred Stock

     The Board of Directors has the authority to issue, without further action by the shareholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock.

  Stock Option Plans

     The Company's 1983 Employee Stock Incentive Program (the "1983 Plan") was adopted by the Board of Directors in August 1983. The 1983 Plan provided for the grant of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. In general, options and common stock purchased pursuant to stock purchase rights granted under the 1983 Plan vest and become exercisable starting one year after the date of grant, with 25% of the shares subject to the option exercisable at that time and an additional 1/48th of the shares subject to the option becoming exercisable each month thereafter. Upon the voluntary or involuntary termination of employment (including as a result of death or disability) by a holder of unvested shares of the Company's common stock purchased pursuant to stock purchase rights granted under the 1983 Plan, the Company may exercise an option to repurchase such shares at their original issue price. The Board of Directors determines the exercise price which must be at least equal to the fair market value of shares on the date of grant. The 1983 Plan expired according to its terms in August 1993.

     The Company's 1993 Stock Plan (the "1993 Plan") was adopted by the Board of Directors in April 1993 and approved by the shareholders of the Company in June 1993. The 1993 Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors) and consultants of the Company. The terms of the 1993 Plan are similar to the 1983 Plan, and the terms of the options granted under the 1993 Plan generally may not exceed ten years. The Board of Directors determines the exercise price of the options which must be at least equal to the fair market value of the common stock on the date of grant.

     On August 12, 1999, the Board of Directors authorized the issuance of 1,000,000 additional shares to the 1993 Plan which was approved by the shareholders in November 1999. In August 2000, the 1993 Plan was amended by the Board of Directors to increase the number of shares authorized for issuance under the 1993 Plan by an additional 1,000,000 shares.

     The Company's 1995 Director Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the shareholders of the Company in October 1995. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is at the fair market value of the Company's common stock on the date of grant. A total of 150,000 shares of common stock has been reserved for issuance under the Director Plan. During the year ended June 30, 2000 and 1999, 99,000 and 87,000 options, respectively, were granted and no options were exercised.

     The options may be exercised at the time or times determined by the Board of Directors.

     In August 1998, the Company offered all employees holding options the opportunity to exchange their outstanding options for options with exercise prices equal to the then fair market value of the company's common stock. Under the August 1998 offer, options to purchase 367,827 shares with exercise prices exceeding $7.00 per share were exchanged for similar options exercisable at $7.00 per share. The vesting schedule of all exchanged options was delayed by 12 months and the expiration date of the exchanged

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

options will be August 2008. The effect of the exchange has been included in the table in 1999 activity for options granted and canceled.

     The following table summarizes option activities under the Company's stock option plans:

                                                                     OPTIONS
                                                 -----------------------------------------------
                                                                                        WEIGHTED
                                                                                        AVERAGE
                                                 AVAILABLE   NO OF SHARES   AGGREGATE   EXERCISE
                                                 FOR GRANT   OUTSTANDING      PRICE      PRICE
                                                 ---------   ------------   ---------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at June 30, 1997.......................      443        1,096        $ 6,378     $ 5.82
  Additional shares authorized.................    1,000           --             --         --
  Granted......................................     (413)         413          4,908      11.87
  Canceled.....................................       47          (47)          (484)     10.27
  Shares Expired...............................       (1)          --             --         --
  Exercised....................................       --         (270)          (706)      2.61
                                                   -----        -----        -------
Balance at June 30, 1998.......................    1,076        1,192         10,096       8.47
  Granted......................................     (913)         913          5,757       6.31
  Canceled.....................................      451         (451)        (5,156)     11.43
  Exercised....................................       --         (250)        (1,199)      4.80
                                                   -----        -----        -------
Balance at June 30, 1999.......................      614        1,404          9,498       6.76
  Additional shares authorized.................    1,000           --             --         --
  Granted......................................     (845)         845          5,765       6.83
  Canceled.....................................      197         (197)        (1,268)      6.45
  Exercised....................................       --         (308)        (1,518)      4.92
                                                   -----        -----        -------
Balance at June 30, 2000.......................      966        1,744        $12,477     $ 7.15
                                                   =====        =====        =======

     The following table summarizes information concerning outstanding and exercisable options at June 30, 2000. Approximately 540,000 stock options were exercisable at June 30, 1999:

                         OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                 ------------------------------------   ----------------------
                                WEIGHTED
                                 AVERAGE     WEIGHTED                 WEIGHTED
                                REMAINING    AVERAGE                  AVERAGE
   RANGE OF        OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
EXERCISE PRICES  OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------  -----------   -----------   --------   -----------   --------
                                     (SHARES IN THOUSANDS)
$0.16 - $ 5.56        396         8.48        $ 4.01        122        $2.66
$5.56 - $ 6.50        441         7.18        $ 6.20        288        $6.34
$6.63 - $ 6.63        104         8.15        $ 6.63         46        $6.63
$7.00 - $ 7.00        368         8.30        $ 7.00        133        $7.00
$7.03 - $24.00        435         8.65        $11.24        128        $9.98
                    -----         ----        ------        ---        -----
$0.16 - $24.00      1,744         8.14        $ 7.15        717        $6.50
                    =====         ====        ======        ===        =====

  Employee Stock Purchase Plan

     The 1998 Employee Stock Purchase Plan (the "1998 ESPP") has overlapping 12-month offering periods that begin every six months, starting on the first trading day on or after May 1 and November 1 of

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

each year. Each 12-month offering period is divided into two six-month purchase periods. The plan allows eligible employees, through payroll deductions, to purchase shares of the Company's common stock at 85% of fair market value on either the first day of the offering period or the last day of the purchase period, whichever is lower. The plan includes a provision for an annual automatic increase in the number of shares reserved for issuance by the lesser of (i) 300,000, (ii) 3% of common stock outstanding on the last day of the prior fiscal year, or (iii) a lesser amount as may be determined by the Board of Directors.

     In May 2000, the Board approved an amendment to the 1998 ESPP for 24-month offering periods including four six-month purchase periods, effective May 1, 2001 and approved an amendment to the 1998 ESPP to provide for an annual automatic increase in the number of shares reserved for issuance by the lesser of (i) 600,000, (ii) 3% of common stock outstanding on the last day of the prior fiscal year, or (iii) a lesser amount as may be determined by the Board of Directors.

     As of June 30, 2000, 300,000 shares of the Company's common stock were issued under the 1998 ESPP and 562,000 shares remain unissued under the 1998 ESPP.

  Repurchase of Company's Stock

     In August 1998, the Board of Directors authorized the Company to repurchase up to 450,000 shares of the Company's common stock on the open market or in privately negotiated transactions at prices not to exceed $8.50 per share and a total purchase price not to exceed $3,825,000. During 1999, the Company repurchased 450,000 shares at an average purchase price of $7.10 per share. There were no repurchases of the Company's stock during 2000.

  Stock Based Compensation

     At June 30, 2000, the Company had three stock-based compensation plans as described above. The Company applies APB Opinion No. 25 and related interpretations in accounting for its compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its ESPP. If compensation cost for the Company's stock-based compensation plans had been determined consistent with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

                                                           JUNE 30,
                                                  ---------------------------
                                                   2000       1999      1998
                                                  -------    ------    ------
Net (loss) income
  As reported...................................  $(1,427)   $2,511    $2,261
  Pro forma.....................................  $(5,532)   $  190    $  289
Basic net (loss) income per share
  As reported...................................  $  (.15)   $  .27    $  .25
  Pro forma.....................................  $  (.57)   $  .02    $  .03
Diluted net (loss) income per share
  As reported...................................  $  (.15)   $  .26    $  .23
  Pro forma.....................................  $  (.57)   $  .02    $  .03

     Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants during the years ended June 30, 2000, 1999 and 1998: risk-free interest rates of 6.04% for 2000, 4.84% for 1999, and 5.77% for 1998; a dividend yield of 0% for all three years; a weighted-average expected life of
3.1 years for 2000, 3.5 years for 1999 and 3.4 years for 1998; and a volatility factor of the expected market price of the Company's common stock of 1.02 for 2000, .99 for 1999 and .65 for 1998. The weighted average grant date fair value of options was $6.65 for options granted in 2000, $3.83 in 1999 and $5.86 in 1998.

     Compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for rights granted in 2000, 1999 and 1998: a dividend yield of 0% for all three years; expected life of 6 months for all three years; expected volatility of
1.02 for 2000, .99 for 1999 and .65 for 1998; and a risk-free interest rate of 5.81% for 2000, 4.78% for 1999 and 5.59% for 1998. The weighted average fair market value of the purchase rights granted was $3.35 for rights granted in 2000, $3.11 for 1999 and $2.90 for 1998.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

6. EMPLOYEE SAVINGS AND INVESTMENT PLAN

     In May 1988, the Company adopted a 401(k) savings and investment plan in which employees are eligible to participate. During 1999, the Company's matching contributions were suspended for part of the year to reduce costs. The Company's matching contributions were $274,000 in 2000, $125,000 in 1999 and $252,000 in 1998.

7. INCOME TAXES

     The (benefit from) provision for income taxes consists of the following:

                                                      YEAR ENDED JUNE 30,
                                                   --------------------------
                                                   2000      1999      1998
                                                   -----    ------    -------
                                                         (IN THOUSANDS)
Current:
  Federal........................................  $ 161    $  285    $ 2,970
  State..........................................    (86)      184        363
  Foreign........................................    166       851        330
Total current....................................    241     1,320      3,663
Deferred:
  Federal........................................   (515)      389     (1,580)
  State..........................................   (319)      (89)      (264)
Total deferred...................................   (834)      300     (1,844)
                                                   -----    ------    -------
(Benefit from) provision for income taxes........  $(593)   $1,620    $ 1,819
                                                   =====    ======    =======

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

     The difference between the (benefit from) provision for income taxes and the amount computed by applying the federal statutory income tax rate to (loss) income before (benefit from) provision for income taxes is explained below:

                                                       YEAR ENDED JUNE 30,
                                                    -------------------------
                                                    2000      1999      1998
                                                    -----    ------    ------
                                                         (IN THOUSANDS)
Tax at federal statutory rate.....................  $(687)   $1,404    $1,387
State taxes, net of federal benefit...............    (33)       63        33
Foreign taxes.....................................    441       562       218
Tax credits.......................................   (791)     (350)     (180)
Merger and acquisition related expenses...........    255        --        --
Non-deductible meals, entertainment and exchange
  losses..........................................    125        81       185
Other.............................................     97      (140)      176
                                                    -----    ------    ------
(Benefit from) provision for income taxes.........  $(593)   $1,620    $1,819
                                                    =====    ======    ======

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                JUNE 30,
                                                            -----------------
                                                             2000       1999
                                                            -------    ------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards........................  $   367    $  459
  Tax credit carryforwards................................    1,626       553
  Inventory valuation accounts............................    1,238     1,146
  Warranty reserves.......................................      734       785
  Other accruals and reserves not currently deductible for
     tax purposes.........................................    2,880     2,239
  Other...................................................      237       202
                                                            -------    ------
  Total deferred tax assets...............................    7,082     5,384
  Valuation allowance.....................................     (888)     (836)
                                                            -------    ------
  Net deferred tax assets.................................    6,194     4,548
                                                            -------    ------
Deferred tax liabilities:
  Purchased intangibles...................................     (759)       --
  Foreign earnings........................................     (463)     (410)
                                                            -------    ------
  Net deferred tax liabilities............................   (1,222)     (410)
                                                            -------    ------
Total net deferred tax assets.............................  $ 4,972    $4,138
                                                            =======    ======

     The change in the valuation allowance was a net increase of approximately $52,000 for 2000 and a net decrease of approximately $91,000 for 1999.

     At June 30, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.0 million which will begin to expire in 2001 if unused. The Company also had credit carryforwards of approximately $1.6 million which will begin to expire in 2000 if unused. Utilization of the

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

net operating loss carryforwards and a portion of the tax credit carryforwards is limited to approximately $300,000 per year.

     For financial reporting purposes, a valuation allowance of $888,000 has been established primarily to offset the deferred tax assets related to certain tax credits and net operating loss carryforwards.

     Pretax income (losses) from foreign operations was approximately $267,000 in 2000, $1.5 million in 1999, and ($605,000) in 1998.

8. NET INCOME (LOSS) PER SHARE

     Net (loss) income per share is calculated as follows:

                                                                            THREE MONTHS ENDED
                                             YEAR ENDED JUNE 30,        ---------------------------
                                         ---------------------------    SEPTEMBER 30,    OCTOBER 2,
                                          2000       1999      1998         2000            1999
                                         -------    ------    ------    -------------    ----------
                                                                                (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net (loss) income....................    $(1,427)   $2,511    $2,261       $  (715)       $(2,446)
                                         =======    ======    ======       =======        =======
Basic:
  Weighted-average shares
     outstanding.....................      9,774     9,302     9,154        10,743          9,491
                                         =======    ======    ======       =======        =======
  Net (loss) income per share........    $ (0.15)   $ 0.27    $ 0.25       $ (0.07)       $ (0.26)
                                         =======    ======    ======       =======        =======
Diluted:
  Weighted-average shares
     outstanding.....................      9,774     9,302     9,154        10,743          9,491
  Effect of dilutive securities --
     Employee stock options..........         --       182       535            --             --
                                         -------    ------    ------       -------        -------
  Weighted-average shares
     outstanding --
     Assumed conversion..............      9,774     9,484     9,689        10,743          9,491
                                         =======    ======    ======       =======        =======
  Net (loss) income per share........    $ (0.15)   $ 0.26    $ 0.23       $ (0.07)       $ (0.26)
                                         =======    ======    ======       =======        =======

     Stock options to purchase 160,480 and 463,054 shares of common stock were outstanding during the years ended June 30, 1999 and 1998, respectively, but were not included in the calculations of diluted EPS because the option's exercise price was greater than the average market price of the Company's common stock during those years. If the Company had reported net income for the year ended June 30, 2000, the calculation of diluted net income per share would have included approximately 1,658,000 additional common equivalent shares relating to outstanding employee stock options not included above (determined using the treasury stock method).

9. SEGMENT INFORMATION

     The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," in 1999. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers. The Company has three reportable business segments, the Assembly and Material Handling ("AMH") operations segment, the Semiconductor operations segment and the SILMA Software operations segment. The AMH operations segment provides intelligent automation software and hardware products for assembly, material handling and packaging applications.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

     The Semiconductor operations segment provides semiconductor contamination control products, such as, standard and customized products for contamination control (mini and micro environments), wafer integration and front-end wafer handling and transport solutions for semiconductor OEMs. In addition, the segment provides end users guidance and inspection vision products and robots to end users.

     The SILMA Software ("SILMA") operations segment provides 3-D graphical simulation tools for assembly process design, simulation and analysis.

     The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes.

     The Company evaluates performance and allocates resources based on segment revenues and segment operating income (loss). Segment operating income (loss) comprises income before unallocated research and development expenses, unallocated selling, general and administrative expenses, amortization of intangibles, interest income, interest and other expenses and income taxes.

     Management does not fully allocate research and development expenses and selling, general and administrative expenses when making capital spending decisions, expense funding decisions or assessing segment performance. There were no intersegment sales or transfers between segments.

     Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources among segments.

                                                                                 THREE MONTHS ENDED
                                                 YEAR ENDED JUNE 30,         --------------------------
                                            ------------------------------   SEPTEMBER 30,   OCTOBER 2,
                                              2000       1999       1998         2000           1999
                                            --------   --------   --------   -------------   ----------
                                                                  (IN THOUSANDS)    (UNAUDITED)
Revenue:
  Assembly and Material Handling
     operations...........................  $ 81,454   $ 74,858   $ 94,308      $22,480       $17,401
  Semiconductor operations................    12,438      5,347      7,046        3,749         2,319
  SILMA Software operations...............     5,320      7,169      4,086        1,392           914
                                            --------   --------   --------      -------       -------
     Total revenue........................  $ 99,212   $ 87,374   $105,440      $27,621       $20,634
                                            ========   ========   ========      =======       =======
Operating (loss) income:
  Assembly and Material Handling
     operations...........................  $ 19,378   $ 18,803   $ 24,962      $ 5,713       $ 2,914
  Semiconductor operations................     1,674       (207)      (145)         709           381
  SILMA Software operations...............      (548)     2,372       (501)        (148)         (527)
                                            --------   --------   --------      -------       -------
  Segment profit..........................    20,504     20,968     24,316        6,274         2,768
  Unallocated research, development and
     engineering and selling, general and
     administrative.......................   (23,270)   (17,763)   (21,207)      (7,563)       (6,585)
  Interest income.........................     1,031        967        998          193           309
  Interest expense........................      (285)       (41)       (27)          (4)           --
                                            --------   --------   --------      -------       -------
  (Loss) income before provision for
     (benefit from) income taxes..........  $ (2,020)  $  4,131   $  4,080      $(1,100)      $(3,508)
                                            ========   ========   ========      =======       =======

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

     Management also assesses the Company's performance, operations and assets by geographic areas, and therefore revenue and long-lived assets are summarized in the following table:

                                                    YEAR ENDED JUNE 30,
                                               ------------------------------
                                                2000       1999        1998
                                               -------    -------    --------
                                                       (IN THOUSANDS)
Revenue:
  United States..............................  $54,320    $46,119    $ 65,630
  Germany....................................   12,865     12,701      10,088
  France.....................................   12,665     10,991      11,834
  Other European countries...................   13,575     12,955      12,815
  All other countries........................    5,787      4,608       5,073
                                               -------    -------    --------
                                               $99,212    $87,374    $105,440
                                               =======    =======    ========
Long-lived assets:
  United States..............................  $24,888    $ 7,099    $  7,112
  All other countries........................      469        473         508
                                               -------    -------    --------
     Total long-lived assets.................  $25,357    $ 7,572    $  7,620
                                               =======    =======    ========
  Total long-lived assets....................  $25,357    $ 7,572    $  7,620
  Other assets including current.............   68,166     64,105      62,690
                                               -------    -------    --------
     Total consolidated assets...............  $93,523    $71,677    $ 70,310
                                               =======    =======    ========

     No single customer accounted for more than 10% of the Company's net revenue in 2000, 1999 and 1998.

10. SUBSEQUENT EVENT

  HexaVision Technologies Inc.

     On July 21, 2000, the Company acquired HexaVision Technologies Inc. ("HexaVision"), a Canadian corporation. HexaVision is a machine vision research and development company. Under the terms of the purchase agreement, Adept paid $5.5 million in cash, which includes transaction costs of $0.4 million. In addition, the Company will be issuing shares of its common stock with a value of $1.1 million and making two cash payments totaling approximately $1.6 million to the shareholders of HexaVision contingent upon the continued employment of more than 50% of selected HexaVision employees through July 2001. The Company deposited $1.6 million into an escrow account pending resolution of the contingencies. These contingent cash payments and share issuances will be accounted for as additional purchase price when the contingencies have been resolved. If the payments are made and the shares issued, these amounts will be allocated to goodwill. The acquisition of HexaVision has been accounted for under the purchase method of accounting.

     The purchase price of HexaVision was allocated, based on preliminary estimates of fair value, to goodwill and other intangible assets. Goodwill represents the excess of the purchase price of the net tangible and intangible assets acquired over their estimated fair value. Other intangible assets primarily represent developed technology and assembled workforce and non-compete covenants. The allocation of the purchase price is subject to change based upon the completion of an independent valuation of the assets and liabilities of HexaVision as well as the determination of the final transaction costs.

                             ADEPT TECHNOLOGY, INC.

         (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE THREE MONTHS
           ENDED SEPTEMBER 30, 2000 AND OCTOBER 2, 1999 IS UNAUDITED)

     For the HexaVision acquisition, below is a table of the preliminary acquisition cost, preliminary purchase price allocation and annual amortization of the intangible assets acquired:

                                                                                              ANNUAL
                                                                          AMORTIZATION     AMORTIZATION
                                                      ACQUISITION COST        LIFE        OF INTANGIBLES
                                                      ----------------    ------------    --------------
                                                                        (IN THOUSANDS)
Cash................................................       $5,100
Transaction costs...................................          352
                                                           ------
     Total acquisition cost.........................       $5,452
                                                           ======
Purchase Price Allocation
  Net liabilities assumed...........................       $ (205)
  Developed and core technology.....................          140          30 months          $   56
  Non-compete covenant..............................          130          30 months              52
  Assembled workforce...............................          254          30 months             102
  Goodwill..........................................        5,133          30 months           2,053
                                                           ------                             ------
     Total..........................................       $5,452                             $2,263
                                                           ======                             ======

     The following pro forma data was prepared to illustrate the estimated effect of the acquisition of HexaVision as if the acquisition of HexaVision had occurred as of the beginning of the year ended June 30, 2000:

                                                         (IN THOUSANDS)
Net revenues...........................................     $99,331
Net loss...............................................      (5,502)
Net loss per share:
  Basic................................................     $ (0.56)
  Diluted..............................................     $ (0.56)

     The pro forma results of operation have been prepared for comparison purposes only and do not necessarily indicate what results would have been if the acquisition of HexaVision occurred at the beginning of the year ended June 30, 2000.

                       CONSOLIDATED FINANCIAL STATEMENTS

                          HEXAVISION TECHNOLOGIES INC.

                                JANUARY 31, 2000

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Directors of
HEXAVISION TECHNOLOGIES INC.:

     We have audited the consolidated balance sheets of HEXAVISION TECHNOLOGIES INC. as at January 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the two year period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2000 in accordance with accounting principles generally accepted in Canada.

                                          /s/ Ernst & Young LLP
                                          Chartered Accountants

Quebec City, Canada,
March 24, 2000 [except for note 14
which is as at October 20, 2000].

                          HEXAVISION TECHNOLOGIES INC.
           [INCORPORATED UNDER THE CANADA BUSINESS CORPORATIONS ACT]

                          CONSOLIDATED BALANCE SHEETS

                                                                 AS AT JANUARY 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                                  $            $
                                                               [IN CANADIAN DOLLARS]
ASSETS
Current Assets:
Cash........................................................       8,011        9,574
Accounts receivable [note 4]................................     127,018      308,761
Investment tax credits receivable...........................     337,000      553,000
Inventories.................................................       6,424       49,592
Prepaid expenses............................................      16,169       55,997
                                                              ----------   ----------
Total current assets........................................     494,622      976,924
Capital assets [note 3].....................................     500,525      607,798
Deferred financing charges..................................      87,277       42,682
                                                              ----------   ----------
                                                               1,082,424    1,627,404
                                                              ==========   ==========
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities:
Bank loan [note 4]..........................................      14,000      357,850
Accounts payable and accrued liabilities....................     306,683      604,523
Deferred revenue............................................      54,062       50,000
Current portion of other long-term debt.....................      68,604       68,604
                                                              ----------   ----------
Total current liabilities...................................     443,349    1,080,977
Convertible debentures [note 5].............................   3,450,000    1,050,000
Other long-term debt [note 6]...............................     647,510      600,123
Accrued redemption premium on convertible debentures [note
  5]........................................................     929,527      367,414
                                                              ----------   ----------
                                                               5,470,386    3,098,514
                                                              ----------   ----------
SHAREHOLDERS' DEFICIENCY
Capital stock [note 7]......................................   1,471,000    1,471,000
Deficit.....................................................  (5,858,962)  (2,942,110)
                                                              ----------   ----------
                                                              (4,387,962)  (1,471,110)
                                                              ----------   ----------
                                                               1,082,424    1,627,404
                                                              ==========   ==========

Commitments [note 13]
See accompanying notes

                          HEXAVISION TECHNOLOGIES INC.

                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                              YEARS ENDED JANUARY 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                                                  $             $
                                                               [IN CANADIAN DOLLARS]
Revenues....................................................     67,872       389,366
Cost of revenues............................................     30,118       296,811
                                                              ---------     ---------
Gross margin................................................     37,754        92,555
                                                              ---------     ---------
Research and development expenses...........................    959,884     1,134,933
Government assistance.......................................         --      (217,108)
Investment tax credits......................................   (418,915)     (651,260)
                                                              ---------     ---------
                                                                540,969       266,565
Selling, general and administrative.........................  1,502,574       981,126
Amortization of capital assets..............................    270,847       206,765
                                                              ---------     ---------
                                                              2,314,390     1,454,456
                                                              ---------     ---------
Operating loss..............................................  2,276,636     1,361,901
Finance charges.............................................    658,108       285,577
Interest and other income...................................    (17,892)      (21,047)
                                                              ---------     ---------
Net loss for the year.......................................  2,916,852     1,626,431
Deficit, beginning for the year.............................  2,942,110     1,315,679
                                                              ---------     ---------
Deficit, end of year........................................  5,858,962     2,942,110
                                                              =========     =========

                             See accompanying notes

                          HEXAVISION TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED JANUARY 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                                                  $             $
                                                               [IN CANADIAN DOLLARS]
Operating Activities
Net loss....................................................  (2,916,852)   (1,626,431)
Adjustments for
  Accrued redemption premium on convertible debentures......     562,113       236,236
  Amortization of capital assets............................     270,847       206,765
  Amortization of deferred financing charges................      30,583        12,805
  Gain on disposal of fixed assets..........................      (4,596)           --
                                                              ----------    ----------
                                                              (2,057,905)   (1,170,625)
Net change in non-cash working capital items [note 8].......     186,961       137,739
                                                              ----------    ----------
Cash flows from operating activities........................  (1,870,944)   (1,032,886)
                                                              ----------    ----------
Investing Activities
Additions to capital assets.................................    (163,978)     (376,565)
Proceeds from disposal of capital assets....................       5,000            --
                                                              ----------    ----------
Cash flows used in investing activities.....................    (158,978)     (376,565)
                                                              ----------    ----------
Financing Activities
Net increase (decrease) in bank loan........................    (343,850)      357,850
Increase in long-term debt..................................     115,991        89,584
Repayment of long-term debt.................................     (68,604)      (52,596)
Issuance of convertible debentures..........................   2,400,000            --
Increase in deferred financing charges......................     (75,178)           --
                                                              ----------    ----------
Cash flows from financing activities........................   2,028,359       394,838
                                                              ----------    ----------
Net decrease in cash........................................      (1,563)   (1,014,613)
Cash, beginning of year.....................................       9,574     1,024,187
                                                              ----------    ----------
Cash, end of year...........................................       8,011         9,574
                                                              ==========    ==========
Additional Information
Interest paid...............................................      57,282        26,117
                                                              ----------    ----------

                             See accompanying notes

                          HEXAVISION TECHNOLOGIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000
                             [IN CANADIAN DOLLARS]

1. INCORPORATION AND NATURE OF BUSINESS

     The Company was incorporated under the Canada Business Corporations Act on January 24, 1995 and specializes in the research, development and marketing of artificial vision systems.

     The Company intends to continue its research and development activities and the marketing of its product in 2000. The Company's activities are subject to all the inherent risks in establishing and maintaining a research and development company; in particular, the successful completion of its research and development activities, the marketing of its products and the securing of the necessary financing.

2. SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and using the Canadian dollar as the functional currency. A reconciliation to United States generally accepted accounting principles is disclosed in note 15.

  Consolidated Statement of Cash Flows

     As at February 1, 1999, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the presentation of cash flow information.

     According to the new recommendations, non-cash operations are excluded from the statement of cash flows and are disclosed elsewhere in the financial statements. Cash equivalents are limited to investments that can be easily converted to a known amount of cash whose value is not likely to change significantly and whose original maturity is no more than three months. Also, changes in short-term loans, with the exception of overdrafts that are an integral part of daily cash flow management, are recorded as financing activities.

  Principles of Consolidation

     The consolidated financial statements include the Company's accounts and those of its wholly owned United States subsidiary, HexaVision Inc. This foreign operation is classified as an integrated operation.

  Use of Estimates

     The preparation of financial statements requires that management use estimates and assumptions which have an impact on the amounts of the assets and liabilities recorded and on the presentation of contingent assets and liabilities at year-end as well as on the revenues and expenses recorded during the period covered. Actual results could differ from those estimates and assumptions.

  Inventories

     Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

                          HEXAVISION TECHNOLOGIES INC.

  Capital Assets

     Capital assets are recorded at cost and amortized on a straight-line basis according to the following estimated useful lives:

Furniture and office equipment........................     5 years
Computer equipment....................................     3 years
Software..............................................     3 years
Equipment and tooling.................................     5 years
Telephone system......................................     5 years
Leasehold improvements................................  Term of lease
Patents and trademarks................................    10 years

  Government Assistance

     The acquisition of capital assets is recorded at cost net of the related government assistance.

     Period expenses are recorded net of the related government assistance.

  Deferred Financing Charges

     Professional fees and charges incurred with respect to the securing of financing are recorded as deferred charges and depreciated over the duration of the financial instruments issued.

  Stock Option Plan

     The Company has a stock option plan, which is described in note 7. No compensation expense is recognised when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock options cancelled is charged to deficit.

  Foreign Currency Translation

     The integrated foreign operation and foreign currency accounts were translated into Canadian dollars using the temporal method. Under this method, monetary items on the balance sheet are translated at the exchange rates in effect at year-end, while non-monetary items are translated at their original exchange rates. Revenues and expenses [other than depreciation which is translated at the rates that apply to corresponding capital assets] are translated at exchange rates prevailing on the transaction date or at average rates for the year. Gains or losses resulting from the translation are included in the statement of loss, with the exception of those that result from the translation of the long-term debt, which are deferred and amortized until the maturity of the debt using the straight-line method.

  Income Taxes

     The Company follows the deferral method of tax allocation. Deferred income taxes result from timing differences between the recognition of income tax and financial statement purposes.

  Financial Instruments

     The Company has elected not to comply, as permitted, with certain requirements of section 3860 "Financial Instruments, presentation and disclosure" of the Canadian Institute of Chartered Accountants Handbook.

                          HEXAVISION TECHNOLOGIES INC.

3. CAPITAL ASSETS

                                                        2000                         1999
                                              -------------------------    -------------------------
                                                           ACCUMULATED                  ACCUMULATED
                                                COST       DEPRECIATION      COST       DEPRECIATION
                                              ---------    ------------    ---------    ------------
                                                  $             %              $             $
Furniture and office equipment..............    160,201       71,112         160,201       38,086
Computer equipment..........................    446,102      318,052         374,548      191,328
Software....................................    213,522      155,307         193,793       96,774
Equipment and tooling.......................    261,617       92,849         212,582       46,307
Telephone system............................     34,398       16,310          33,710        9,032
Leasehold improvements......................     20,700        5,150          20,700        1,700
Patents and trademarks......................     61,352       10,887          47,345        5,452
                                              ---------      -------       ---------      -------
                                              1,197,892      669,667       1,042,879      388,679
Deduct
  Government assistance.....................     87,661       59,961          82,073       35,671
                                              ---------      -------       ---------      -------
                                              1,110,231      609,706         960,806      353,008
Accumulated amortization....................    609,706                      353,008
                                              ---------                    ---------
                                                500,525                      607,798
                                              =========                    =========

4. BANK LOAN

     The Company has an operating credit facility for a maximum amount of $25,000, which bears interest at prime rate plus 1%. A movable hypothec on all current and future accounts receivable collateralizes the bank loan.

     In 2000 and 1999, in accordance with an agreement with a government agency and a financial institution, the Company can obtain financing with respect to investment tax credits receivable. The maximum available financing is $350,000 [$580,000 in 1999], bearing interest at prime rate plus 1.25%.

5. CONVERTIBLE DEBENTURES

                                                                2000         1999
                                                              ---------    ---------
                                                                  $            $
Debenture, bearing no interest, convertible no later than
  the closing date of any public issue into a number of
  Class A shares equal to an additional 5.625% of the
  Company's issued and outstanding Class A capital stock.
  The debenture is redeemable at the holder's option
  starting June 13, 2002 for a price equal to the principal
  plus the greater of 5.625% of the increase in market
  value, between June 13, 1997 and the effective redemption
  date, of all the Company's issued and outstanding Class A
  shares and a redemption premium generating an annual
  compound return of 20% per year on the principal..........    450,000      450,000
Debenture, bearing no interest, convertible no later than
  the closing date of any public issue into a number of
  Class A shares equal to an additional 5% of the Company's
  issued and outstanding Class A capital stock. The
  debenture is redeemable at the holder's option starting
  June 13, 2002 for a price equal to the principal plus the
  greater of 5% of the increase in market value, between
  June 13, 1997 and the effective redemption date, of all
  the Company's issued and outstanding Class A shares and a
  redemption premium generating an annual compound return of
  20% per year on the principal.............................    400,000      400,000
                                                              ---------    ---------
To carry forward............................................    850,000      850,000

                          HEXAVISION TECHNOLOGIES INC.

                                                                2000         1999
                                                              ---------    ---------
                                                                  $            $
Carried forward.............................................    850,000      850,000
Debenture, bearing no interest, convertible no later than
  the closing date of any public issue into a number of
  Class A shares equal to an additional 2.5% of the
  Company's issued and outstanding Class A capital stock.
  The debenture is redeemable at the holder's option
  starting June 13, 2002 for a price equal to the principal
  plus the greater of 2.5% of the increase in market value,
  between June 13, 1997 and the effective redemption date,
  of all the Company's issued and outstanding Class A
  shares, or a redemption premium generating an annual
  compound return of 20% per year on the principal..........    200,000      200,000
Debentures, bearing no interest, convertible at any time but no later than the closing date of any public issue into
  1,788,276 Class B shares. In the event of a public issue,
  a default in respect of the shareholder agreement or an
  agreement with investors, or a transaction that would give control to a current or future shareholder, the debentures will be convertible into 1,788,276 Class A shares. The
  debentures are also redeemable at the holder's option
  starting June 13, 2002 for a price equal to the principal
  plus a redemption premium generating an annual compound
  return of 20% per year on the principal...................  2,400,000           --
                                                              ---------    ---------
                                                              3,450,000    1,050,000
                                                              =========    =========

     All debentures are due to shareholders of the Company.

6. OTHER LONG-TERM DEBT

                                                               2000       1999
                                                              -------    -------
                                                                 $          $
Repayable contribution from Canada Economic Development
  (CED) bearing no interest, repayable as of March 31, 2000
  in annual instalments, amounting to 4% of reported product
  sales to a maximum of $612,500............................  350,000    350,000
Term loan, bearing interest at prime rate plus 2.75%,
  repayable in monthly instalments of $4,383 plus interest,
  maturing in 2002. A movable hypothec on equipment,
  furniture, computer equipment and software collateralizes
  the loan..................................................   96,547    149,143
Term loan, at prime rate plus 2.75%, repayable in monthly
  instalments of $1,334 plus interest, maturing in 2004. A
  movable hypothec on computer equipment and equipment
  collateralizes the loan...................................   63,992     80,000
Advance from a shareholder, bearing interest at prime rate
  plus 3%, subordinated to the repayable contribution of
  $350,000..................................................   80,000     80,000
Repayable contribution from CED, bearing no interest,
  repayable in five consecutive and equal annual instalments starting June 30, 2002. The maximum authorized
  contribution is $200,000. [note 14].......................  125,575      9,584
                                                              -------    -------
                                                              716,114    668,727
Current portion of other long-term debt.....................   68,604     68,604
                                                              -------    -------
                                                              647,510    600,123
                                                              =======    =======

     The payments required on the other long-term debt for the next five years are as follows, without taking into account the payments to be made with respect to the repayable contribution of $350,000: 2001 -- $68,604; 2002 -- $59,959;
2003 -- $41,123; 2004 -- $41,083 and 2005 -- $25,115.

                          HEXAVISION TECHNOLOGIES INC.

7. CAPITAL STOCK

  Authorized

     Authorized capital stock includes the following:

        Unlimited number of shares, without par value --

        Class A, voting and participating.

        Class B, non-voting and participating.

        Class C, non-voting, non-participating with a cumulative dividend of 10% and redeemable at the option of the Company at the paid-up capital.

        Class D, non-voting, non-participating with a cumulative dividend of 12% and redeemable at the option of the Company at the paid-up capital.

        Class E, non-voting, non-participating with a non-cumulative dividend at a rate of 10% of the Company's net after-tax profits and redeemable at the option of the Company at the paid-up capital.

        Class F, issuable in series, voting or non-voting, participating. Directors are authorized to determine the number and designation, rights, privileges, restrictions and conditions associated with the shares of each series of this category.

        Class G, non-voting, non-participating and redeemable by the Company upon the death of the holder.

     Class H, non-voting, non-participating, with a cumulative dividend of 12% based on the redemption price of shares of this class and redeemable at the option of the holder for the paid-up capital plus a premium per share equal to the difference between its share of the fair value of the property received in exchange by the Company at the time each share in this category was issued and the amount paid up for each share in this category.

                                                                2000         1999
                                                              ---------    ---------
                                                                  $            $
ISSUED AND PAID
3,000,000 Class A shares....................................  1,451,000    1,451,000
   40,000 Class B shares....................................     20,000       20,000
                                                              ---------    ---------
                                                              1,471,000    1,471,000
                                                              =========    =========

     Under a stock option plan approved on November 2, 1999, 95,000 options on Class B shares were granted to 16 employees of the Company. The price at which these options may be exercised was set at $1 per employee, for a total of $16. At the time of issuance, 71,000 options were fully vested and 24,000 vest on the third anniversary from the hiring date. The options expire on November 2, 2004 or one month following the date of any future change of control if earlier. In the case of an initial public offering, the options would become fully vested immediately prior the initial public offering. As at January 31, 2000, 71,000 options were fully vested.

                          HEXAVISION TECHNOLOGIES INC.

8. NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

                                                                2000        1999
                                                              --------    --------
                                                                 $           $
Decrease in accounts receivable.............................   181,743      54,473
Decrease (increase) in investment tax credits receivable....   216,000    (211,000)
Decrease (increase) in inventories..........................    43,168     (49,592)
Decrease in prepaid expenses................................    39,828      63,582
Increase (decrease) in accounts payable and accrued
  liabilities...............................................  (297,840)    230,276
Increase in deferred revenue................................     4,062      50,000
                                                              --------    --------
                                                               186,961     137,739
                                                              ========    ========

9. RESEARCH AND DEVELOPMENT EXPENSES

     The amounts recorded as investment tax credits for research and development pertain to tax returns that have not yet been reviewed by tax authorities. In the event of differences between the amounts claimed by the Company and the amounts granted by the tax authorities, the resulting adjustment, which could be material, will be entered in the year in which the differences are reported.

10. CREDIT RISK

     48% of the accounts receivable are from one client which is the federal government [80% in 1999]. Revenues in 1999 were totally from the federal government [considered third party].

     Investment tax credits receivable were from the federal and provincial governments.

11. UNREALIZED TAX BENEFITS

     The amount of losses that the Company may carry forward for tax purposes and the expiry date of the period when the Company may take advantage of such losses are as follows:

                                                             AMOUNT
                                                     ----------------------      YEAR
YEAR OF LOSS                                          FEDERAL      QUEBEC      OF EXPIRY
------------                                         ---------    ---------    ---------
                                                         $            $
1996...............................................     39,031           --      2003
1997...............................................    113,096      113,096      2004
1998...............................................    461,710      320,408      2005
1999...............................................  1,023,488      912,446      2006
2000...............................................  1,888,463    1,836,410      2007

     Unclaimed expense balances in respect of scientific research and experimental development that may be used to reduce the Company's taxable income in future years total approximately $1,235,000 and $2,085,000 at the federal and Quebec levels respectively.

     The non-refundable federal tax credits that may be used to reduce the Company's taxable income in future years total $131,337 and expire starting in 2007.

     Unrealized eligible tax benefits resulting from losses, non-refundable tax credits and unclaimed expense balances in respect of scientific research and experimental development have not been recorded in the Company's books.

     The US subsidiary has approximately $191,000 US [$Cdn 283,000] of operating losses that may be carry forward for tax purposes until 2019.

                          HEXAVISION TECHNOLOGIES INC.

12. RELATED PARTY TRANSACTIONS

     In addition to the related party transactions disclosed elsewhere in these financial statements, the Company paid $7,515 in interest on the advance granted by a shareholder during 2000.

13. COMMITMENTS

     As at January 31, 2000, the Company had committed to pay a total rent in the amount of $794,213 under a lease terminating on May 31, 2009. However, the lease may be canceled as of June 1, 2004 in consideration of $72,263 in penalties. The rent payable over the next five years is as follows:

                                                                $
                                                             -------
  2001.....................................................   72,440
  2002.....................................................   75,247
  2003.....................................................   75,247
  2004.....................................................   82,263
  2005.....................................................   85,771
                                                             -------
                                                             390,968
                                                             =======

     The lease also provides for the payment of operating expenses by the Company.

14. SUBSEQUENT EVENTS

     On February 3, 2000, the Company amended its incorporating statutes whereby a new class of shares was added to its authorized capital stock, namely, an unlimited number of Class I shares. The shares in this class will be non-voting and non-participating, with a cumulative annual dividend of 20%, and ranking ahead of all other classes of shares, subject to the rights associated with the Class G shares. Class I shares will also be convertible into Class A shares and will be redeemable at the option of the holder.

     On the same date, certain shareholders agreed to invest $750,000 in the Company by way of Class I shares. On that date, the shareholders subscribed for $255,000 of Class I shares. The remaining balance was to be paid in two installments of $247,500 in April and July 2000, with each installment subject to compliance with certain conditions by the Company. On May 23, 2000, the Company issued 125,000 Class I shares for a cash consideration of $125,000.

     In March 2000, the Company received $29,463 from Canada Economic Development as the fourth installment under the repayable contribution agreement in connection with a maximum amount of $200,000.

     In April 2000, the Company received $150,000 as financing for its investment tax credits receivable.

     On July 21, 2000, a subsidiary of Adept Technology, Inc. ("Adept"), a US public company, purchased all of the issued and outstanding shares of the Company. In respect of this change of control, on June 30, 2000, all the debentures disclosed in note 5 were converted into 2,856,073 Class A shares. In addition, on June 30, 2000, all issued and outstanding Class I shares were converted into 405,378 Class A shares. The Company vested all unvested stock options and employees exercised 95,000 stock options and the Company issued 95,000 Class B shares for a subscription of $16 under the stock option plan (see note 7). On July 10, 2000, the Company was continued under the Nova Scotia Companies Act. In addition, the Company paid bonuses to employees for a total amount of $216,336 US (approximately $Cdn 317,000).

                          HEXAVISION TECHNOLOGIES INC.

     To October 20, 2000, the Company received advances from Adept of $1,528,000, bearing no interest, convertible at the option of the Company into a number of Preferred Shares to be created and having a paid-up capital and a redemption value equal the amount advanced. On July 2000, the Company reimbursed the repayable contribution included in the long-term debt of $350,000 (see note
6) for an amount of $450,000. On July 2000, the Company reimbursed the advance from a shareholder of $80,000 included on the long-term debt (see note 6). The agreement to invest the remaining amount in Class I shares by certain shareholders has been canceled as part of the acquisition by Adept.

15. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

     The financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following summary sets out the material adjustments to the Company's reported net income, balance sheet and cash flows to conform with accounting principles generally accepted in the United States ("U.S. GAAP").

                          HEXAVISION TECHNOLOGIES INC.

A) NET INCOME

                                                                 2000          1999
                                                              ----------    ----------
                                                                  $             $
Net loss under Canadian GAAP................................  (2,916,852)   (1,626,431)
Adjustment related to equipment used in research and
  development(i)............................................      80,186        36,905
Adjustment related to stock compensation(ii)................    (127,300)           --
                                                              ----------    ----------
NET LOSS AND COMPREHENSIVE LOSS UNDER U.S. GAAP.............  (2,963,966)   (1,589,526)
                                                              ==========    ==========

B) BALANCE SHEET

                                                                           2000
                                                        ------------------------------------------
                                                                       ADDITIONAL
                                                        CAPITAL    PAID IN CAPITAL --
                                                        ASSETS       STOCK OPTIONS        DEFICIT
                                                        -------    ------------------    ---------
                                                           $               $                 $
Balance under Canadian GAAP...........................  500,525              --          5,858,962
Adjustment related to equipment used in research and
  development(i)......................................  (83,386)             --             83,386
Adjustment related to compensation expense(ii)........       --         127,300            127,300
                                                        -------         -------          ---------
BALANCE UNDER U.S. GAAP...............................  417,139         127,300          6,069,648
                                                        =======         =======          =========

                                                                          1999
                                                       -------------------------------------------
                                                                       ADDITIONAL
                                                       CAPITAL     PAID IN CAPITAL --
                                                        ASSETS       STOCK OPTIONS        DEFICIT
                                                       --------    ------------------    ---------
                                                          $                $                 $
Balance under Canadian GAAP..........................   607,798           --             2,942,110
Adjustment related to equipment used in research and
  development(i).....................................  (163,572)          --               163,572
Adjustment related to compensation expense(ii).......        --           --                    --
                                                       --------            --            ---------
BALANCE UNDER U.S. GAAP..............................   444,226           --             3,105,682
                                                       ========            ==            =========

C) CASH FLOWS

     There are no material adjustments to the statements of cash flows.
---------------

 (i) Under Canadian GAAP, research and development equipment is capitalized and amortized over its useful life. Under U.S. GAAP, costs to acquire such equipment with no alternative use are charged to operations as incurred.

(ii) Under Canadian GAAP, no compensation expense is recorded when stock options are issued. Under US GAAP, the Company has adopted accounting principles board (APB) 25 to accounted for stock options. A compensation expense is recorded when stock options that are issued with exercise price lower than the fair value of the underlying shares.

                             ADEPT TECHNOLOGY, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements consist of the Adept Technology, Inc. ("Adept" or the "Company") unaudited pro forma combined condensed statement of operations for the year ended June 30, 2000 and the Adept unaudited pro forma combined condensed consolidated balance sheet at June 30, 2000.

ACQUISITION OF HEXAVISION TECHNOLOGIES INC.

     On July 21, 2000, the Company completed its acquisition of HexaVision Technologies Inc. ("HexaVision"), a Canadian corporation. HexaVision is a machine vision research and development company. Under the terms of the purchase agreement, the Company paid $5.1 million in cash and agreed to issue shares of its common stock to the shareholders of HexaVision with a value of $1.1 million subject to certain conditions. In addition, two payments totaling approximately $1.6 million in cash are contingent upon the achievement of certain operational milestones by HexaVision. The Company intends to account for the acquisition under the purchase method and will include the results of operations of HexaVision in Adept's results of operations beginning July 21, 2000.

WHAT THESE PRO FORMA STATEMENTS SHOW

     The Adept unaudited pro forma combined condensed financial statements give effect to the acquisition of HexaVision accounted for using the purchase method of accounting. The Adept pro forma combined condensed statement of operations for the year ended June 30, 2000 assumes the acquisition of HexaVision took place on July 1, 1999. The Adept unaudited pro forma combined condensed balance sheet assumes the acquisition of HexaVision took place on June 30, 2000.

BASIS OF PRESENTATION

     The Adept unaudited pro forma combined condensed financial statements reflect the acquisition of HexaVision accounted for using the purchase method of accounting and have been prepared on the basis of assumptions described in the notes including assumptions relating to the allocation of the amount of consideration paid to the assets and liabilities of HexaVision based upon preliminary estimates of fair value and preliminary estimates of assets acquired and liabilities assumed. The actual allocation of the total consideration may differ from those assumptions reflected in the Adept unaudited pro forma combined condensed financial statements after the valuation is completed, transaction costs are finalized and the final assets acquired and liabilities assumed are determined.

THESE PRO FORMA UNAUDITED COMBINED CONDENSED FINANCIAL STATEMENTS SHOULD BE READ WITH EACH COMPANY'S FINANCIAL STATEMENTS.

     The Adept unaudited pro forma combined condensed financial statements should be read in conjunction with the related notes included in this document and the audited financial statements of Adept and HexaVision, including the notes to each, that are included elsewhere in this document. The Adept unaudited pro forma combined condensed financial statements do not necessarily indicate what the actual operating results or financial position would have been had the acquisition of HexaVision taken place on July 1, 1999 or June 30, 2000. They also do not purport to indicate Adept's future results of operations or financial position.

                             ADEPT TECHNOLOGY, INC.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

                                            ADEPT             HEXAVISION
                                      TECHNOLOGY, INC.     TECHNOLOGIES INC.                     PRO FORMA
                                         YEAR ENDED           YEAR ENDED         PRO FORMA       COMBINED
                                        JUNE 30, 2000       APRIL 30, 2000      ADJUSTMENTS    JUNE 30, 2000
                                      -----------------    -----------------    -----------    -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues........................       $99,212              $   119           $    --         $99,331
Cost of revenues....................        56,173                   32                56(5)       56,261
                                           -------              -------           -------         -------
Gross margin........................        43,039                   87               (56)         43,070
Operating expenses:
  Research, development and
     engineering....................        14,629                  376                --          15,005
  Selling, general and
     administrative.................        29,503                1,101                --          30,604
  Merger-related charges............           988                   --                --             988
  Amortization of goodwill and other
     intangibles....................           685                   --             2,207(5)        2,892
                                           -------              -------           -------         -------
     Total operating expenses.......        45,805                1,477             2,207          49,489
                                           -------              -------           -------         -------
Operating loss......................        (2,766)              (1,390)           (2,263)         (6,419)
Interest income.....................         1,031                   12                --           1,043
Interest and other expense..........           285                  434                --             719
                                           -------              -------           -------         -------
Loss before benefit from income
  taxes.............................        (2,020)              (1,812)           (2,263)         (6,095)
Benefit from income taxes...........          (593)                  --                --            (593)
                                           -------              -------           -------         -------
Net loss............................       $(1,427)             $(1,812)          $(2,263)        $(5,502)
                                           =======              =======           =======         =======
Net loss per share:
  Basic.............................       $ (0.15)                                               $ (0.56)
  Diluted...........................       $ (0.15)                                               $ (0.56)
Number of shares used in computing
  per share amounts:
  Basic.............................         9,774                                                  9,774
  Diluted...........................         9,774                                                  9,774

                             ADEPT TECHNOLOGY, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                           ADEPT             HEXAVISION                         PRO FORMA
                                      TECHNOLOGY, INC.    TECHNOLOGIES INC.     PRO FORMA       COMBINED
                                       JUNE 30, 2000       APRIL 30, 2000      ADJUSTMENTS    JUNE 30, 2000
                                      ----------------    -----------------    -----------    -------------
                                                                 (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.........      $13,487              $    12           $(5,452)(1)     $ 8,047
  Short-term investments............        6,950                   --                --           6,950
  Accounts receivable...............       25,527                   58                --          25,585
  Inventories.......................       15,153                    5                --          15,158
  Deferred tax and other current
     assets.........................        7,049                  265                --           7,314
                                          -------              -------           -------         -------
     Total current assets...........       68,166                  340            (5,452)         63,054
Property and equipment, net.........        5,583                  262                --           5,845
Goodwill and other intangibles,
  net...............................       16,963                   --             5,636(2)       22,599
Other assets........................        2,811                   53               (53)(2)       2,811
                                          -------              -------           -------         -------
     Total assets...................      $93,523              $   655           $   131         $94,309
                                          =======              =======           =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................      $10,841              $   191           $    --         $11,032
  Accrued payroll and related
     expenses.......................        4,727                   --                --           4,727
  Accrued warranty..................        1,915                   --                --           1,915
  Deferred revenue..................        1,511                   --                --           1,511
  Taxes payable and other accrued
     liabilities....................        2,579                  101                --           2,680
                                          -------              -------           -------         -------
     Total current liabilities......       21,573                  292                --          21,865
Long term liabilities:
  Deferred income tax...............        1,222                   --                --           1,222
  Convertible debentures............           --                3,103            (3,103)(3)          --
  Long-term debt....................           --                  494                --             494
Commitments and contingencies
Redeemable common stock.............           --                  176              (176)(4)          --
Shareholders' Equity:
  Preferred stock...................           --                   --                --              --
  Common stock......................       67,184                1,132            (1,132)(4)      67,184
  Retained earnings.................        3,544               (4,542)            4,542(4)        3,544
                                          -------              -------           -------         -------
     Total shareholders' equity.....       70,728               (3,410)            3,410          70,728
                                          -------              -------           -------         -------
     Total liabilities and
       shareholders' equity.........      $93,523              $   655           $   131         $94,309
                                          =======              =======           =======         =======

                           NOTES TO ADEPT TECHNOLOGY

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

     On July 21, 2000, the Company acquired HexaVision Technologies Inc. ("HexaVision"), a Canadian corporation. HexaVision is a machine vision research and development company. Under the terms of the purchase agreement, the Company paid $5.1 million in cash and agreed to issue shares of its common stock to the shareholders of HexaVision with a value of $1.1 million subject to certain conditions. In addition, two payments totaling approximately $1.6 million in cash are contingent upon the achievement of certain operational milestones by HexaVision. The Company intends to account for the acquisition under the purchase method and will include the results of operations of HexaVision in Adept's results of operations beginning July 21, 2000.

     Under the terms of the purchase agreement, Adept paid $5.5 million in cash (including transaction costs of $0.4 million). In addition, the Company will be issuing shares of its common stock with a value of $1.1 million and making two cash payments totaling approximately $1.6 million to the shareholders of HexaVision contingent upon the continued employment of more than fifty percent of selected HexaVision employees through July 2001. The Company deposited $1.6 million into an escrow account pending resolution of the contingencies. These contingent cash payments and share issuances will be accounted for as additional purchase price when the contingencies have been resolved. If the payments are made and the shares issued these amounts will be allocated to goodwill. The acquisition of HexaVision is accounted for under the purchase method of accounting.

     The unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions relating to the allocation of the amount of consideration paid to the assets and liabilities of HexaVision based on preliminary estimates of fair value as well as HexaVision's balance sheet as of April 30, 2000. The actual allocation of the amount such consideration will differ from that reflected in these unaudited pro forma combined condensed financial statements since the actual allocation will be based on the assets acquired and the liabilities assumed as of July 21, 2000. In addition, the actual allocation may differ from that reflected in these unaudited pro forma combined condensed financial statements after valuations have been completed and final transaction costs have been determined. Below is a table of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired, in thousands:

                                                                             ANNUAL
                                          ACQUISITION    AMORTIZATION     AMORTIZATION
                                             COST            LIFE        OF INTANGIBLES
                                          -----------    ------------    --------------
Cash....................................    $5,100
Transaction costs.......................       352
                                            ------
     Total acquisition cost.............    $5,452
                                            ======
Purchase Price Allocation
  Net liabilities assumed...............    $ (205)
  Developed and core technology.........       140        30 months          $   56
  Non-compete covenant..................       130        30 months              52
  Assembled workforce...................       254        30 months             102
  Goodwill..............................     5,133        30 months           2,053
                                            ------                           ------
     Total..............................    $5,452                           $2,263
                                            ======                           ======

     The acquired tangible assets of HexaVision principally include cash, accounts receivable, and property and equipment. Liabilities assumed principally include accounts payable, other accrued liabilities and long-term debt.

                           NOTES TO ADEPT TECHNOLOGY

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     To determine the value of developed and core technology, the expected future cash flows attributable to all existing technology was discounted, taking into account the risks associated with the applications of the technology, existing and future markets and the life cycle of the technology. The developed and core technology is being amortized on the straight-line basis over the estimated useful life of 30 months.

     The values of the non-compete covenant and assembled workforce were derived by estimating the cost of competition in the marketplace as well as the cost to replace existing employees. The non-compete covenant and assembled workforce are being amortized on the straight-line basis over the 30-month life of the non-compete agreements.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill is being amortized on the straight-line basis over 30 months.

2. CONVERSION OF HEXAVISION FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES AND UNITED STATES DOLLARS

     The financial statements for HexaVision which were prepared in accordance with accounting principles generally accepted in Canada have been conformed to accounting principles generally accepted in the United States for purposes of including them in the Adept unaudited pro forma combined condensed financial statements. The adjustments necessary to conform the HexaVision financial statements to accounting principles generally accepted in the United States consisted principally of stock compensation charges for certain employee options, the write off of research and development equipment without alternative uses.

     The consolidated balance sheet and consolidated statement of operations for HexaVision were translated to U.S. dollars using average exchange rates for the Adept unaudited pro forma combined condensed statement of operations and period end and historical exchange rates for the Adept unaudited pro forma combined condensed balance sheet, as applicable.

3. PRO FORMA ADJUSTMENTS

     The Adept unaudited pro forma combined condensed financial statements give effect to the following pro forma adjustments:

     (1) To reflect the cash paid for the purchase of HexaVision including transaction costs.

     (2) To state the assets and liabilities of HexaVision at their fair values.

     (3) To reflect the elimination of HexaVision's convertible debentures of $3.1 million not assumed in the purchase transaction.

     (4) To reflect the elimination of HexaVision's redeemable common stock of $0.2 million, common stock of $1.1 million and accumulated deficit of $4.5 million.

     (5) To reflect amortization of goodwill and other intangibles related to the HexaVision acquisition.

[DESCRIPTION OF INSIDE BACK COVER GRAPHIC
GRAPHICS DEPICTING ADEPT PRODUCTS BY ROBOTICS SYSTEM LAYER INCLUDING THE FOLLOWING NAMES WITH A PHOTOGRAPH FOR EACH TYPE OF PRODUCT:
  SIMULATION SOFTWARE
  MOTION CONTROL
  VISION
  MECHANISMS
  CONTROLLER
  APPLICATIONS SOFTWARE
  PC COMPATIBLE SOFTWARE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,134,755 SHARES

                             ADEPT TECHNOLOGY, INC.

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                               CIBC WORLD MARKETS

                                           , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except for the SEC registration fee, Nasdaq and NASD filing fees:

                                                              AMOUNT TO
ITEM                                                           BE PAID
----                                                          ---------
SEC registration fee........................................  $ 24,506
Nasdaq filing fee...........................................    17,500
NASD filing fee.............................................     9,783
Accounting fees and expenses................................   175,000
Legal fees and expenses.....................................   400,000
Printing and engraving expenses.............................   150,000
Blue Sky fees and expenses..................................    20,000
Miscellaneous...............................................   103,211
                                                              --------
          Total.............................................  $900,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 204(a) of the California General Corporation Law, our articles of incorporation eliminate a director's personal liability for monetary damages to Adept and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for
(i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of Adept or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to Adept or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to Adept or its shareholders and (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Adept or its shareholders. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Our articles of incorporation and bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. We have entered into indemnification agreements with our directors and executive officers.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Adept in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of us.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On April 28, 2000, we purchased all of the outstanding shares of capital stock of Pensar Tucson, Inc., an Arizona corporation. In connection with the acquisition, we issued 100,000 shares of our common stock to the shareholders of Pensar valued at $11.75 per share which was the fair market value of our common stock at April 28, 2000. The shares were issued pursuant to exemptions by reason of Section 4(2) and Regulation D under the Securities Act of 1933. These sales were made in private transactions without general solicitation or advertising.

     On May 31, 2000, we completed the acquisition of NanoMotion Incorporated, a California corporation, in a stock for stock merger. In connection with the acquisition, we issued 600,000 shares of our common stock to the shareholders of NanoMotion valued at $21 per share which was the fair market value of our common stock at May 31, 2000. The shares were issued pursuant to exemptions by reason of Section 4(2) and Regulation D under the Securities Act of 1933. These sales were made in private transactions without general solicitation or advertising.

     In July 1999, we issued 720,008 shares of our common stock in connection with our acquisition of BYE/OASIS Engineering, Inc., a Texas corporation. We issued these shares pursuant to exemptions by reason of Section 4(2) and Regulation D under the Securities Act of 1933. These sales were made in private transactions without solicitation or advertising.

     On February 13, 1998, the Company acquired RoboElektronik GmbH through the issuance of 24,252 shares of the Company's common stock, which were exchanged for all of the outstanding capital stock of RoboElektronik. We issued these shares pursuant to exemptions by reason of Regulation S under the Securities Act. The Company obtained representations from the shareholders of RoboElektronik to the effect that each holder was not a "U.S. person" within the meaning of Regulation S. The offer of Company shares was made in an offshore transaction, and neither the Company, any distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing made any directed selling efforts with respect to the Company shares in the United States.

ITEM 16.  EXHIBITS

     (A) EXHIBITS

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
 1.1*      Form of Purchase Agreement.
 2.1       Share Purchase Agreement among Marc Tremblay, Alain Rivard,
           Eric St-Pierre, Pierre Boivin, 9044-0108 Quebec Inc.,
           Societe Innovatech Quebec et Chaudiere-Appalaches, Sofinov,
           Societe Financiere d'Innovation Inc., Business Development
           Bank of Canada, Christian Labbe, Patrick Murphy and certain other shareholders named therein, Adept Technology Canada
           Holding Co., and Registrant, dated July 21, 2000
           (incorporated by reference to Exhibit 2.1 to the
           Registrant's Current Report on Form 8-K/A filed with the
           Securities and Exchange Commission on October 25, 2000).+
 3.1       Amended and Restated Articles of Incorporation of the
           Registrant (incorporated by reference to Exhibit 3.1 to the
           Registrant's Registration Statement on Form S-1 (No.
           33-98816) (the "1995 Form S-1")).
 3.2       Bylaws of the Registrant, as amended to date (incorporated by reference to Exhibit 3.2 to the Registrant's Annual
           Report on Form 10-K for the fiscal year ended June 30, 2000)
           (the "2000 Form 10-K")).
 4.1       Form of Stock Certificate (incorporated by reference to
           Exhibit 4.2 to the 1995 Form S-1).
 5.1*      Opinion of Gibson, Dunn & Crutcher LLP.
10.1**     1983 Stock Incentive Program, and form of agreements thereto
           (incorporated by reference to Exhibit 10.1 to the 1995 Form
           S-1).

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
10.2**     1993 Stock Plan as amended, and form of agreement thereto
           (incorporated by reference to Exhibit 10.2 to the
           Registrant's Form 10-K for the fiscal year ended June 30,
           1997 (the "1997 Form 10-K")).
10.3**     1998 Employee Stock Purchase Plan as amended, and form of
           agreements thereto (incorporated by reference to Exhibit
           10.3 to the Registrant's Form 10-K for the fiscal year ended
           June 30, 1999 (the "1999 Form 10-K")).
10.4**     1995 Director Option Plan as amended, and form of agreement thereto (incorporated by reference to Exhibit 10.4 to the
           1997 Form 10-K).
10.5       Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to
           Exhibit 10.5 to the 1995 Form S-1).
10.6       Office Building Lease between Registrant and Puente Hills
           Business Center II dated May 20, 1993 (incorporated by
           reference to Exhibit 10.6.2 to the 1995 Form S-1).
10.7**     Loan Payoff Plan dated August 3, 1993 between Registrant and
           Charles Duncheon (incorporated by reference to Exhibit 10.7 to the 1995 Form S-1).
10.8**     Promissory Note between Registrant and Charles Duncheon
           dated August 20, 1998 (incorporated by reference to Exhibit
           10.7.1 to the 1999 Form 10-K).
10.9**     Promissory Note between Registrant and Richard Casler dated
           April 16, 1999 (incorporated by reference to Exhibit 10.7.2 to the 1999 Form 10-K).
10.10**    Promissory Note between Registrant and Brian Carlisle dated
           May 7, 1999 (incorporated by reference to Exhibit 10.7.3 to the 1999 Form 10-K).
10.11**    Promissory Note between Registrant and Bruce Shimano dated
           May 7, 1999 (incorporated by reference to Exhibit 10.7.4 to the 1999 Form 10-K).
10.12**    Offer Letter between the Registrant and Marcy Alstott dated
           February 19, 1998, as amended (incorporated by reference to
           Exhibit 10.8 to the Registrant's Form 10-K for the fiscal
           year ended June 30, 1998 (the "1998 Form 10-K")).
10.13**    Promissory Note between Registrant and Marcy Alstott dated
           April 27, 1998 (incorporated by reference to Exhibit 10.8.1 to the 1998 Form 10-K).
10.14**    Offer Letter between the Registrant and Kathleen Fisher
           dated July 16, 1999 (incorporated by reference to Exhibit
           10.8.2 to the 1999 Form 10-K).
10.15**    Promissory Note between Registrant and Kathleen Fisher dated
           August 2, 1999 (incorporated by reference to Exhibit 10.8.3 to the 1999 Form 10-K).
10.16      Lease Agreement dated as of April 30, 1998 between the
           Registrant and the Joseph and Eda Pell Revocable Trust dated
           August 18, 1989 (incorporated by reference to Exhibit 10.9 to the 1998 Form 10-K).
10.17      Lease Agreement dated June 1, 1998 between the Registrant
           and Technology Centre Associates LLC for the premises
           located at 180 Rose Orchard Way, San Jose, California
           (incorporated by reference to Exhibit 10.10 to the 1998 Form
           10-K).
10.18      First Amendment to Lease Agreement dated June 1, 1998
           between the Registrant and Technology Centre Associates LLC dated July 31, 1998 (incorporated by reference to Exhibit
           10.10.1 to the 1998 Form 10-K).
10.19      Lease Agreement dated June 1, 1998 between Registrant and
           Technology Centre Associates LLC for the premises located at
           150 Rose Orchard Way, San Jose, California (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the fiscal quarter ended September 30, 2000 (the "2000 First
           Quarter Form 10-Q")).

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
10.20      Second Amendment to Lease Agreement dated March 31, 2000
           between Registrant and Technology Centre Associates LLC
           dated July 31, 1998 (incorporated by reference to Exhibit
           10.23 to the 2000 Form 10-K).
10.21      First Addendum to Lease Agreement dated August 18, 1999
           between Registrant and Joseph and Eda Pell Revocable Trust dated August 18, 1989 (incorporated by reference to Exhibit
           10.24 to the 2000 Form 10-K).
10.22      Lease Agreement dated April 28, 2000 between Registrant and
           Michael and Diane Edwards for premises located in Tucson,
           Arizona (incorporated by reference to Exhibit 10.25 to the
           2000 Form 10-K).
10.23      Lease Agreement dated May 19, 2000 between NanoMotion Inc.
           and United Insurance Co. of America for premises located at
           Santa Barbara, California (incorporated by reference to
           Exhibit 10.26 to the 2000 Form 10-K).
10.24***   Agreement between Registrant and Altron Systems Corporation
           (acquired by Sanmina Corporation) dated January 30, 1998
           (incorporated by reference to Exhibit 10.27 to the 2000 Form
           10-K).
10.25      Agreement between Registrant and Ramix Incorporated dated
           October 27, 1998 (incorporated by reference to Exhibit 10.28 to the 2000 Form 10-K).
10.26      Robot Module Purchase and Service Agreement between
           Registrant and NSK Corporation dated January 19, 1995
           (incorporated by reference to Exhibit 10.29 to the 2000 Form
           10-K).
10.27***   Agreement between Registrant and Electronic Manufacturing
           Systems, Inc. dated August 28, 1997 (incorporated by
           reference to Exhibit 10.30 to the 2000 Form 10-K).
10.28***   Original Equipment Manufacturer Agreement between Registrant and Hirata Corporation dated January 31, 1995 (incorporated by reference to Exhibit 10.31 to the 2000 Form 10-K).
10.29***   Original Equipment Manufacturing Agreement between
           Registrant and Samsung Electronics Co., LTD dated February
           26, 1999 (incorporated by reference to Exhibit 10.32 to the
           2000 Form 10-K).
10.30***   Sublicense Agreement between SILMA Division of Registrant
           and Adept Japan Co., LTD dated September 26, 2000
           (incorporated by reference to Exhibit 10.33 to the 2000 Form
           10-K).
10.31***   Original Equipment Manufacturing Agreement between
           Registrant and Yaskawa Electric Corp. dated August 29, 2000
           (incorporated by reference to Exhibit 10.34 to the 2000 Form
           10-K).
10.32      Industrial R&D Lease Agreement dated October 31, 2000
           between Registrant and Tri-Valley Campus I, LLC for premises located at Livermore, California (incorporated by reference to Exhibit 10.1 to the 2000 First Quarter Form 10-Q).
10.33      Amendment No. 1 dated September 9, 1997 to Office Building
           Lease between Registrant and Puente Hills Business Center II dated May 20, 1993 (incorporated by reference to Exhibit
           10.3 to the 2000 First Quarter Form 10-Q).
10.34      Amendment No. 2 dated June 17, 1998 to Office Building Lease between Registrant and Puente Hills Business Center II dated
           May 20, 1993 (incorporated by reference to Exhibit 10.4 to the 2000 First Quarter Form 10-Q).
21.1       Subsidiaries of the Registrant (incorporated by reference to
           Exhibit 21.1 to the 2000 Form 10-K).
23.1       Consent of Independent Auditors regarding Adept Technology,
           Inc.

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
23.2       Consent of Independent Auditors regarding HexaVision
           Technologies Inc.
23.3       Consent of Gibson, Dunn & Crutcher LLP (included in their
           opinion filed as Exhibit 5.1).
24.1       Power of Attorney (previously filed with this Registration
           Statement).

---------------
  + Schedules have been omitted and will be provided to the SEC upon request.

  * To be filed by amendment.

 ** Management contract or compensatory plan or arrangement.

*** Confidential treatment has been requested as to certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the SEC.

     (B) FINANCIAL STATEMENT SCHEDULES

     The following financial statement schedule is filed with Part II of herein:

     Schedule II -- Valuation and Qualifying Accounts.

     Additional schedules are not required under the related schedule instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     A. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Adept pursuant to the foregoing provisions, or otherwise, Adept has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Adept of expenses incurred or paid by a director, officer, or controlling person of Adept in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Adept will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     B.  Adept hereby undertakes that:

        (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Adept pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                             ADEPT TECHNOLOGY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                              ADDITIONS
                                             BALANCE AT       CHARGED TO                        BALANCE AT
                                             BEGINNING        COSTS AND                           END OF
DESCRIPTION                                  OF PERIOD         EXPENSES        DEDUCTIONS(1)      PERIOD
-----------                                  ----------       ----------       -------------    ----------
                                                                     (IN THOUSANDS)
Year ended June 30, 1998:
  Allowance for doubtful accounts..........     $459             $346              $343            $462
Year ended June 30, 1999:
  Allowance for doubtful accounts..........      462              389               135             716
Year ended June 30, 2000:
  Allowance for doubtful accounts..........      716              516               595             637

---------------
(1) Includes write offs net of recoveries.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California on November 13, 2000.

                                          ADEPT TECHNOLOGY, INC.

                                          By: /s/   BRIAN R. CARLISLE
                                            ------------------------------------
                                                     Brian R. Carlisle
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURES                                   TITLE                     DATE
                    ----------                                   -----                     ----
              /s/ BRIAN R. CARLISLE*                 Chairman of the Board and       November 13, 2000
---------------------------------------------------    Chief Executive Officer
                 Brian R. Carlisle                     (Principal Executive
                                                       Officer)

               /s/ MICHAEL W. OVERBY                 Vice President, Finance and     November 13, 2000
---------------------------------------------------    Chief Financial Officer
                 Michael W. Overby                     (Principal Financial Officer
                                                       and Principal Accounting
                                                       Officer)

               /s/ BRUCE E. SHIMANO*                 Vice President, Research and    November 13, 2000
---------------------------------------------------    Development, Secretary and
                 Bruce E. Shimano                      Director

              /s/ RONALD E. F. CODD*                 Director                        November 13, 2000
---------------------------------------------------
                 Ronald E. F. Codd

               /s/ MICHAEL P. KELLY*                 Director                        November 13, 2000
---------------------------------------------------
                 Michael P. Kelly

                 /s/ CARY R. MOCK*                   Director                        November 13, 2000
---------------------------------------------------
                   Cary R. Mock

               /s/ JOHN E. POMEROY*                  Director                        November 13, 2000
---------------------------------------------------
                  John E. Pomeroy

            *By: /s/ MICHAEL W. OVERBY
   ---------------------------------------------
                 Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
 1.1*      Form of Purchase Agreement.
 2.1       Share Purchase Agreement among Marc Tremblay, Alain Rivard,
           Eric St-Pierre, Pierre Boivin, 9044-0108 Quebec Inc.,
           Societe Innovatech Quebec et Chaudiere-Appalaches, Sofinov,
           Societe Financiere d'Innovation Inc., Business Development
           Bank of Canada, Christian Labbe, Patrick Murphy and certain other shareholders named therein, Adept Technology Canada
           Holding Co., and Registrant, dated July 21, 2000
           (incorporated by reference to Exhibit 2.1 to the
           Registrant's Current Report on Form 8-K/A filed with the
           Securities and Exchange Commission on October 25, 2000).+
 3.1       Amended and Restated Articles of Incorporation of the
           Registrant (incorporated by reference to Exhibit 3.1 to the
           Registrant's Registration Statement on Form S-1 (No.
           33-98816) (the "1995 Form S-1")).
 3.2       Bylaws of the Registrant, as amended to date (incorporated by reference to Exhibit 3.2 to the Registrant's Annual
           Report on Form 10-K for the fiscal year ended June 30, 2000)
           (the "2000 Form 10-K")).
 4.1       Form of Stock Certificate (incorporated by reference to
           Exhibit 4.2 to the 1995 Form S-1).
 5.1*      Opinion of Gibson, Dunn & Crutcher LLP.
10.1**     1983 Stock Incentive Program, and form of agreements thereto
           (incorporated by reference to Exhibit 10.1 to the 1995 Form
           S-1).
10.2**     1993 Stock Plan as amended, and form of agreement thereto
           (incorporated by reference to Exhibit 10.2 to the
           Registrant's Form 10-K for the fiscal year ended June 30,
           1997 (the "1997 Form 10-K")).
10.3**     1998 Employee Stock Purchase Plan as amended, and form of
           agreements thereto (incorporated by reference to Exhibit
           10.3 to the Registrant's Form 10-K for the fiscal year ended
           June 30, 1999 (the "1999 Form 10-K")).
10.4**     1995 Director Option Plan as amended, and form of agreement thereto (incorporated by reference to Exhibit 10.4 to the
           1997 Form 10-K).
10.5       Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to
           Exhibit 10.5 to the 1995 Form S-1).
10.6       Office Building Lease between Registrant and Puente Hills
           Business Center II dated May 20, 1993, (incorporated by
           reference to Exhibit 10.6.2 to the 1995 Form S-1).
10.7**     Loan Payoff Plan dated August 3, 1993 between Registrant and
           Charles Duncheon (incorporated by reference to Exhibit 10.7 to the 1995 Form S-1).
10.8**     Promissory Note between Registrant and Charles Duncheon
           dated August 20, 1998 (incorporated by reference to Exhibit
           10.7.1 to the 1999 Form 10-K).
10.9**     Promissory Note between Registrant and Richard Casler dated
           April 16, 1999 (incorporated by reference to Exhibit 10.7.2 to the 1999 Form 10-K).
10.10**    Promissory Note between Registrant and Brian Carlisle dated
           May 7, 1999 (incorporated by reference to Exhibit 10.7.3 to the 1999 Form 10-K).
10.11**    Promissory Note between Registrant and Bruce Shimano dated
           May 7, 1999 (incorporated by reference to Exhibit 10.7.4 to the 1999 Form 10-K).
10.12**    Offer Letter between the Registrant and Marcy Alstott dated
           February 19, 1998, as amended (incorporated by reference to
           Exhibit 10.8 to the Registrant's Form 10-K for the fiscal
           year ended June 30, 1998 (the "1998 Form 10-K")).

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
10.13**    Promissory Note between Registrant and Marcy Alstott dated
           April 27, 1998 (incorporated by reference to Exhibit 10.8.1 to the 1998 Form 10-K).
10.14**    Offer Letter between the Registrant and Kathleen Fisher
           dated July 16, 1999 (incorporated by reference to Exhibit
           10.8.2 to the 1999 Form 10-K).
10.15**    Promissory Note between Registrant and Kathleen Fisher dated
           August 2, 1999 (incorporated by reference to Exhibit 10.8.3 to the 1999 Form 10-K).
10.16      Lease Agreement dated as of April 30, 1998 between the
           Registrant and the Joseph and Eda Pell Revocable Trust dated
           August 18, 1989 (incorporated by reference to Exhibit 10.9 to the 1998 Form 10-K).
10.17      Lease Agreement dated June 1, 1998 between the Registrant
           and Technology Centre Associates LLC for the premises
           located at 180 Rose Orchard Way, San Jose, California
           (incorporated by reference to Exhibit 10.10 to the 1998 Form
           10-K).
10.18      First Amendment to Lease Agreement dated June 1, 1998
           between the Registrant and Technology Centre Associates LLC dated July 31, 1998 (incorporated by reference to Exhibit
           10.10.1 to the 1998 Form 10-K).
10.19      Lease Agreement dated June 1, 1998 between Registrant and
           Technology Centre Associates LLC for the premises located at
           150 Rose Orchard Way, San Jose, California (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the fiscal quarter ended September 30, 2000 (the "2000 First
           Quarter Form 10-Q")).
10.20      Second Amendment to Lease Agreement dated March 31, 2000
           between Registrant and Technology Centre Associates LLC
           dated July 31, 1998 (incorporated by reference to Exhibit
           10.23 to the 2000 Form 10-K).
10.21      First Addendum to Lease Agreement dated August 18, 1999
           between Registrant and Joseph and Eda Pell Revocable Trust dated August 18, 1989 (incorporated by reference to Exhibit
           10.24 to the 2000 Form 10-K).
10.22      Lease Agreement dated April 28, 2000 between Registrant and
           Michael and Diane Edwards for premises located in Tucson,
           Arizona (incorporated by reference to Exhibit 10.25 to the
           2000 Form 10-K).
10.23      Lease Agreement dated May 19, 2000 between NanoMotion Inc.
           and United Insurance Co. of America for premises located at
           Santa Barbara, California (incorporated by reference to
           Exhibit 10.26 to the 2000 Form 10-K).
10.24***   Agreement between Registrant and Altron Systems Corporation
           (acquired by Sanmina Corporation) dated January 30, 1998
           (incorporated by reference to Exhibit 10.27 to the 2000 Form
           10-K).
10.25      Agreement between Registrant and Ramix Incorporated dated
           October 27, 1998 (incorporated by reference to Exhibit 10.28 to the 2000 Form 10-K).
10.26      Robot Module Purchase and Service Agreement between
           Registrant and NSK Corporation dated January 19, 1995
           (incorporated by reference to Exhibit 10.29 to the 2000 Form
           10-K).
10.27***   Agreement between Registrant and Electronic Manufacturing
           Systems, Inc. dated August 28, 1997 (incorporated by
           reference to Exhibit 10.30 to the 2000 Form 10-K).
10.28***   Original Equipment Manufacturer Agreement between Registrant and Hirata Corporation dated January 31, 1995 (incorporated by reference to Exhibit 10.31 to the 2000 Form 10-K).
10.29***   Original Equipment Manufacturing Agreement between
           Registrant and Samsung Electronics Co., LTD dated February
           26, 1999 (incorporated by reference to Exhibit 10.32 to the
           2000 Form 10-K).

EXHIBIT
 NUMBER                           EXHIBIT TITLE
--------                          -------------
10.30***   Sublicense Agreement between SILMA Division of Registrant
           and Adept Japan Co., LTD dated September 26, 2000
           (incorporated by reference to Exhibit 10.33 to the 2000 Form
           10-K).
10.31***   Original Equipment Manufacturing Agreement between
           Registrant and Yaskawa Electric Corp. dated August 29, 2000
           (incorporated by reference to Exhibit 10.34 to the 2000 Form
           10-K).
10.32      Industrial R&D Lease Agreement dated October 31, 2000
           between Registrant and Tri-Valley Campus I, LLC for premises located at Livermore, California (incorporated by reference to Exhibit 10.1 to the 2000 First Quarter Form 10-Q).
10.33      Amendment No. 1 dated September 9, 1997 to Office Building
           Lease between Registrant and Puente Hills Business Center II dated May 20, 1993 (incorporated by reference to Exhibit
           10.3 to the 2000 First Quarter Form 10-Q).
10.34      Amendment No. 2 dated June 17, 1998 to Office Building Lease between Registrant and Puente Hills Business Center II dated
           May 20, 1993 (incorporated by reference to Exhibit 10.4 to the 2000 First Quarter Form 10-Q).
21.1       Subsidiaries of the Registrant (incorporated by reference to
           Exhibit 21.1 to the 2000 Form 10-K).
23.1       Consent of Independent Auditors regarding Adept Technology,
           Inc.
23.2       Consent of Independent Auditors regarding HexaVision
           Technologies Inc.
23.3       Consent of Gibson, Dunn & Crutcher LLP (included in their
           opinion filed as Exhibit 5.1).
24.1       Power of Attorney (previously filed with this Registration
           Statement).

---------------
  + Schedules have been omitted and will be provided to the SEC upon request.

  * To be filed by amendment.

 ** Management contract or compensatory plan or arrangement.

*** Confidential treatment has been requested as to certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the SEC.